CUSIP No. 124923 10 3                                         Page 1 of 14 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )[FN]

                           CFW Communications Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   124923 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                 William J. Hewitt, Esq.
  & Stowe                               Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500             Maynard & Kristol
New York, New York  10022               45 Rockefeller Plaza
Attention: Jonathan Rather              New York, New York  10111
Tel. (212) 893-9500                     Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 124923 10 3                                         Page 2 of 14 Pages

1)   Name of Reporting Person                             Welsh, Carson, Ander-
     and I.R.S. Identification                            son & Stowe VIII, L.P.
     No. of Above Person if
     an Entity (Volunary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                   (a)  [X]
     if a Member of a Group                                      (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                        7) Sole Voting           2,721,727 shares of
Shares Beneficially                 Power                 Common Stock
Owned by Each                                             (issuable upon
Reporting Person                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
                                ------------------------------------------------
                                 8) Shared Voting
                                    Power                       -0-
                                ------------------------------------------------
                                 9) Sole Disposi-         2,721,727 shares of
                                    tive Power            Common Stock
                                                          (issuable upon
                                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
                                ------------------------------------------------
                                10) Shared Dis-
                                    positive Power              -0-
                                ------------------------------------------------
11)  Aggregate Amount Beneficially                        2,721,727 shares of
     Owned by Each Reporting Person                       Common Stock
                                                          (issuable upon
                                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       17.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 124923 10 3                                         Page 3 of 14 Pages

1)   Name of Reporting Person                             Welsh, Carson, Ander-
     and I.R.S. Identification                            son & Stowe IX, L.P.
     No. of Above Person if
     an Entity (Volunary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                   (a)  [X]
     if a Member of a Group                                      (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                        7) Sole Voting           2,721,727 shares of
Shares Beneficially                 Power                 Common Stock
Owned by Each                                             (issuable upon
Reporting Person                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
                                ------------------------------------------------
                                 8) Shared Voting
                                    Power                       -0-
                                ------------------------------------------------
                                 9) Sole Disposi-         2,721,727 shares of
                                    tive Power            Common Stock
                                                          (issuable upon
                                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
                                ------------------------------------------------
                                10) Shared Dis-
                                    positive Power              -0-
                                ------------------------------------------------
11)  Aggregate Amount Beneficially                        2,721,727 shares of
     Owned by Each Reporting Person                       Common Stock
                                                          (issuable upon
                                                          exercise of warrants
                                                          and conversion of
                                                          preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       17.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 124923 10 3                                         Page 4 of 14 Pages

1)   Name of Reporting Person                             WCA Capital
     and I.R.S. Identification                            Partners III, L.P.
     No. of Above Person if
     an Entity (Volunary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                   (a)  [X]
     if a Member of a Group                                      (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                      WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                        7) Sole Voting           300,000 shares of
Shares Beneficially                 Power                 Common Stock
Owned by Each                                             (issuable upon
Reporting Person                                          exercise of warrants)
                                ------------------------------------------------
                                 8) Shared Voting
                                    Power                       -0-
                                ------------------------------------------------
                                 9) Sole Disposi-         300,000 shares of
                                    tive Power            Common Stock
                                                          (issuable upon
                                                          exercise of warrants)
                                ------------------------------------------------
                                10) Shared Dis-
                                    positive Power              -0-
                                ------------------------------------------------
11)  Aggregate Amount Beneficially                        300,000 shares of
     Owned by Each Reporting Person                       Common Stock
                                                          (issuable upon
                                                          exercise of warrants)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       2.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 124923 10 3                                         Page 5 of 14 Pages

                                  SCHEDULE 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, no par value (the "Common Stock"), of CFW Communications Company, a Virginia corporation ("CFW" or the "Issuer"). The principal executive offices of the Issuer are located at 401 Spring Lane, Suite 300, Waynesboro, Virginia 22980.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), and WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"). WCAS VIII, WCAS IX and WCAS CP III are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VIII
          ---------

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment

CUSIP No. 124923 10 3                                         Page 6 of 14 Pages

partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS
VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IX
          -------

          (b)-(c) WCAS IX is a Delaware limited partnership. The principal business of WCAS IX is that of a private investment partnership. The sole general partner of WCAS IX is WCAS IX Associates, L.L.C., a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The principal business and principal office address of WCAS IX, IX Associates and the managing members of IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of IX Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP III
          -----------

          (b)-(c) WCAS CP III is a Delaware limited partnership. The principal business of WCAS CP III is that of a private investment partnership. The sole general partner of WCAS CP III is WCAS CP III Associates, L.L.C., a Delaware limited liability company ("CP III Associates"). The principal business of CP III Associates is that of acting as the general partner of WCAS CP III. The principal business and principal office address of WCAS CP III, CP III Associates and the managing members of CP III Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of CP III Associates are citizens of the United States, and their respective principal occupations are set forth below.

Name                                    Occupation
----                                    ----------

Patrick J. Welsh                        Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Russell L. Carson                       Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Bruce K. Anderson                       Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Thomas E. McInerney                     Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Andrew M. Paul                          Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Robert A. Minicucci                     Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Anthony J. deNicola                     Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Paul B. Queally                         Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

CUSIP No. 124923 10 3                                         Page 7 of 14 Pages

Lawrence B. Sorrel                      Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Rudolph E. Rupert                       Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

Jonathan M. Rather                      Managing Member, VIII Associates,
                                        IX Associates and CP III Associates

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          On July 17, 2000, WCAS VIII and WCAS IX acquired an aggregate 96,153 shares of Senior Cumulative Convertible Preferred Stock, Series B, no par value per share, of the Issuer (the "Series B Preferred") and aggregate 427,346 warrants to purchase shares of Common Stock (the "Warrants") pursuant to a Securities Purchase Agreement dated as of July 11, 2000 among the Issuer and the purchasers named therein, including WCAS VIII and WCAS IX (the "Series B Purchase Agreement"). The Series B Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series B Preferred was $1,000 per share, and the Warrants were valued at $5.67 each. The aggregate purchase price paid for the Series B Preferred and the Warrants was $96,153,000. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VIII and WCAS IX. The managing members of the respective general partners of WCAS VIII and WCAS IX also acquired an aggregate 3,824 shares of Series B Preferred and 16,993 Warrants pursuant to the Series B Purchase Agreement. Each share of Series B Preferred is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $41.00 per share, subject to adjustment in the event of certain

CUSIP No. 124923 10 3                                         Page 8 of 14 Pages

circumstances described in the Terms of the Series B Preferred (the "Series B Terms"). The Series B Terms are attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. The Warrants are exercisable immediately, for a period of ten years ending on July 11, 2010, at an exercise price of $50.00 per share of Common Stock, subject to adjustment in the event of certain circumstances described in the Warrant Agreement dated as of July 11, 2000 among the Issuer and the purchasers named therein, including WCAS VIII and WCAS IX (the "Warrant Agreement"). The Warrant Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

          On July 26, 2000, WCAS VIII and WCAS IX acquired an aggregate 96,153 shares of Senior Cumulative Convertible Preferred Stock, Series C, no par value per share, of the Issuer (the "Series C Preferred") pursuant to a Securities Purchase Agreement dated as of July 26, 2000 among the Issuer and the purchasers named therein, including WCAS VIII and WCAS IX (the "Series C Purchase Agreement"). The Series C Purchase Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series C Preferred was $1,000 per share, and the aggregate purchase price paid for the Series C Preferred was $96,153,000. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VIII and WCAS IX. The managing members of the respective general partners of WCAS VIII and WCAS IX also acquired an aggregate 3,824 shares of Series C Preferred pursuant to the Series C Purchase Agreement. Each share of Series C Preferred is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $45.00 per share, subject to adjustment in the event of certain circumstances described in the Terms of the Series C Preferred (the "Series C Terms"). The Series C Terms are attached hereto as Exhibit F, and any description thereof is qualified in its entirety by reference thereto.

          The information contained in this statement relating to the purchases by WCAS VIII and WCAS IX and the managing members of the respective general partners of WCAS VIII and WCAS IX of shares of Series C Preferred, including share numbers and the conversion price thereof, assumes the approval by the Issuer's shareholders of, among other things described in the Series C Purchase Agreement and the Series C Terms, the removal of any limitation on the conversion of the Senior Cumulative Convertible Preferred Stock, Series D, no par value per share, of the Issuer (the "Series D Preferred") into Series C Preferred. The Terms of the Series D Preferred (the "Series D Terms") are attached hereto

CUSIP No. 124923 10 3                                         Page 9 of 14 Pages

as Exhibit G.

          Also on July 26, 2000, 300,000 Warrants (the "WCAS CP III Warrants") were issued to WCAS CP III in connection with its purchase from the Issuer of $95,000,000 principal amount of 13 1/2% Subordinated Notes due 2011. The WCAS CP III Warrants are exercisable immediately, for a period of ten years ending on July 26, 2010, at an exercise price of $.01 per share of Common Stock, subject to adjustment in the event of certain circumstances described in the Warrant Agreement dated as of July 26, 2000 between the Issuer and WCAS CP III (the "WCAS CP III Warrant Agreement"). The WCAS CP III Warrant Agreement is attached hereto as Exhibit H, and any description thereof is qualified in its entirety by reference thereto.

          As provided for by the Series C Purchase Agreement, on August 14, 2000 WCAS VIII and WCAS IX purchased an additional aggregate 24,038 shares of Series C Preferred at $1,000 per share. The aggregate purchase price paid for the additional shares of Series C Preferred was $24,038,000, and the source of funds for such purchase was the working capital, or funds available for investment, of WCAS VIII and WCAS IX. The managing members of the respective general partners of WCAS VIII and WCAS IX also acquired an additional aggregate 956 shares of Series C Preferred.

Item 4.  Purpose of Transaction.
         ----------------------

          The Reporting Persons have acquired securities of the Issuer for investment purposes. As provided for by the Shareholders Agreement referred to in Item 6 below, Anthony J. deNicola and Lawrence B. Sorrel, managing members of the Reporting Persons, joined the Issuer's Board of Directors in July 2000 as the nominees of the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 13,129,653 shares of Common Stock outstanding as of August 1, 2000, and gives effect to the conversion of all shares of Series B Preferred and Series C Preferred, and exercise of all Warrants, held by each entity and person named below.

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 2,721,727 shares of Common Stock, or approximately 17.2% of the Common Stock outstanding. VIII

CUSIP No. 124923 10 3                                        Page 10 of 14 Pages

     Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS IX and IX Associates
          -------------------------

          WCAS IX owns 2,721,727 shares of Common Stock, or approximately 17.2% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS CP III and CP III Associates
          ---------------------------------

          WCAS CP III owns 300,000 shares of Common Stock, or approximately 2.2% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          Managing Members of VIII Associates, IX Associates and
          CP III Associates
          ------------------------------------------------------

          (i) Patrick J. Welsh owns 34,497 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 34,497 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns owns 34,497 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 28,506 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns owns 34,497 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (vi) Robert A. Minicucci owns 17,839 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vii) Anthony J. deNicola owns 9,913 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 124923 10 3                                        Page 11 of 14 Pages

          (viii) Paul B. Queally owns 7,473 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Lawrence B. Sorrel owns 11,322 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Rudolph E. Rupert owns 2,842 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Jonathan M. Rather owns 577 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, IX Associates and CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS IX and WCAS CP III, respectively. Each of the managing members of VIII Associates, IX Associates and CP III Associates disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, IX Associates and CP III Associates, in the securities owned by WCAS VIII, WCAS IX and WCAS CP III.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS IX or WCAS CP III.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          The Reporting Persons and the managing members of the respective general partners of the Reporting Persons (collectively, the "Shareholders") entered into an Amended and Restated Shareholders Agreement dated as of July 26, 2000 with the Issuer (the "Shareholders Agreement"), pursuant to which each Shareholder has agreed that prior to July 11, 2001 any proposed transfer of shares of

CUSIP No. 124923 10 3                                        Page 12 of 14 Pages

Series B Preferred or Series C Preferred, excepting certain transfers described in the Shareholders Agreement, shall require the Issuer's prior written approval, and that on or after July 11, 2001 any proposed transfer of shares of Series B Preferred or Series C Preferred to a prohibited transferee, as defined by the Shareholders Agreement, shall require the Issuer's prior written approval. In addition, each Shareholder has agreed to certain standstill provisions, including that until July 26, 2010 it and its affiliates, as defined by the Shareholders Agreement, will not, except in certain circumstances excluded by the Shareholders Agreement, purchase or otherwise acquire any voting securities of the Issuer. The Shareholders Agreement also provides that so long as WCAS VIII and WCAS IX or any of their affiliates own any shares of Series B Preferred and Series C Preferred, the maximum number of votes which WCAS VIII and WCAS IX shall be entitled to cast shall not exceed 19.9% of the number of votes entitled to be cast by all holders of the Issuer's voting securities, notwithstanding the number of votes otherwise represented by the shares of Series B Preferred and Series C Preferred and other voting securities held by WCAS VIII and WCAS IX and their affiliates. Any votes in excess of such 19.9% will be cast proportionately with the shares held by the Issuer's public shareholders.

          Also pursuant to the Shareholders Agreement, and as further described therein, the Issuer has agreed to grant to the Shareholders certain demand and piggyback registration rights with respect to their shares of Series B Preferred and Series C Preferred and Common Stock issuable upon conversion thereof and upon exercise of Warrants. The Shareholders Agreement is attached hereto as
Exhibit I, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------

         Exhibit A - Group Agreement (Appears at Page 14)

         Exhibit B - Series B Purchase Agreement

         Exhibit C - Series B Terms

         Exhibit D - Warrant Agreement

         Exhibit E - Series C Purchase Agreement

         Exhibit F - Series C Terms

         Exhibit G - Series D Terms

         Exhibit H - WCAS CP III Warrant Agreement

         Exhibit I - Shareholders Agreement

CUSIP No. 124923 10 3                                        Page 13 of 14 Pages


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                         General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                    By:  WCAS IX Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

                                    WCAS CAPITAL PARTNERS III, L.P.
                                    By:  WCAS CP III Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

Dated: August 23, 2000

CUSIP No. 124923 10 3                                        Page 13 of 14 Pages

                                                                EXHIBIT A
                                                                ---------

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,
                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                       AND WCAS CAPITAL PARTNERS III, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.




                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                         General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                    By:  WCAS IX Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

                                    WCAS CAPITAL PARTNERS III, L.P.
                                    By:  WCAS CP III Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       ---------------------------------
                                         Managing Member

Dated: August 23, 2000

                                                                       EXHIBIT B

                          SECURITIES PURCHASE AGREEMENT

                                   dated as of

                                  July 11, 2000

                                      among

                           CFW COMMUNICATIONS COMPANY,

                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.

                                       and

                           THE OTHER PERSONS LISTED ON
                           THE SIGNATURE PAGES HEREOF

                                TABLE OF CONTENTS
                                                                            PAGE
ARTICLE 1.     DEFINITIONS ....................................................1

SECTION 1.01      Definitions .................................................1

ARTICLE 2.     PURCHASE AND SALE OF SECURITIES ................................4

SECTION 2.01      Commitment to Purchase ......................................4
SECTION 2.02      The Closing .................................................4

ARTICLE 3.     REPRESENTATIONS AND WARRANTIES OF THE SELLER ...................5

SECTION 3.01      Organization, Corporate Power and Licenses ..................5
SECTION 3.02      Capital Stock and Related Matters ...........................5
SECTION 3.03      Subsidiaries; Investments ...................................6
SECTION 3.04      Authorization; No Breach ....................................6
SECTION 3.05      Financial Statements ........................................7
SECTION 3.06      Absence of Undisclosed Liabilities ..........................7
SECTION 3.07      No Material Adverse Change ..................................7
SECTION 3.08      Absence of Certain Developments .............................7
SECTION 3.09      Assets ......................................................8
SECTION 3.10      Real Property ...............................................9
SECTION 3.11      Tax Matters ................................................10
SECTION 3.12      Contracts and Commitments ..................................11
SECTION 3.13      Intellectual Property Rights ...............................13
SECTION 3.14      Litigation, etc. ...........................................14
SECTION 3.15      Brokerage ..................................................14
SECTION 3.16      Governmental Consent, etc. .................................14
SECTION 3.17      Insurance ..................................................14
SECTION 3.18      Employees ..................................................15
SECTION 3.19      ERISA ......................................................15
SECTION 3.20      Compliance with Laws .......................................16
SECTION 3.21      Environmental and Safety Matters ...........................17
SECTION 3.22      Affiliated Transactions ....................................18
SECTION 3.23      Disclosure .................................................18
SECTION 3.24      Customers and Suppliers ....................................19
SECTION 3.25      Reports with the Securities and Exchange Commission ........19
SECTION 3.26      Regulatory Matters .........................................19
SECTION 3.27      Vote Required ..............................................20
SECTION 3.28      Knowledge ..................................................20

ARTICLE 4.     REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS ..............21

ARTICLE 5.     COVENANTS OF THE SELLER .......................................22

SECTION 5.01      Access to Information ......................................22
SECTION 5.02      Articles of Amendment ......................................22
SECTION 5.03      Restrictions Pending the Closing ...........................22
SECTION 5.04      Reservation of Shares ......................................23
SECTION 5.05      Tax Consistency ............................................23
SECTION 5.06      Use of Proceeds ............................................23
SECTION 5.07      Shareholder Meeting ........................................23

ARTICLE 6.     COVENANTS OF THE PURCHASERS ...................................23

SECTION 6.01      Confidentiality ............................................23

ARTICLE 7.     COVENANTS OF THE SELLER AND THE PURCHASERS ....................24

SECTION 7.01      Required Regulatory Approvals; Reasonable Best Efforts;
                    Further Assurances .......................................24
SECTION 7.02      Certain Filings ............................................24
SECTION 7.03      Public Announcements .......................................24

ARTICLE 8.     CONDITIONS PRECEDENT TO CLOSING ...............................25

SECTION 8.01      Conditions to Each Party's Obligations .....................25
SECTION 8.02      Conditions to Each Purchaser's Obligations .................25
SECTION 8.03      Conditions to Issuer's Obligations .........................26

ARTICLE 9.     MISCELLANEOUS .................................................27

SECTION 9.01      Notices ....................................................27
SECTION 9.02      No Waivers; Amendments .....................................27
SECTION 9.03      Survival ...................................................27
SECTION 9.04      Indemnification ............................................27
SECTION 9.05      Procedures .................................................28
SECTION 9.06      Expenses; Documentary Taxes ................................28
SECTION 9.07      Termination ................................................29
SECTION 9.08      Successors and Assigns .....................................29
SECTION 9.09      Governing Law ..............................................29
SECTION 9.10      Jurisdiction ...............................................30
SECTION 9.11      Counterparts ...............................................30
SECTION 9.12      Entire Agreement ...........................................30
SECTION 9.13      Remedies ...................................................30
SECTION 9.14      Severability ...............................................31
SECTION 9.15      Descriptive Headings; Interpretation .......................31
SECTION 9.16      No Strict Construction .....................................31
SECTION 9.17      Series C and Series D Preferred ............................31

                          EXHIBITS, ANNEX AND SCHEDULE

Annex I        --       Securities to be Purchased

Exhibit A      --       Form of Articles of Amendment for the Series B Shares
Exhibit B      --       Form of Shareholders Agreement
Exhibit C      --       Form of Opinion of Counsel
Exhibit D      --       Form of Opinion of FCC Counsel
Exhibit E      --       Form of Warrant Agreement

Disclosure Schedule

                         SECURITIES PURCHASE AGREEMENT

          AGREEMENT dated as of July 11, 2000 among CFW Communications Company, a Virginia corporation (the "Issuer"), Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS"), and the other purchasers listed on the signature pages hereof (together with WCAS, the "Purchasers").

          WHEREAS, the Issuer desires to sell the Securities (as defined below) to the Purchasers, and the Purchasers desire to purchase the Securities from the Issuer, upon the terms and subject to the conditions hereinafter set forth;

          NOW THEREFORE, the parties hereto agree as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

          SECTION 1.01 DEFINITIONS. The following terms, as used herein, have the following meanings:

          "AFFILIATE" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through ownership of voting securities, contract or otherwise; provided that none of the Purchasers shall be considered an Affiliate of the Issuer or any of its Subsidiaries.

          "AGREEMENT" means this Agreement, as it may be amended from time to time.

          "APPLICABLE LAW" means any applicable constitution, treaty, statute, rule, regulation, ordinance, order, directive, code, interpretation, judgment, decree, injunction, writ, determination, award, permit, license, authorization, directive, requirement, ruling or decision of, agreement with, or by any Governmental Authority.

          "ARTICLES OF AMENDMENT" means the Articles of Amendment for the Series B Shares, in the form attached as Exhibit A hereto with such changes and modifications as may be agreed to by the Issuer and WCAS.

          "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

          "CODE" means the Internal Revenue Code of 1986, as amended.

          "COMMISSION" means the U.S. Securities and Exchange Commission or any governmental body or agency succeeding to the functions thereof.

          "COMMON STOCK" means the common stock, no par value per share, of the Issuer.

          "COMMUNICATIONS ACT" means the Communications Act of 1934, as amended.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "FCC"  means  the  U.S.  Federal  Communications   Commission  or  any
governmental body succeeding to the functions thereof.

          "FCC RULES" means Title 47 of the Code of Federal Regulations, as amended at any time and from time to time, and FCC decisions issued pursuant to the adoption of such regulations and otherwise in accordance with and pursuant to the Communications Act.

          "GOVERNMENTAL AUTHORITY" means any governmental body, agency or official of any country or political subdivision of any country, including, but not limited to, federal, state, county and local governments, administrative agencies and courts.

          "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "INDEBTEDNESS" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than six months past due), (iv) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent
reimbursement   obligations  with  respect  to  letters  of  credit),   (v)  any
indebtedness guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse),
(vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by a Lien on a Person's assets and (viii) any unsatisfied obligation for "withdrawal liability" to a "multiemployer plan" as such terms are defined under ERISA.

          "INTELLECTUAL   PROPERTY   RIGHTS"  means  all  (i)  patents,   patent
applications and patent disclosures, (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, websites and internet domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (vii) other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium).

          "INVESTMENT" as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests, limited liability company interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

          "ISSUER SEC REPORTS" has the meaning given to it in Section 3.25.

          "LATEST BALANCE SHEET" means the audited balance sheet of the Issuer for the most recent fiscal year ended December 31, 1999.

          "LICENSES" means all licenses, permits, construction permits, certificates of public convenience and necessity and other authorizations issued by the FCC pursuant to the Communications Act, or any other federal, state, county or local Governmental Authorities to the Issuer and its Subsidiaries and used or necessary in connection with the operation and conduct of their business, including any certificates issued by a Governmental Authority required for the provision of competitive local exchange or exchange access services within such state or locality, and including any applications for any such licenses, permits, construction permits and other authorizations applied for by the Issuer and its Subsidiaries that are currently pending.

          "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person shall be deemed to own subject to Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

          "MATERIAL ADVERSE EFFECT" means any change, circumstance or effect (or aggregation of changes, circumstances and effects) that is or could reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Issuer and its Subsidiaries, taken as a whole, other than any change, circumstance or effect (i) relating to the economy or securities markets generally, (ii) relating to the industries in which the Issuer operates and not specifically relating to the Issuer, or (iii) resulting from the execution of this Agreement, the announcement of this Agreement and the transactions contemplated hereby or any change in the value of the Series B Shares or the Common Stock relating to such execution or announcement.

          "PERSON" means an individual or a corporation, partnership, limited liability company, association, a joint stock company, trust, a joint venture, an unincorporated organization, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "SECURITIES" means the Series B Shares and the Warrants.

          "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "SERIES B SHARES" means the shares of Senior Cumulative Convertible Preferred Stock, Series B, no par value per share, of the Issuer.

          "SHAREHOLDERS AGREEMENT" means the Shareholders Agreement among the Issuer and the Purchasers, in the form attached as Exhibit B hereto with such changes and modifications as may be agreed between the Issuer and WCAS, as the same may be amended from time to time.

          "SUBSIDIARY" means, with respect to any Person (i) any other Person of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person and (ii) with respect to the Issuer also means each of Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C.

          "TRANSACTION   AGREEMENTS"  means  this  Agreement,  the  Shareholders
Agreement, the Warrant Agreement and the Articles of Amendment.

          "WARRANT AGREEMENT" means the warrant agreement in the form attached as Exhibit E hereto.

          "WARRANTS" means the stock purchase warrants to initially purchase 500,000 shares of Common Stock pursuant to the Warrant Agreement.

                                   ARTICLE 2.
                         PURCHASE AND SALE OF SECURITIES

          SECTION 2.01  COMMITMENT TO PURCHASE.   Upon  the  basis  of  the
representations and warranties herein contained of each Purchaser, but subject to the terms and conditions hereinafter stated, the Issuer agrees to sell to each Purchaser, and each Purchaser, upon the basis of the representations and warranties herein contained of the Issuer, but subject to the terms and conditions hereinafter stated, agrees to purchase from the Issuer at the Closing, the Series B Shares and the Warrants each in the amount and for the aggregate purchase price set forth opposite the name of such Purchaser on Annex I hereto. The purchase price per Series B Share shall be $1,000. The Series B Shares shall have the rights, terms and privileges set forth in the Articles of Amendment, a copy of which is attached hereto as Exhibit A.

          SECTION 2.02  THE CLOSING.

          (a) The closing (the "Closing") of the purchase and sale of the Securities hereunder shall take place at the offices of Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia, and shall occur three (3) days following fulfillment of each of the conditions set forth in Article 8, or at such other time and place as the Issuer and WCAS shall agree in their sole discretion. The date and time of Closing are referred to herein as the "Closing Date."

          (b) At the Closing, each Purchaser shall deliver to the Issuer, by wire transfer to an account designated by the Issuer not later than three Business Days prior to the Closing Date, an amount, in immediately available funds, equal to the aggregate purchase price of the Securities being purchased by such Purchaser.

          (c) At the Closing, the Issuer shall deliver to each Purchaser, against payment of the purchase price by such Purchaser to the Issuer, (i) certificates evidencing the Series B Shares being purchased by such Purchaser in definitive form and registered in such names as such Purchaser shall request not later than two Business Days prior to the Closing Date and (ii) the Warrants.


                                   ARTICLE 3.
                  REPRESENTATIONS AND WARRANTIES OF THE ISSUER

          The Issuer represents and warrants to each Purchaser that:

          SECTION 3.01 ORGANIZATION, CORPORATE POWER AND LICENSES. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except for those jurisdictions where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect. The Issuer possesses all requisite corporate power and authority and all material Licenses necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of the Issuer's and each Subsidiary's charter documents and bylaws which have been furnished to the Purchasers' special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

          SECTION 3.02  CAPITAL STOCK AND RELATED MATTERS.

          (a) As of the Closing and immediately thereafter, the authorized capital stock of the Issuer shall consist of (a) 1,000,000 shares of preferred stock, of which 100,000 shares shall be designated as Junior Participating Cumulative Preferred Stock, Series A (none of which shall be issued and outstanding) and 112,500 shares shall be designated as Senior Cumulative Convertible Preferred Stock, Series B (all of which shall be issued and outstanding) and (b) 20,000,000 shares of Common Stock, of which 13,100,603 shares shall be issued and outstanding and a sufficient number of shares shall be reserved for issuance upon conversion of the Series B Shares and 1,181,051 shares will be reserved for issuance upon exercise of stock options and 500,000 shares shall be reserved for issuance upon the exercise of the Warrants. As of the Closing, neither the Issuer nor any Subsidiary shall have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock or any stock appreciation rights or phantom stock plans ("Common Stock Equivalents"), except for the Series B Shares and the Warrants and except as set forth on the attached "Capitalization Schedule." The Capitalization
Schedule accurately sets forth the following information with respect to all outstanding Common Stock Equivalents: the holder, the number of shares covered, the exercise price and the expiration date. As of the Closing, neither the Issuer nor any Subsidiary shall be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on the Capitalization Schedule and except pursuant to the Articles of Amendment. As of the Closing, all of the outstanding shares of the Issuer's capital stock shall be validly issued, fully paid and nonassessable.

          (b) There are no statutory or contractual stockholders preemptive rights or rights of first refusal with respect to the issuance of the Securities hereunder or the issuance of the Common Shares upon conversion of the Securities. The Issuer has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Securities hereunder do not require registration under the Securities Act or any applicable state securities laws. There are no agreements between the Issuer and any of the Issuer's stockholders with respect to the voting or transfer of the Issuer's capital stock or with respect to any other aspect of the Issuer's affairs, except for the Shareholders Agreement.

          SECTION 3.03 SUBSIDIARIES; INVESTMENTS. The attached "Subsidiary Schedule" correctly sets forth the name of each Subsidiary of the Issuer, the jurisdiction of its incorporation and the Persons owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, possesses all requisite corporate or other power and authority and all material Licenses necessary to own its properties and to carry on its businesses as now being conducted and as presently proposed to be conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify, except for those jurisdictions where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on the Subsidiary Schedule, all of the outstanding shares of capital stock or other equity interests of each Subsidiary are validly issued, fully paid and nonassessable or not subject to a capital call or capital contribution requirement, as applicable, and all such shares are owned by the Issuer or another Subsidiary free and clear of any Lien and not subject to any option or right to purchase any such shares. Except as set forth on the Subsidiary Schedule, neither the Issuer nor any Subsidiary owns or holds the right to acquire any shares of stock or any other security or interest in any other Person.

          SECTION 3.04 AUTHORIZATION; NO BREACH. The execution, delivery and performance of the Transaction Agreements and all other agreements contemplated hereby or thereby to which the Issuer or any of its Subsidiaries is a party, the filing of the Articles of Amendment and the amendment of the Issuer's bylaws have been duly and validly authorized by the Issuer. The Transaction Agreements and all other agreements contemplated hereby to which the Issuer or any of its Subsidiaries is a party each constitutes a valid and binding obligation of the Issuer or such Subsidiary, as applicable, enforceable in accordance with its terms. The issuance of the Common Stock upon conversion of the Series B Shares and the exercise of the Warrants will not require any further corporate action on the part of the Issuer and will not be subject to any preemptive right, right of first refusal or other similar right. The execution and delivery by the Issuer of this Agreement and all other agreements contemplated hereby to which the Issuer is a party, the offering, sale and issuance of the Securities hereunder, the issuance of the Common Stock upon conversion of the Series B Shares and the exercise of the Warrants, the filing of the Articles of Amendment, the amendment of the Issuer's bylaws and the fulfillment of and compliance with the respective terms hereof and thereof by the Issuer, do not and shall not (except, individually or in the aggregate, where it could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole) (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any Lien upon the Issuer's or any

Subsidiary's capital stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the charter or bylaws of the Issuer or any Subsidiary, or any law, statute, rule or regulation, order, judgment or decree to which the Issuer or any Subsidiary is subject, or any material agreement or instrument to which the Issuer or any Subsidiary is subject.

          SECTION 3.05 FINANCIAL STATEMENTS. Each of the financial statements (including, in each case, any notes and schedules thereto) contained in the Issuer SEC Reports complied as to form in all material respects with the applicable accounting requirements and rules and regulations of the Commission and was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each fairly presented the consolidated financial position, results of operations and cash flows of the Issuer and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and the absence of footnotes none of which would, individually or in the aggregate, reflect or be reasonably expected to reflect a Material Adverse Effect).

          SECTION 3.06 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth on the attached "Liabilities Schedule," the Issuer and its Subsidiaries do not have any material obligation or liability (whether accrued, absolute, contingent, liquidated, unliquidated or otherwise, whether or not known to the Issuer or any Subsidiary, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing or any occurrence at or prior to the Closing other than:
(i) liabilities set forth on the Latest Balance Sheet (including any liabilities expressly disclosed in any notes thereto), (ii) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and
(iii) other liabilities and obligations expressly disclosed in the other Schedules to this Agreement.

          SECTION 3.07 NO MATERIAL ADVERSE CHANGE. Other than as set forth on the attached "Material Adverse Change Schedule," since December 31, 1999, there has been no change in the financial condition, operating results, assets, operations, employee relations or customer or supplier relations of the Issuer and its Subsidiaries taken as a whole that could reasonably be expected to have a Material Adverse Effect.

          SECTION 3.08 ABSENCE OF CERTAIN DEVELOPMENTS. Except as expressly contemplated by the Transaction Agreements or as set forth on the attached "Developments Schedule," and except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement, since the date of the Latest Balance Sheet, neither the Issuer nor any Subsidiary has:

          (i) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

          (ii) borrowed any amount in excess of $100,000 or incurred or become subject to any material liabilities, except current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

          (iii) discharged or satisfied any material Lien or paid any material obligation or liability, other than current liabilities paid in the ordinary course of business;

          (iv) declared or made any payment or distribution of cash or other property to its stockholders with respect to its capital stock or other equity securities or purchased or redeemed any shares of its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities), other than, with respect to the Issuer, its ordinary quarterly dividend in the amount of $.11475 per share, and, with respect to Virginia PCS Alliance, L.C., regular distributions on its Series A Membership Interests;

          (v) mortgaged or pledged any of its properties or assets or subjected them to any material Lien, except Liens for current property taxes not yet due and payable;

          (vi) sold, assigned or transferred any of its tangible assets in excess of $50,000 individually or $250,000 in the aggregate or any interest in any Subsidiary, except in the ordinary course of business, or canceled any material debts or claims;

          (vii) sold, assigned, transferred or abandoned any material patents or patent applications, trademarks, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other Intellectual Property Rights, or disclosed any material proprietary confidential information to any Person;

          (viii) suffered any material extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business or consistent with past practice;

          (ix) made any Investment in or taken steps to incorporate any Subsidiary; or

          (x) entered into any other material transaction, whether or not in the ordinary course of business.

          SECTION 3.09 ASSETS. Except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement and as set forth on the attached "Assets Schedule," the Issuer and each Subsidiary have good and marketable title to, or a valid leasehold interest in, the material assets (other than Real Property, which is addressed in Section 3.10) used by them, located on their premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, except for assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any Liens explicitly disclosed in any notes thereto or liens for Taxes not yet due and payable). Except as described on the Assets Schedule, the Issuer's and each Subsidiary's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for use in the ordinary course of business. The Issuer and each Subsidiary owns, or has a valid leasehold interest in, all material tangible assets necessary for the conduct of their respective businesses as presently conducted and as presently proposed to be conducted.

          SECTION 3.10 REAL PROPERTY.

          (a) The attached "Real Property Schedule (a)" sets forth the address and description of each parcel of real property owned by the Issuer or any of its Subsidiaries (the "Owned Property"). The Issuer or its applicable Subsidiary has good and marketable fee simple title in and to all of the Owned Property, subject to no liens, encroachments, encumbrances, claims, leases, rights of possession or other defects in title (collectively, "Encumbrance"), except (i) as disclosed on the Latest Balance Sheet, (ii) Liens for Taxes not yet due and payable, (iii) covenants, conditions and restrictions of record and minor title defects none of which individually or collectively could reasonably be expected to interfere with Issuer's business as presently conducted or as planned to be conducted and (iv) as described on Real Property Schedule (a).

          (b) The attached "Real Property Schedule (b)" sets forth a list of all leases, subleases and other occupancy agreements providing for annual payments in excess of $50,000, including all amendments, extensions and other modifications thereto (the "Leases") for real property (the "Leased Property"; and collectively with the Owned Property, the "Real Property") to which the Issuer or any of its Subsidiaries is a party. The Issuer or its applicable Subsidiary has a good and valid leasehold interest in and to all of the Leased Property, subject to no Encumbrances except (i) as disclosed on the Latest Balance Sheet, (ii) Liens for Taxes not yet due and payable, (iii) covenants, conditions and restrictions of record and minor title defects none of which individually or collectively could reasonably be expected to interfere with Issuer's business as presently conducted or as planned to be conducted and (iv) as described on Real Property Schedule (b). Each Lease is in full force and effect and is enforceable in accordance with its terms. There exists no material default under any material Lease, or group of Leases which together are material, by the Issuer or any of its Subsidiaries or, to the Issuer's knowledge, by any other party to any Lease, or condition which with the giving of notice, the passage of time or both could become a material default under any Lease. The Issuer has previously delivered to Purchasers true and complete copies of all the Leases. Except as described on the Real Property Schedule (b), no consent, waiver, approval or authorization is required from the landlord under any Lease as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

          (c) The Real Property constitutes all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Issuer and its Subsidiaries. Other than the Issuer, its Subsidiaries and the landlords under the Leases, there are no parties in possession or parties having any current or future right to occupy any of the Real Property. The Real Property is in good condition and repair and is sufficient and appropriate for the conduct of the business of the Issuer and its Subsidiaries as currently conducted and as proposed to be conducted. The Real Property and all plants, buildings and improvements located thereon conform in all material respects to all applicable building, zoning and other laws, ordinances, rules and regulations. All permits, licenses and other approvals necessary to the current occupancy and use of the Real Property have been obtained, are in full force and effect and have not been violated in any material respect, except where the failure to obtain, either individually or in the aggregate, could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole. There exists no violation of any covenant, condition, restriction, easement, agreement or order affecting any portion of the Real Property. All improvements located on the Real Property have direct access to a public road adjoining such Real Property. No such improvements or accessways encroach on land not included in the Real Property and no such improvement is dependent for its access, operation or utility on any land, building or other improvement not included in the Real Property, except for those that, individually or in the aggregate, could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole. There is no pending or, to the knowledge of the Issuer or any of its Subsidiaries, any threatened condemnation proceeding affecting any portion of the Real Property. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Real Property or any portion thereof or interest therein.

          SECTION 3.11 TAX MATTERS.

          (a) Except as set forth on the attached "Taxes Schedule": the Issuer, each Subsidiary and each Affiliated Group have filed all Tax Returns which they are required to have filed under Applicable Law; all such Tax Returns are complete and correct in all material respects and have been prepared in compliance with Applicable Law in all material respects; the Issuer, each Subsidiary and each Affiliated Group in all material respects have paid all Taxes due and owing by them (whether or not such Taxes are required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party; neither the Issuer, any Subsidiary nor any Affiliated Group has outstanding any waiver of any statute of limitations with respect to any material Taxes or agreement to extend the time with respect to any material Tax assessment or deficiency; to the extent required by GAAP, the accrual for Taxes on the Latest Balance Sheet would be adequate to pay all Tax liabilities of the Issuer and its Subsidiaries if their current tax year were treated as ending on the date of the Latest Balance Sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income); since the date of the Latest Balance Sheet, the Issuer and its Subsidiaries have not incurred any material liability for Taxes other than in the ordinary course of business; the federal income Tax Returns of the Issuer and its Subsidiaries have been audited and closed for all tax years through 1998; no foreign, federal, state or local tax audits or administrative or judicial proceedings are pending or being conducted with respect to the Issuer, any Subsidiary or any Affiliated Group; except with respect to such audits or proceedings, no information related to Tax matters has been requested by any foreign, federal, state or local taxing authority and no written notice indicating an intent to open an audit or other review has been received by the Issuer from any foreign, federal, state or local taxing authority; and there are no material unresolved questions or claims raised by any such taxing authority concerning the Issuer's, any Subsidiary's or any Affiliated Group Tax liability.

          (b) Except as set forth on the Taxes Schedule, neither the Issuer nor any of its Subsidiaries has made an election under '341(f) of the Internal

Revenue Code of 1986, as amended. Neither the Issuer nor any Subsidiary is liable for the Taxes of another Person that is not a Subsidiary in a material amount under (a) Treas. Reg. ' 1.1502-6 (or comparable provisions of state, local or foreign law), (b) as a transferee or successor, (c) by contract or indemnity or (d) otherwise by operation of Applicable Law. Neither the Issuer nor any Subsidiary is a party to any Tax sharing agreement except as a member of an Affiliated Group.

          (c) "Tax" or "Taxes" means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including, without limitation, deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not. "Tax Return" means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof. "Affiliated Group" means any affiliated group as defined in IRC '1504 that has filed a consolidated return for federal income tax purposes (or any similar group under state, local or foreign law) for a period and that includes any of the Issuer or any of its Subsidiaries as a member.

          SECTION 3.12 CONTRACTS AND COMMITMENTS.

          (a) Except as expressly contemplated by this Agreement or as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement or on the attached "Contracts Schedule" or the attached "Employee Benefits Schedule," neither the Issuer nor any Subsidiary is a party to or bound by any written or oral:

          (i) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

          (ii) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $75,000 or contract relating to loans to officers, directors or Affiliates;

          (iii) contract under which the Issuer or Subsidiary has advanced or loaned any other Person amounts in the aggregate exceeding $50,000;

          (iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Issuer and/or its Subsidiaries;

          (v) guarantee of any obligation in excess of $50,000 (other than by the Issuer of a wholly-owned Subsidiary's debts or a guarantee by a Subsidiary of the Issuer's debts or of another wholly-owned Subsidiary's debts);

          (vi) lease or agreement under which the Issuer or any Subsidiary is lessee of or holds or operates any personal property owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed $25,000;

          (vii) lease or agreement under which the Issuer or any Subsidiary is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Issuer or any Subsidiary, respectively;

          (viii) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $100,000;

          (ix) assignment, license, indemnification or agreement with respect to any material intangible property (including, without limitation, any Intellectual Property Rights);

          (x) express warranty agreement with respect to its services rendered or its products sold or leased;

          (xi) agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

          (xii) sales, distribution or franchise agreement which provides for annual payments in excess of $25,000;

          (xiii) agreement with a term of more than six months which is not terminable by the Issuer or any Subsidiary upon less than 30 days notice without penalty and which provides for annual payments in excess of $25,000;

          (xiv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

          (xv) any joint venture agreement or other agreement pursuant to which the Issuer or any Subsidiary has made, or any agreement governing the Issuer's or any Subsidiary's investment in any other person; or

          (xvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $100,000 annually.

          (b) All of the contracts, agreements and instruments set forth or required to be set forth on the Contracts Schedule are valid, binding and enforceable in accordance with their respective terms. The Issuer and each Subsidiary has performed all material obligations required to be performed by it under the contracts, agreements and instruments listed on the Contracts Schedule or required to be set forth and are not in default under or in breach of nor in receipt of any claim of default or breach under any material contract, agreement or instrument to which the Issuer or any Subsidiary is subject and no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Issuer or any Subsidiary under any material contract, agreement or instrument to which the Issuer or any Subsidiary is subject; neither the Issuer nor any Subsidiary has any present intention of not fully performing all such obligations; neither the Issuer nor any Subsidiary has knowledge of any breach or anticipated breach by the other parties to any material contract, agreement, instrument or commitment to which it is a party; and neither the Issuer nor any Subsidiary is a party to any contract or commitment or group of contracts or commitments the performance of which pursuant to the applicable terms thereof could reasonably be expected to, based on facts and circumstances as they exist today, have a Material Adverse Effect.

          (c) The Issuer has made available to the Purchasers a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are listed on, referred to or required to be listed on or referred to on the Contracts Schedule or the Employee Benefits Schedule, together with all amendments, waivers or other changes thereto.

          SECTION 3.13 INTELLECTUAL PROPERTY RIGHTS.

          (a) The attached "Intellectual Property Schedule" contains a complete and accurate list of all (a) patented or registered Intellectual Property Rights owned or used by the Issuer or any Subsidiary, (b) pending patent applications and applications for registration of other Intellectual Property Rights filed by the Issuer or any Subsidiary, (c) material unregistered trade names and corporate names owned or used by the Issuer or any Subsidiary and (d) material unregistered trademarks, service marks, copyrights, mask works and computer software owned or used by the Issuer or any Subsidiary. The Intellectual
Property Schedule also contains a complete and accurate list of all material licenses and other rights granted by the Issuer or any Subsidiary to any third party with respect to any Intellectual Property Rights and all material licenses and other rights granted by any third party to the Issuer or any Subsidiary with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. The Issuer or one of its Subsidiaries is the beneficial and record owner of all right, title and interest to, or has the right to use pursuant to a valid and enforceable license, all Intellectual Property Rights necessary for the operation of the businesses of the Issuer and its Subsidiaries as presently conducted and as presently proposed to be conducted, free and clear of all Liens. Except as set forth on the Intellectual Property Schedule, no loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Issuer or any Subsidiary is, to the best of the Issuer's knowledge, threatened, pending or reasonably foreseeable. The Issuer and its Subsidiaries have taken all necessary actions to maintain and protect the Intellectual Property Rights which they own.

          (b)  Except  as set  forth  on  the  Intellectual  Property  Schedule,
(i) there are no unresolved claims against the Issuer or any Subsidiary asserting the invalidity, misuse or unenforceability of any of the Issuer's or its Subsidiaries' Intellectual Property Rights or alleging infringement, misappropriation or other conflict of any third Person's Intellectual Property Rights by the Issuer or any of its Subsidiaries (including, without limitation, any demand or request that the Issuer or any Subsidiary license any rights from a third party), and, to the best of the Issuer's knowledge, there are no grounds for the same, (ii) neither the Issuer nor any Subsidiary has received any notices of, and is not aware of any facts which indicate a likelihood of, any infringement or misappropriation by any third party with respect to the Issuer's or its Subsidiaries' Intellectual Property Rights (including, without limitation, any demand or request that the Issuer or any Subsidiary license any rights from a third party) and (iii) the conduct of the Issuer's and each Subsidiary's business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property

Rights of other Persons, nor would any future conduct as presently contemplated infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons.

          SECTION 3.14 LITIGATION, ETC. Except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement or on the attached "Litigation Schedule," there are no actions, suits, proceedings, orders, investigations or claims pending or, to the best of the Issuer's knowledge, threatened against or, to the Issuer's knowledge, affecting the Issuer or any Subsidiary (or to the best of the Issuer's knowledge, pending or threatened against any of the officers, directors or employees of the Issuer and its Subsidiaries with respect to their businesses or proposed business activities), or pending or threatened by the Issuer or any Subsidiary against any third party, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement); nor has there been any such actions, suits, proceedings, orders, investigations or claims pending against or affecting the Issuer or any Subsidiary during the past three years; neither the Issuer nor any Subsidiary is subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the best of the Issuer's knowledge, any governmental investigations or inquiries (including, without limitation, inquiries as to the qualification to hold or receive any License or permit); and, to the best of the Issuer's knowledge, there is no reasonable basis for any of the foregoing. Neither the Issuer nor any Subsidiary is subject to any judgment, order or decree of any court or Governmental Authority, and neither the Issuer nor any Subsidiary has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business.

          SECTION 3.15 BROKERAGE. Except as set forth on the attached "Brokerage Schedule," for which Issuer shall be solely responsible, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Issuer or any Subsidiary. The Issuer shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

          SECTION 3.16 GOVERNMENTAL CONSENT, ETC. No permit, license, consent, approval or authorization of, or declaration to or filing with, any governmental authority or any other Person is required in connection with the execution, delivery and performance by the Issuer of this Agreement or the other agreements contemplated hereby, or the consummation by the Issuer of any other transactions contemplated hereby or thereby, except as set forth on the attached "Consents Schedule".

          SECTION 3.17 INSURANCE. Neither the Issuer nor any Subsidiary is in default with respect to its obligations under any insurance policy maintained by it, and neither the Issuer nor any Subsidiary has been denied insurance coverage. The insurance coverage of the Issuer and its Subsidiaries is customary for corporations of similar size engaged in similar lines of business. Neither the Issuer nor its Subsidiaries have any self-insurance or co-insurance programs.

          SECTION 3.18 EMPLOYEES. Except as set forth on the attached "Employees Schedule," the Issuer is not aware that any executive or key employee of the Issuer or any Subsidiary or any group of employees of the Issuer or any Subsidiary has any plans to terminate employment with the Issuer or any Subsidiary. The Issuer and each Subsidiary have complied in all material respects with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes), and the Issuer is not aware that it or any Subsidiary has any material labor relations problems or concerns (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). Neither the Issuer, its Subsidiaries nor, to the best of the Issuer's knowledge, any of their employees is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Issuer and its Subsidiaries, except for agreements between the Issuer and its present and former employees.

          SECTION 3.19 ERISA.

          (a) The attached "ERISA Schedule (a)" sets forth an accurate and complete list of each Aemployee benefit plan@ (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and each other employee benefit plan, program or arrangement at any time maintained, sponsored, or contributed to by the Issuer. Each such item listed on such attached schedule is referred to herein as a ABenefit Plan@ and collectively as the ABenefit Plans.@

          (b) All contributions to and payments from any Benefit Plan that have been required to be made for all periods ending prior to or on the Closing Date in accordance with the terms of the Benefit Plan, any applicable collective bargaining agreement, and Section 302 of ERISA or Section 412 of the Code have been timely made. There has been no application for or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Benefit Plan, and the Issuer is not aware of any facts or circumstances that would materially change the funded status of any such Benefit Plan. Except as described on the attached "ERISA Schedule (b)," no asset of the Issuer is subject to any lien under ERISA or the Code, and the Issuer is not aware of any facts or circumstances that would cause any such asset to become subject to such a lien; and the Issuer has not incurred any liability under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due).

          (c) To the knowledge of the Issuer and any Subsidiary, except as set forth on the attached "ERISA Schedule (c)," each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS that such Benefit Plan is so qualified, and, to the knowledge of the Issuer and any Subsidiary, nothing has occurred since the date of such determination that could adversely affect the qualified status of such Benefit Plan.

          (d) Each of the Benefit Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and the terms of any applicable collective bargaining agreements and in compliance with the applicable provisions of ERISA, the Code, and any other applicable laws. There are no pending or, to the knowledge of the

Issuer and any Subsidiary, threatened actions, suits, investigations or claims with respect to any Benefit Plan (other than routine claims for benefits) . With respect to each Benefit Plan, all required payments, premiums, contributions, distributions, or reimbursements for all periods ending prior to or as of the Closing Date have been made or properly accrued.

          (e) The Issuer has not engaged in any non-exempt Aprohibited transaction@ (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Benefit Plans which could subject any of the Benefit Plans, the Issuer, or any officer, director or employee of the Issuer to a penalty or tax under Section 502 of ERISA or Section 4975 of the Code.

          (f) Each Benefit Plan which is subject to the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (ACOBRA@) has been administered in compliance with such requirements.

          (g) The Issuer has not incurred any liability on account of a Apartial withdrawal@ or a Acomplete withdrawal@ (within the meaning of Sections 4205 and 4203, respectively, of ERISA) from any employee benefit plan subject to Title IV of ERISA which is a Amultiemployer plan@ (as such term is defined in Section 3(37) of ERISA), no such liability has been asserted, and, to the knowledge of the Issuer and any Subsidiary, there are no events or circumstances which could result in any such partial or complete withdrawal. The Issuer is not bound by any contract or agreement nor does it have any obligation or liability described in Section 4204 of ERISA.

          (h) With respect to each Benefit Plan, the Issuer has made available to the Purchaser true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Benefit Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements); (ii) the three most recent annual reports (Form 5500 series) filed with the IRS (with applicable attachments); (iii) the most recent actuarial valuation report; and (iv) the most recent determination letter received from the IRS.

          (i) The Issuer has no liability with respect to any Aemployee benefit plan@ (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Issuer.

          SECTION  3.20  COMPLIANCE   WITH  LAWS.   Except  with   respect  to
Environmental and Safety Requirements which are addressed in Section 3.21, each of the Issuer and each Subsidiary has operated its business and conducted its activities in compliance in all material respects with all laws, regulations and governmental requirements and neither the Issuer nor any Subsidiary has violated any law or any governmental regulation or requirement which violation has had or would reasonably be expected to have a Material Adverse Effect, and neither the Issuer nor any Subsidiary has received notice of any such violation.

          SECTION 3.21 ENVIRONMENTAL AND SAFETY MATTERS.

          (a) For purposes of this Agreement, the term "Environmental and Safety Requirements" shall mean all federal, state and local statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation); "Release" shall have the meaning set forth in CERCLA (as defined below); and "Environmental Lien" shall mean any Lien, whether recorded or unrecorded, in favor of any governmental entity, relating to any liability of the Issuer or any Subsidiary arising under any Environmental and Safety Requirements.

          (b) Except as set forth on the attached "Environmental Schedule":

          (i) The Issuer and its Subsidiaries have complied in all material respects with and are currently in compliance in all material respects with all Environmental and Safety Requirements, and neither the Issuer nor its Subsidiaries have received any oral or written notice, report or information regarding any liabilities (whether accrued, absolute, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Issuer or its Subsidiaries or any of their properties or facilities.

          (ii) Without limiting the generality of the foregoing, the Issuer and its Subsidiaries have obtained and complied in all material respects with and are currently in compliance in all material respects with, all permits, licenses and other authorizations that may be required pursuant to any Environmental and Safety Requirements for the occupancy of their properties or facilities or the operation of their businesses. A list of all such permits, licenses and other authorizations which are material to the Issuer and its Subsidiaries is set forth on the attached Environmental Schedule.

          (iii) Except for those which would not, individually or in the aggregate, have a Material Adverse Effect, none of the following exists at any property or facility owned, occupied or operated by the Issuer or any of its Subsidiaries:

               (1)  underground storage tanks or surface impoundments;

               (2)  asbestos-containing materials in any form or condition; or

               (3)  materials or equipment containing polychlorinated biphenyls.

          (iv)  Neither  the Issuer  nor any of its  Subsidiaries  has  treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any hazardous substance or owned, occupied or operated any facility or property, so as to give rise to material liabilities of the Issuer or its Subsidiaries for response costs, natural resource damages or attorneys fees pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or any other Environmental and Safety Requirements.

          (v) Without limiting the generality of the foregoing, no facts, events or conditions relating to the past or present properties, facilities or operations of the Issuer or its Subsidiaries shall prevent, hinder or limit continued compliance with Environmental and Safety Requirements, give rise to any corrective, investigatory or remedial obligations pursuant to Environmental and Safety Requirements or give rise to any other liabilities pursuant to Environmental and Safety Requirements (including, without limitation, those liabilities relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

          (vi) Neither the Issuer nor any of its Subsidiaries has, either expressly or by operation of law, assumed or undertaken any material liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.

          (vii) No Environmental Lien has attached to any property owned, leased or operated by the Issuer or any of its Subsidiaries.

          SECTION 3.22 AFFILIATED TRANSACTIONS. Except as set forth on the attached "Affiliated Transactions Schedule" or in the Issuers SEC Reports, no officer, director, employee, significant stockholder or Affiliate of the Issuer or any Subsidiary or any member of such individual's immediate family or any entity in which any such Person or individual owns any beneficial interest (other than less than 5% of the outstanding securities of a publicly traded company), is a party to any agreement, contract, commitment or transaction with the Issuer or any Subsidiary or has any material interest in any material property used by the Issuer or any Subsidiary.

          SECTION 3.23 DISCLOSURE. Neither this Agreement nor any of the exhibits, schedules, attachments, written statements, documents, certificates or other items prepared or supplied to any Purchaser by or on behalf of the Issuer with respect to the transactions contemplated hereby (other than any information provided to the Issuer by R&B Communications, Inc. pertaining to the Issuer's acquisition of R&B Communications, Inc. or by PrimeCo PCS, L.P. and its affiliates pertaining to the Issuer's acquisition of Richmond 20MHz, LLC) contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading; provided that with respect to the financial projections furnished to the Purchasers by the Issuer, the Issuer represents and warrants only that such projections were based upon assumptions reasonably believed by the Issuer to be reasonable and fair as of the date the projections were prepared in the context of the Issuer's history and current and reasonably foreseeable business conditions. Other than the Transaction Agreements, there is no other agreement or document governing the rights and/or obligations of the holders of the Series B Shares to which a Purchaser is a party, except for those to which all Purchasers are a party.

          SECTION 3.24 CUSTOMERS AND SUPPLIERS.

          (a) The attached "Customer/Supplier Schedule" lists the ten (10) largest customers and suppliers of the Issuer (on a consolidated basis) for each of the two most recent fiscal years and sets forth opposite the name of each such customer or supplier the amount of revenues to such customer in the case of any such customer or the amount of expenditures to such supplier in the case of any such supplier. The Customer/Supplier Schedule also lists any additional current customers and suppliers which the Issuer anticipates shall be among the ten (10) largest customers or suppliers for the current fiscal year.

          (b) Since the date of the Latest Balance Sheet, no Supplier set forth on the Customer/Supplier Schedule has stopped or materially decreased the rate of or indicated that it shall stop, or materially decrease the rate of, supplying materials, products or services to the Issuer or any Subsidiary, and no customer listed on the Customer/Supplier Schedule has stopped or materially decreased or, to the Issuer's knowledge, indicated that it shall stop, or materially decrease the rate of, buying materials, products or services from the Issuer or any Subsidiary.

          SECTION 3.25 REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION. Since January 1, 1997, the Issuer has filed with the Commission all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under the Securities Act and the Exchange Act, all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Issuer has furnished the Purchasers with complete and accurate copies of its annual report on Form 10-K for its three most recent fiscal years, all other reports or documents required to be filed by the Issuer pursuant to
Section 13(a) or 15(d) of the Exchange Act since the filing of the most recent annual report on Form 10-K and its most recent annual report to its stockholders (collectively, the "Issuer SEC Reports"). Such reports and filings did not as of the date of filing contain any material false statements or any misstatement of any material fact and do not omit to state any fact necessary to make the statements set forth therein not misleading. The Issuer has made all filings with the Commission which it is required to make, and the Issuer has not received any request from the Commission to file any amendment or supplement to any of the reports described in this paragraph.

          SECTION 3.26 REGULATORY MATTERS.

          (a) The  Issuer  and its  Subsidiaries  have all  requisite  power and authority and hold or have applied for all Licenses required under the Communications Act, the FCC Rules, state law or any other Applicable Law to own and operate their properties and their Licenses and to carry on the business of the Issuer and its Subsidiaries including, the local exchange, exchange access, personal communications services, cellular, paging, cable television, and Internet access services (collectively "Services"), as such business is conducted on the date hereof and as proposed to be conducted. Each material License issued to the Issuer or its Subsidiaries is validly issued and is in full force and effect. The Issuer and its Subsidiaries have taken such actions, performed all of their obligations and entered into all contracts with telecommunications carriers to the extent necessary to maintain such Licenses, and complete and correct copies of the Licenses of the Issuer and its Subsidiaries have been made available to the Purchasers' special regulatory counsel. Neither the Issuer nor any Subsidiary knows of any reason why any Governmental Authority might revoke any License. Neither the Issuer nor any

Subsidiary knows of any party who has a current filing pending in specific opposition to or expressed an interest in opposing the grant of the Licenses held or applied for by the Issuer or its Subsidiaries, or of any reason why any Governmental Authority might not grant any of the Licenses or that have been applied for.

          (b) None of the Issuer or its Subsidiaries is a party to nor, to the best knowledge of the Issuer and each Subsidiary, is there threatened any investigation, notice of apparent liability, violation, show cause order, forfeiture or other notice, order or complaint issued by or before any Governmental Authority, or of any other proceeding (other than proceedings of general applicability) that could in any manner threaten or adversely affect the validity, future grant or continued effectiveness of the Licenses of the Issuer and its Subsidiaries. None of the Issuer and its Subsidiaries has any reason to believe that each of the Licenses will not be renewed in the ordinary course. The Issuer and each Subsidiary has filed in a timely manner all reports, applications, documents, instruments and information required to be filed by it pursuant to the Communications Act or the FCC Rules, including, but not limited to, employment reports, and all such filings are accurate and complete in all material respects.

          (c) The Issuer and its Subsidiaries are in compliance in all material respects with the Communications Act, the FCC Rules and the Licenses, and are operating their physical facilities, electrical and mechanical systems and transmitting equipment and are providing the Services in compliance with the Licenses, the Communications Act and the FCC Rules. The Issuer and its Subsidiaries, in their ownership and operation of the business of the Issuer and the Subsidiaries and the provision of the Services, are operating only those facilities for which an appropriate License, waiver, consent or other authorization has been obtained and is in effect.

          (d) None of the Issuer or its Subsidiaries is aware of any facts, and none of the Issuer and its Subsidiaries has received any notice or other communication, indicating that the Issuer and the Subsidiaries, in their ownership and operation of the Licenses, the business of the Issuer and the Subsidiaries and the provision of the Services, are not in compliance with all requirements of the Communications Act or the FCC Rules or are not in compliance in all material respects with all other Applicable Law. None of the Issuer and its Subsidiaries is aware of any facts, and none of the Issuer and its Subsidiaries has received any notice or communication, formal or informal, indicating that any Governmental Authority is considering modifying, revoking, suspending, canceling, rescinding or terminating any License.

          SECTION 3.27 VOTE REQUIRED. No approval of the holders of the Issuer's capital stock is required by Applicable Law, the rules of the NASDAQ National Market (based solely, with respect to the matters addressed therein, on the letter to Hunton & Williams dated May 19, 2000 from the NASDAQ) or otherwise, with respect to the Articles of Amendment, the issuance of the Securities contemplated by this Agreement or the issuance of Common Stock upon conversion of the Series B Shares or upon exercise of the Warrants.

          SECTION 3.28 KNOWLEDGE. As used in this Section 3, the terms "knowledge" or "aware" shall mean and include the actual knowledge or awareness of the executive officers of the Issuer, following due inquiry of the employee or employees of the Issuer or its Subsidiaries responsible for the relevant subject matter.

                                   ARTICLE 4.
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser hereby severally represents and warrants to the Issuer as of the date hereof and as of the Closing Date that:

          (a) Such Purchaser understands that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws.

          (b) The Securities to be acquired by such Purchaser pursuant to this Agreement are being acquired for its own account and without a view to the resale or distribution of such Securities or any interest therein other than in a transaction exempt from registration under the Securities Act.

          (c) Such Purchaser is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

          (d) Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities and such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Securities. Such Purchaser understands that Purchaser's investment in the Securities involves a high degree of risk.

          (e) Such Purchaser has been furnished with and carefully read a copy of the Issuer SEC Reports and this Agreement (including the Schedules hereto) and has been given the opportunity to ask questions of, and receive answers from, the Issuer concerning the terms and conditions of the Securities and other related matters. To such Purchaser's knowledge, the Issuer has made available to such Purchaser or its agents all documents and information relating to an investment in the Securities requested by or on behalf of such Purchaser.

          (f) Such Purchaser understands that the Securities have not been and, except as provided in the Shareholders Agreement, are not being registered under the Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except as permitted pursuant to the Shareholders Agreement.

          (g) Such Purchaser understands that the Securities shall bear a restrictive legend substantially in the form set forth in the Shareholders Agreement.

                                   ARTICLE 5.
                             COVENANTS OF THE ISSUER

          The Issuer agrees that:

          SECTION 5.01  ACCESS TO INFORMATION.

          (a) From the date hereof until the Closing Date, the Issuer will (i) furnish to each Purchaser and its authorized representatives such financial and operating data and other information relating to the Issuer and its Subsidiaries as such Persons may reasonably request and (ii) instruct its officers, employees, counsel, independent accountants and financial advisors to cooperate with such Purchaser and its authorized representatives in its investigation of the Issuer and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in a manner that does not interfere unreasonably with the conduct of the business of the Issuer and its Subsidiaries.

          (b) After the  Closing  Date,  WCAS and MSDW shall each be entitled to
(i) receive all information made available to shareholders of the Issuer or members of the Board of Directors, in each case, at the same time as such materials are distributed to the shareholders or directors, as the case may be,
(ii) meet on a quarterly basis with members of senior management, (iii) receive copies of management reports, and (iv) have reasonable access to the Issuer's outside auditors, in each such case, for so long as WCAS and its Affiliates or MSDW and its Affiliates, respectively, beneficially own Series B Shares and/or shares of Common Stock into which such shares may be converted representing at least 50% of the shares held at Closing by WCAS or MSDW, respectively.

          (c) Each Purchaser agrees that any nonpublic information furnished to such Purchaser pursuant to this Section 5.01 shall be deemed confidential information and shall not be used by it as the basis for any market transactions in the securities of the Issuer unless and until such information is made generally available to the public. Each Purchaser further agrees that it will, upon learning that disclosure of such information is sought by a court of competent jurisdiction, give notice to the Issuer and allow the Issuer, at its expense, to undertake appropriate action to prevent disclosure of the information deemed confidential.

          SECTION 5.02 ARTICLES OF AMENDMENT. Prior to the Closing, subject to the terms of this Agreement, the Issuer shall cause to be filed the Articles of Amendment as required pursuant to the law of the Commonwealth of Virginia.

          SECTION 5.03 RESTRICTIONS PENDING THE CLOSING. After the date hereof and prior to the Closing Date, except as expressly provided for in this Agreement or as consented to in writing by WCAS, the Issuer shall not:

               (i) amend its Articles of Incorporation or bylaws;

               (ii) split, combine or reclassify any shares of its capital stock without appropriately adjusting the conversion price and/or ratio and exercise price applicable to the Series B Shares and the Warrants, respectively, prior to their issuance at the Closing;

               (iii) declare or pay any dividend or distribution (whether in cash, stock or property) in respect of its Common Stock (other than its regularly quarterly cash dividend, if any);

               (iv) take any action, or knowingly omit to take any action, that could reasonably be expected to result in (A) any of the representations and warranties of the Issuer set forth in Article 3 becoming untrue or (B) any of the conditions to the obligations of the Purchasers set forth in Section 8.01 or 8.02 not being satisfied;

               (v) agree to amend, modify, waive any provision of or terminate the Agreement and Plan of Merger, dated as of June 16, 2000, pertaining to the Issuer's acquisition of R&B Communications, Inc. or any document or agreement related to such agreement or the transactions contemplated thereby; or

               (vi) enter into any agreement or commitment to do any of the foregoing.

          SECTION 5.04 RESERVATION OF SHARES. For so long as any of the Securities are outstanding, the Issuer shall keep reserved for issuance a sufficient number of shares of Common Stock to satisfy its conversion obligations under the Articles of Amendment and exercise obligations under the Warrants.

          SECTION 5.05 TAX CONSISTENCY. The Issuer will treat the Series B Shares as "common stock" for Tax purposes, unless otherwise required pursuant to a final determination or a change in Applicable Law.

          SECTION 5.06 USE OF PROCEEDS. The Issuer shall use the proceeds received upon the sale of the Series B Shares at the Closing solely to enhance Issuer's telecommunications network and for general corporate purposes.

          SECTION 5.07 SHAREHOLDER MEETING. The Issuer shall, as soon as practicable after the date hereof, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholder Meeting") for the purpose of voting to (i) remove the Minimum Conversion Price (as defined in the Articles of Amendment), (ii) eliminate the restrictions on voting contained in Section 4.02 of the Shareholders Agreement and (iii) increase the number of authorized shares of Common Stock from 20,000,000 to at least 75,000,000. The Issuer shall, through its Board of Directors, recommend to its shareholders approval of the foregoing matters and shall use its reasonable best efforts to solicit from its shareholders proxies in favor of such approval.


                                   ARTICLE 6.
                          COVENANTS OF THE PURCHASERS

          SECTION 6.01 CONFIDENTIALITY. The Confidentiality Agreement dated as of January 27, 2000 between WCAS and the Issuer and the Confidentiality Agreement dated as of May 17, 2000 between Morgan Stanley Dean Witter Equity Funding, Inc. and the Issuer shall continue in full force and effect.

                                   ARTICLE 7.
                   COVENANTS OF THE ISSUER AND THE PURCHASERS

          SECTION 7.01 REQUIRED REGULATORY APPROVALS; REASONABLE BEST EFFORTS; FURTHER ASSURANCES. The Issuer and the Purchasers acknowledge that certain regulatory or governmental approvals may be required to lawfully consummate the transactions contemplated by this Agreement and the Shareholders Agreement. Subject to the terms and conditions of this Agreement, the Issuer and each Purchaser will, and will cause their Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, the Shareholders Agreement and the Articles of Amendment. The Issuer and each Purchaser agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the Shareholders Agreement.

          SECTION 7.02 CERTAIN FILINGS. The Issuer and each Purchaser will, and will cause their Affiliates to, cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the Shareholders Agreement, the conversion by such Purchaser of such Purchaser's Series B Shares or the exercise by such Purchaser of such Purchaser's Warrants and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, the Issuer and each Purchaser obligated to file a notification under the HSR Act shall promptly after the date of this Agreement prepare and file the notifications required under the HSR Act in connection with the transactions contemplated by this Agreement. The Issuer and each Purchaser shall
(A) give the other parties prompt notice of the commencement of any action, suit, litigation, arbitration, preceding or investigation by or before any governmental body with respect to the transactions contemplated by this Agreement and the Shareholders Agreement, (B) keep the other parties informed on a current basis as to the status of any such action, suit, litigation, arbitration, preceding or investigation, and (C) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental body regarding the transactions contemplated by this Agreement and the Shareholders Agreement.

          SECTION 7.03 PUBLIC ANNOUNCEMENTS. In connection with the execution of this Agreement, the Issuer shall issue a press release (a "Signing Release") and shall file with the Commission a Report on Form 8-K with respect to the transactions contemplated hereby (the "Signing 8-K" and together with the Signing Release, the "Agreed Disclosure"). The Signing Release shall be in form and substance as agreed by the parties hereto. The Signing 8-K shall be provided to WCAS prior to filing and WCAS shall be given a reasonable opportunity to comment thereon. The Issuer shall accept all reasonable changes suggested by WCAS. If the Issuer does not accept any changes suggested in good faith by WCAS, the provisions of this Section 7.03 shall immediately terminate and be of no further force or effect as to the Purchasers. If the Issuer accepts all such changes, the Agreed Disclosure shall serve as the basis for any public disclosure by the parties of the transactions contemplated hereby and neither the Issuer nor any Purchaser shall make any statement or representation regarding the transactions contemplated hereby, publicly or in a manner which could reasonably be expected to result in its public dissemination, which is materially inconsistent with the Agreed Disclosure. Except as otherwise permitted pursuant to this Section 7.03, the Issuer shall not use or refer to the name of any Purchaser in any public statement or disclosure without the consent of such Purchaser.

                                   ARTICLE 8.
                         CONDITIONS PRECEDENT TO CLOSING

          SECTION 8.01 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The obligation of each party hereto to consummate the Closing is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

          (a) All filings with, notifications to and consents from Governmental Authorities required for the consummation of the Closing shall have been made or obtained, as applicable;

          (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing;

          (c) The expiration of any applicable waiting period under the HSR Act; and

          (d) The shares of Common Stock issuable upon conversion of the Series B Shares and exercise of the Warrants shall have been approved for quotation on the NASDAQ National Market.

          SECTION 8.02 CONDITIONS TO EACH PURCHASER'S OBLIGATIONS. The obligation of each Purchaser to consummate the Closing is further subject to the satisfaction, at or prior to the Closing Date, of the following additional conditions:

          (a) The representations and warranties of the Issuer contained herein shall be true and correct, when taken together as a whole, in all material respects on and as of the Closing Date, in each case as if made on and as of such date; the Issuer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and such Purchaser shall have received a certificate dated the Closing Date signed by an authorized officer of the Issuer to the foregoing effect;

          (b) The Articles of Amendment shall have been filed with the State Corporation Commission of the Commonwealth of Virginia in accordance with the law of the Commonwealth of Virginia;

          (c) The Shareholders Agreement shall have been executed and delivered by the parties thereto and be in full force and effect;

          (d) Such Purchaser shall have received an opinion, dated the Closing Date, of counsel to the Issuer, substantially in the form attached as Exhibit C;

          (e) Such Purchaser shall have received an opinion, dated the Closing Date, of FCC counsel to the Issuer, substantially in the form attached as Exhibit D;

          (f) The Warrant Agreement shall have been executed and delivered by the Issuer in the form attached as Exhibit E, with such changes and modifications as may be agreed to by the Issuer and WCAS, and shall be in full force and effect;

          (g) No action, suit, investigation, litigation or proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing or which could have a material adverse affect on the ability of the Issuer to perform its obligations under this Agreement shall have been instituted by any Governmental Authority before any court, arbitrator or governmental body, agency or official binding on any party hereto and be pending;

          (h) Such Purchaser shall have received all documents reasonably requested by it relating to the existence of Issuer, the corporate authority for Issuer entering into, and the validity of, this Agreement, the Shareholders Agreement, the Warrants and the Series B Shares, all in form and substance reasonably satisfactory to it;

          (i) The Issuer shall have received all consents and waivers by third parties that are required for the issuance of the Securities and the consummation of the transactions contemplated hereby on terms reasonably satisfactory to Purchaser (including (i) waivers of all shareholders' contractual or other preemptive and similar rights, and (ii) any consents required in order that the transactions contemplated hereby do not constitute a breach of, a default under, or a termination or modification of any material agreement to which the Issuer or any Subsidiary is a party or to which any portion of the property of the Issuer or any Subsidiary is subject); and

          (j) The Issuer's Rights Plan dated February 26, 2000 shall have been amended so as to be inapplicable in all respects to the issuance of the Securities and the transactions contemplated hereby.

          SECTION 8.03 CONDITIONS TO ISSUER'S OBLIGATIONS. The obligation of the Issuer to consummate the Closing is further subject to the satisfaction, at or prior to the Closing Date, of the following additional conditions:

          (a) The representations and warranties of each Purchaser contained herein that are qualified as to materiality or material adverse effect shall be true and correct in all respects on and as of the Closing Date and the representations and warranties of each Purchaser contained herein that are not so qualified shall be true and correct in all material respects on and as of the Closing Date, in each case as if made on and as of such date; each Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Purchaser at or prior to the Closing Date; and the Issuers shall have received a certificate dated the Closing Date signed by an authorized officer of such Purchaser to the foregoing effect;

          (b) The Shareholders Agreement shall have been executed and delivered by the parties thereto other than the Issuer; and

          (c) No action, suit, investigation, litigation or proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Governmental Authority before any court, arbitrator or governmental body, agency or official binding on any party hereto and be pending.


                                   ARTICLE 9.
                                  MISCELLANEOUS

          SECTION 9.01 NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including telecopier or similar writing) and shall be given to such party at its address or telecopier number set forth on the signature page hereof, or such other address or telecopier number as such party may hereinafter specify for the purpose to the party giving such notice. Each such notice, request or other communication shall be effective
(i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified pursuant to this Section 9.01 and the appropriate confirmation is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when delivered at the address specified in this Section 9.01.

          SECTION 9.02 NO WAIVERS; AMENDMENTS.

          (a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          (b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by all the parties hereto.

          SECTION 9.03 SURVIVAL. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby for a period of 18 months following the Closing, regardless of any investigation made by any Purchaser or on its behalf; provided, however, that the representations and warranties contained in Sections 3.01, 3.02, 3.04, 3.15 and 3.27 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby indefinitely.

          SECTION 9.04 INDEMNIFICATION.

          (a) Effective upon the Closing, the Issuer hereby indemnifies each Purchaser and its Affiliates against and agrees to hold such Purchaser and its Affiliates harmless from any and all actions, causes of action or suits brought by third parties, damages, losses (including by reason of a diminution in value of the Securities), liabilities and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) ("Damages") incurred or suffered by such Purchaser or its Affiliates arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by the Issuer pursuant to this Agreement; provided that (i) the Issuer shall not be liable under this Section 9.04 unless the aggregate amount of

Damages with respect to all matters referred to in this Section 9.04 exceeds $1,000,000 (in which case all Damages shall be made subject to indemnification hereunder); (ii) the Issuer's maximum liability under this Section 9.04 shall not exceed the amount of the aggregate purchase price paid for all Securities purchased by the Purchasers pursuant to this Agreement; and (iii) if the Damages for which indemnification is being sought are the result of a misrepresentation or breach of warranty, then a written claim for indemnification must be delivered to the Issuer within the applicable survival period set forth in
Section 9.03. The Issuer's obligation to indemnify Purchasers for Damages hereunder shall be reduced by the amount of any Tax benefit actually received by a Purchaser as the result of the loss recognized in connection with such Damages.

          (b) Effective upon the Closing, each Purchaser hereby, severally and not jointly, indemnifies the Issuer and its Affiliates against and agrees to hold the Issuer and its Affiliates harmless from any and all Damages incurred or suffered by the Issuer or its Affiliates arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by such Purchaser pursuant to this Agreement; provided that (i) such Purchaser shall not be liable under this Section 9.04 unless the aggregate amount of Damages with respect to all matters referred to in this Section 9.04 exceeds 1% of the amount of the purchase price paid for the Securities purchased by such Purchaser pursuant to this Agreement (in which case all Damages shall be made subject to indemnification hereunder); (ii) such Purchaser's maximum liability under this
Section 9.04 shall not exceed the amount of the purchase price paid for the Securities purchased by such Purchaser pursuant to this Agreement; and (iii) if the Damages for which indemnification is being sought are the result of a misrepresentation or breach of warranty, then a written claim for indemnification must be delivered to such Purchaser within the applicable survival period set forth in Section 9.03. The Purchasers may elect to satisfy any indemnification obligation hereunder by tendering to the Issuer shares of Series B Preferred Stock having a liquidation preference equal to the amount of Damages to be indemnified.

          SECTION  9.05  PROCEDURES.  The party  seeking  indemnification  under
Section 9.04 (the "Indemnified Party") agrees to give prompt notice to the party against whom indemnity is sought (the "Indemnifying Party") and to all other Purchasers of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section. The Indemnifying Party may at its election participate in and control the defense of any such suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under Section 9.04 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

          SECTION 9.06 EXPENSES; DOCUMENTARY TAXES. The Issuer shall reimburse each Purchaser at the Closing or upon termination of this Agreement for all of their respective reasonable out-of-pocket expenses, including without limitation the fees and disbursements of its counsel and its mergers and acquisitions advisor, incurred in connection with the negotiation, preparation, execution and delivery of this Agreement (including the exhibits hereto) and the consummation of the transactions contemplated by this Agreement; provided, however, that the Issuer shall not be obligated to pay any fees or expenses of a Purchaser if this Agreement is terminated due to a breach by such Purchaser. The Issuer shall pay any and all stamp, transfer and other similar taxes payable or determined to be payable in connection with the execution and delivery of this Agreement or the Shareholders Agreement or the issuance of the Securities or any shares of Common Stock issued upon conversion or exercise of the Securities; provided that the Issuer shall not be required to pay any Tax which may be payable in respect of any transfer in connection with the issuance or delivery of the Series B Shares in a name other than that of a Purchaser.

          SECTION 9.07 TERMINATION.

          (a) This Agreement may be terminated at any time prior to the Closing:

               (i) by mutual written agreement of the Issuer and each Purchaser;

               (ii) by the Issuer or WCAS if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable, final order, decree or judgment of any court or governmental body having competent jurisdiction; or

               (iii) by the Issuer or WCAS if the Closing has not occurred on or before the end of business on September 30, 2000.

The party desiring to terminate this Agreement pursuant to clauses 9.07(a)(ii) or (iii) shall give notice of such termination to the other parties hereto.

          (b) If this Agreement is terminated as permitted by Section 9.07(a), such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that if such termination shall result from the willful (i) failure by any party to fulfill a condition to the performance of the obligations of the other parties, (ii) failure by any party to perform a covenant of this Agreement or (iii) breach by any party hereto of any representation, warranty, covenant or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Sections 6.01, 9.01, 9.06, 9.09, 9.10, 9.11, 9.12, 9.13, 9.14, 9.15 and 9.16 shall survive any termination hereof pursuant to Section 9.07(a).

          SECTION 9.08 SUCCESSORS AND ASSIGNS. No party may assign any of its rights and obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns.

          SECTION 9.09 GOVERNING LAW; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereto waives to the fullest extent permitted by law any right to trial by jury in respect of any claim, demand, action or cause of action based on, or arising out of, under or in connection with this Agreement, or any course of conduct, course of dealing, verbal or written statement or action of any party hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF A ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

          SECTION 9.10 JURISDICTION. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.01 shall be deemed effective service of process on such party.

          SECTION 9.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

          SECTION 9.12 ENTIRE AGREEMENT. This Agreement, the Shareholders Agreement, the Articles of Amendment and any other documents executed concurrently herewith and the Confidentiality Agreement dated as of January 27, 2000 between WCAS and the Issuer and the Confidentiality Agreement dated as of May 17, 2000 between Morgan Stanley Dean Witter Equity Funding, Inc. and the Issuer constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

          SECTION 9.13 REMEDIES. Each holder of Securities and Common Stock issuable upon conversion or exercise thereof shall have all rights and remedies set forth in this Agreement, the Warrants, the Articles of Incorporation and the Articles of Amendment and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

          SECTION 9.14 SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          SECTION 9.15 DESCRIPTIVE HEADINGS; INTERPRETATION. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

          SECTION 9.16 NO STRICT CONSTRUCTION. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          SECTION  9.17  SERIES  C  AND  SERIES  D  PREFERRED.   The  Purchasers
acknowledge that the Issuer may issue its Senior Cumulative Convertible Preferred Stock, Series C, and Senior Cumulative Preferred Stock, Series D, on the terms set forth in those certain commitment letters dated May 17, 2000 from the Purchasers to the Issuer, without any further consent or approval of the Purchasers, and such issuance shall not cause any adjustment to the conversion price of the Series B Shares.

                                    * * * * *

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first above written.

                                      CFW COMMUNICATIONS COMPANY


                                      By:    ___________________________
                                             Name:
                                             Title:

                                      Address for notices:
                                      -----------------------

                                             CFW Communications Company
                                             401 Spring Lane, Suite 300
                                             Waynesboro, VA  22980
                                             Facsimile: (540) 956-3595
                                             Attention: Warren Catlett

                                      With a copy to:

                                             Hunton & Williams
                                             Bank of America Plaza
                                             Suite 4100
                                             600 Peachtree Street, NE
                                             Atlanta, GA  30308-2216
                                             Facsimile: (404) 888-4190
                                             Attention: David Carter, Esq.

                                      WELSH, CARSON, ANDERSON &
                                      STOWE VIII, L.P.

                                      By:    WCAS VIII Associates, LLC,
                                             as General Partner


                                      By:    ___________________________
                                             Name:
                                             Title:   Managing Member

                                      Address for notices:
                                      -----------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention: Jonathan M. Rather

                                      with a copy to:

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                      MORGAN STANLEY DEAN WITTER EQUITY
                                      FUNDING, INC.



                                      By:    ___________________________
                                             Name:
                                             Title:


                                      Address for notices:
                                      -----------------------

                                             1585 Broadway
                                             New York, NY 10036
                                             Facsimile:
                                             Attention:

                                      By:    ___________________________
                                             Name:  Jonathan M. Rather
                                             as Attorney-in-fact for the
                                             individual investors listed
                                             below:

                                             Patrick J. Welsh
                                             Russell L. Carson
                                             Bruce K. Anderson
                                             Andrew M. Paul
                                             Thomas E. McInerney
                                             Robert A. Minicucci
                                             Lawrence B. Sorrel
                                             Anthony J. de Nicola
                                             Paul B. Queally
                                             Rudolph E. Rupert
                                             Jonathan M. Rather
                                             D. Scott Mackesy
                                             Sanjay Swani
                                             John D. Clark
                                             Sean M. Traynor
                                             John Almeida
                                             Eric J Lee

                                      Address for notices:
                                      -----------------------

                                             c/o Welsh, Carson, Anderson & Stowe
                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention: Jonathan M. Rather

                                      with a copy to:
                                      -----------------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                                                         Annex I

                           Securities to be Purchased

             PURCHASER                NUMBER OF    WARRANTS1      AGGREGATE
                                       SERIES B                    PURCHASE
                                        SHARES                        PRICE

Welsh, Carson, Anderson & Stowe       96,153.0      427,346     $96,153,000
VIII, L.P.

Patrick J. Welsh                         609.5        2,709         609,500

Russell L. Carson                        609.5        2,709         609,500

Bruce K. Anderson                        609.5        2,709         609,500

Andrew M. Paul                           503.5        2,237         503,500

Thomas E. McInerney                      609.5        2,709         609,500

Robert A. Minicucci                      315.0        1,400         315,000

Lawrence B. Sorrel                       200.0          889         200,000

Anthony J. de Nicola                     175.0          778         175,000

Paul B. Queally                          132.0          587         132,000

Rudolph E. Rupert                         50.0          222          50,000

Jonathan M. Rather                        10.0           44          10,000

D. Scott Mackesy                           1.5            7           1,500

Sanjay Swani                               3.5           16           3,500

John D. Clark                              4.0           18           4,000

Sean M. Traynor                            7.5           33           7,500

John Almeida                               4.5           20           4,500

Eric J Lee                                 2.5           11           2,500

Morgan Stanley Dean                   12,500.0       55,556      12,500,000
Witter Equity Funding, Inc.

Total                                112,500.0      500,000    $112,500,000



------------

The Issuer and each of the Purchasers agree that the value of each Warrant is $5.67, as of the date hereof.

                                                                       EXHIBIT C

                         TERMS OF THE SENIOR CUMULATIVE
                      CONVERTIBLE PREFERRED STOCK, SERIES B
                                       OF
                           CFW COMMUNICATIONS COMPANY

     1. Number; Rank. The number of authorized shares of Senior Cumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock") shall be 112,500. The Series B Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution and winding up rank senior to all classes of the Company's common stock, no par value per share ("Common Stock"), and to each other class of capital stock of the Company now or hereafter established (collectively, the "Junior Securities"). The definition of Junior Securities shall also include any rights or options exercisable for or convertible into any of the Junior Securities.

     2. Dividends.

          (a) Each holder of Series B Preferred Stock shall be entitled to receive, in respect of each Dividend Period, when, as and if declared by the Board of Directors of the Company, out of funds legally available for the payment of dividends, cumulative dividends in an amount per share equal to the excess (if any) of (i) the Applicable Percentage of the Accreted Value as of the immediately preceding Dividend Payment Date (or, for the initial Dividend Period, as of the date of issuance) over (ii) the amount of any regular cash dividends per share of Series B Preferred Stock that have been paid during such Dividend Period pursuant to paragraph 2(d). Subject to the provisions of paragraph 2(b), dividends paid pursuant to this paragraph 2(a) shall be payable in cash in arrears semi-annually on June 30 and December 31 of each year (each of such dates being a "Dividend Payment Date" and each such semi-annual period being a "Dividend Period"). Such dividends shall accrue from the date of issue (except that dividends on any amounts added to the Accreted Value pursuant to paragraph 2(b) shall accrue from the date such amounts are added to the Accreted Value), whether or not in any Dividend Period or Periods there shall be funds of the Company legally available for the payment of such dividends. Each such dividend shall be payable to the holders of record of shares of the Series B Preferred Stock on June 1 and December 1, as they appear on the stock records of the Company at the close of business on such record dates. The date on which the Company initially issues any share of Series B Preferred Stock shall be deemed to be its "date of issue" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Company and regardless of the number of certificates which may be issued to evidence such share.

          (b) If dividends are not paid in cash on any Dividend Payment Date for the immediately preceding Dividend Period (or portion thereof if less than a full Dividend Period), the unpaid amount shall be added to the Accreted Value for purposes of calculating succeeding periods' dividends. Notwithstanding the addition to Accreted Value, the Company may pay, when, as and if declared by the Board of Directors of the Company, the amount of dividends previously added to the Accreted Value pursuant to the preceding sentence, and, if and when so paid, the Accreted Value shall be reduced by the amount of such payments; provided that if on the date on which any such dividend is declared the Daily Price of a share of Common Stock is equal to or exceeds the then applicable Conversion Price, then the Company shall declare and pay such dividend in the number of shares of Common Stock determined by dividing the cash amount of such dividend that the Company otherwise would pay by the then applicable Conversion Price, and the Accreted Value shall be reduced by the amount of cash the Company otherwise would have paid.

          (c) The Applicable Percentage for each full Dividend Period for the Series B Preferred Stock shall be 4.25%. The Applicable Percentage for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Series B Preferred Stock shall be computed on the basis of a per annum rate of 8.50% and the actual number of days elapsed over twelve 30-day months and a 360-day year. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.

          (d) In case the Company shall fix a record date for the making of any dividend or distribution to holders of Common Stock, whether payable in cash, securities or other property (other than dividends or distributions payable solely in Common Stock), the holder of each share of Series B Preferred Stock on such record date shall be entitled to receive an equivalent dividend or distribution based on the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible on such record date (disregarding any Minimum Conversion Price then in effect).

          (e) So long as any shares of the Series B Preferred Stock are outstanding, no Junior Securities shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, directly or indirectly (except by conversion into or exchange for Junior Securities) or any cash dividend made on any Junior Security other than the ordinary dividend on the Company's Common Stock as determined and declared by the Board in which the holders of the Series B Preferred Stock participate in accordance with subparagraph (d) above, unless in each case (i) the full dividends on all outstanding shares of the Series B Preferred Stock shall have been paid or set apart for payment for all past Dividend Periods and (ii) sufficient funds shall have been paid or set apart for the payment of the dividend for the current Dividend Period with respect to the Series B Preferred Stock.

     3. Liquidation Preference.

          (a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holder of each share of Series B Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Value of such share on the date of distribution, and such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Series B Preferred Stock if all amounts payable thereon were paid in full. Solely for the purposes of this paragraph 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a liquidation, dissolution or winding-up of the Company.

          (b) After payment shall have been made in full to the holders of the Series B Preferred Stock, as provided in this paragraph 3, any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed to holders of capital stock of the Company, and the holders of the Series B Preferred Stock shall not be entitled to share therein.

     4. Conversion.

          (a) (i) Subject to the provisions of this paragraph 4, each holder of shares of Series B Preferred Stock shall have the right, at any time and from time to time, at such holder's option, to convert its outstanding shares of
Series B Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock. Subject to subparagraph 4(a)(ii) below, the number of shares of Common Stock deliverable upon conversion of one share of Series B Preferred Stock shall be equal to (i) the Accreted Value of such share on the date of conversion, plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period, divided by (ii) the Conversion Price on such date. No notice delivered by the Company pursuant to paragraph 5 will limit in any way any holder's rights to convert pursuant to this paragraph 4(a). In order to exercise the conversion privilege set forth in paragraph 4(a), the holder of the shares of Series B Preferred Stock to be converted shall surrender the certificate representing such shares at the office of the Company, with a written notice of election to convert completed and signed, specifying the number of shares to be converted. Each conversion pursuant to paragraph 4(a) shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and such notice received by the Company as aforesaid, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time on such date. Effective upon such conversion, the shares of Series B Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares surrendered for conversion shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this paragraph 4.

               (ii) In connection with any conversion of shares of Series B Preferred Stock into shares of Common Stock occurring within 30 days of the Company's delivery of a Change of Control Notice pursuant to the provisions of paragraph 4(m), the number of shares of Common Stock deliverable upon conversion of one share of Series B Preferred Stock shall be equal to (x) the Change of Control Amount, divided by (y) the Conversion Price on such date.

          (b) (i) Unless the shares issuable on conversion pursuant to this paragraph 4 are to be issued in the same name as the name in which such shares of Series B Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the holder or the holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

               (ii) As promptly as possible, but in any event within 5 days, after the surrender by the holder of the certificates for shares of Series B Preferred Stock as aforesaid, the Company shall issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this paragraph 4.

               (iii) All shares of Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

          (c) (i) Upon delivery to the Company by a holder of shares of Series B Preferred Stock of a notice of election to convert pursuant to paragraph 4(a) above, the right of the Company to purchase such shares of Series B Preferred Stock shall terminate, regardless of whether a notice has been mailed pursuant to paragraph 5.

               (ii) From the date of delivery by a holder of shares of Series B Preferred Stock of such notice of election to convert, in lieu of dividends on such Series B Preferred Stock pursuant to paragraph 2, such Series B Preferred Stock shall participate equally and ratably with the holders of shares of Common Stock in all dividends paid on the Common Stock.

               (iii) Except as provided herein, the Company shall make no payment or adjustment for accrued dividends on shares of Series B Preferred Stock, whether or not in arrears, on conversion of such shares or for dividends in cash on the shares of Common Stock issued upon such conversion.

          (d) (i) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock as shall be required for the purpose of effecting conversion of the Series B Preferred Stock.

               (ii) Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Series B Preferred Stock, the Company shall comply with all applicable federal and state laws and regulations which require action to be taken by the Company.

          (e) The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversion of the Series B Preferred Stock pursuant hereto; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series B Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

          (f) In connection with the conversion of any shares of Series B Preferred Stock, no fractional shares of Common Stock shall be issued, but in lieu thereof the Company shall pay to the holder thereof the value of such share in cash as determined by reference to the Daily Price as of the date of conversion of such fractional share.

          (g) Conversion Price.

               (i) In order to prevent dilution of the conversion rights granted under this paragraph 4, the Conversion Price shall be subject to adjustment from time to time pursuant to this paragraph (g).

               (ii) Subject to subparagraph (g) (iv) below, if and whenever on or after the original date of issuance of the Series B Preferred Stock the Company issues or sells, or in accordance with paragraph (h) is deemed to have issued or sold, any shares of its Common Stock without consideration or at a price per share less than the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then in each such case, the Conversion Price, upon each such issuance or sale, except as hereinafter provided, shall be lowered so as to be equal to an amount determined by multiplying the Conversion Price in effect immediately prior to such issuance or sale by the following fraction:

                                      P + N
                                    ---------
                                      P + F

          where

          P = the number of shares of Common Stock outstanding immediately prior to such issuance or sale, assuming the exercise or conversion of all outstanding securities exercisable for or convertible into Common Stock at any time on or after the date of such calculation

          N = the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Conversion Price in effect immediately prior to such issuance or sale

          F = the number of additional shares of Common Stock so issued or sold

               (iii) Notwithstanding the foregoing, there shall be no adjustment in the Conversion Price as a result of (A) any issue or sale (or deemed issue or sale) of Options to acquire shares of Common Stock to employees of the Company, or shares of Common Stock issuable pursuant to the exercise of such Options, pursuant to stock option plans approved by the Company's Board of Directors so long as the exercise price of such Options is not less than the Current Market Price Per Common Share on the date such Options are issued as determined by the Company's Board of Directors in its good faith judgment, or any issuance of shares of

Common Stock pursuant to the exercise of Options outstanding as of July 11, 2000; (B) the issuance of up to 3,716,400 shares of Common Stock to the sellers in connection with the closing of the Company's acquisition of R&B Communications, Inc. and the issuance to employees of R&B Communications, Inc. of options to acquire shares of Common Stock (not exceeding 65,000 shares in the aggregate) pursuant to the terms set forth in Exhibit G to the Agreement and Plan of Merger, dated as of June 16, 2000, by and among R&B Communications, Inc., R&B Combination Company and the Company; (C) Common Stock issued pursuant to and in accordance with the terms of the Company's Dividend Reinvestment Plan (so long as such shares are issued at a price which is no less than the Daily Price on the date of issuance) or 1997 Employee Stock Purchase Plan, each as in effect as of July 11, 2000; and (D) the issuance of up to 600,000 shares of Common Stock in connection with the purchase by the Company of minority interests in the Virginia PCS Alliance, the West Virginia PCS Alliance and/or the Virginia RSA 6 Cellular Limited Partnership (assuming that the aggregate purchase price for all such minority interests does not exceed $21 million).

               (iv) Unless the requisite consent of the holders of the Common Stock has been obtained, in no event shall the Conversion Price be adjusted below $35.50 (the "Minimum Conversion Price"). If such consent is obtained, this subparagraph 4(g)(iv) shall be of no further force or effect.

          (h) Effect on Conversion Price of Certain Events. For purposes of determining the adjusted Conversion Price under paragraph (g), the following shall be applicable:

               (i) Issuance of Rights or Options. Except for Options granted in accordance with the provisions of paragraph (g)(iii) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the Company in any manner grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Options for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Conversion Price shall be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

               (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than
(a) the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such
Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Conversion Price shall be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this paragraph (h), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii)  Change in Option  Price or  Conversion  Rate.  Except  for
Options granted in accordance with the provisions of paragraph (g)(iii) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the purchase price provided for in any Options, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided that if such adjustment would result in an increase of the Conversion Price then in effect, such adjustment shall not be effective until 30 days after written notice thereof has been given by the Company to all holders of the Series B Preferred Stock. For purposes of paragraph (h), if the terms of any Option or Convertible Security which was outstanding as of the date of issuance of the Series B Preferred Stock are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Conversion Price hereunder to be increased.

               (iv) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Security without the exercise of any such Option or right, the Conversion Price then in effect hereunder shall be adjusted immediately to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or

Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Conversion Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Series B Preferred Stock. For purposes of paragraph (h), the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of the Series B Preferred Stock shall not cause the Conversion Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date of issuance of the Series B Preferred Stock.

               (v) Calculation of Consideration Received. If any Common Stock, Option or Convertible Security is issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. If any Common Stock, Option or Convertible Security is issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. If any Common Stock, Option or Convertible Security is issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving Company, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Option or Convertible Security, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Company and the holders of a majority of the outstanding Series B Preferred Stock. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Company and the holders of a majority of the outstanding Series B Preferred Stock. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

               (vi) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option shall be deemed to have been issued for a consideration of $.01.

               (vii) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (a) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (b) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or upon the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (i) Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          (j) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, is referred to herein as an "Organic Change". Prior to the consummation of any Organic Change, the Company shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B Preferred Stock then outstanding) to insure that each of the holders of Series B Preferred Stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series B Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series B Preferred Stock immediately prior to such Organic Change. In each such case, the Company shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B Preferred Stock then outstanding) to insure that the provisions of paragraph 4 hereof shall thereafter be applicable to the Series B Preferred Stock (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Conversion Price pursuant to the provisions of this paragraph 4 to give effect to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of Series B Preferred Stock, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series B Preferred Stock then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (k) Certain Events. If any event occurs of the type contemplated by the provisions of paragraph 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series B Preferred Stock; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to paragraph 4 or decrease the number of shares of Conversion Stock issuable upon conversion of each share of Series B Preferred Stock.

          (l) Notices.

               (i) Immediately upon any adjustment of the Conversion Price, the Company shall give written notice thereof to all holders of Series B Preferred Stock, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (ii) The Company shall give written notice to all holders of Series B Preferred Stock at least 20 days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock (other than the Company's ordinary Common Stock dividend), (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (iii) The Company shall also give written notice to the holders of Series B Preferred Stock at least 20 days prior to the date on which any Organic Change shall take place.

          (m) Change of Control Offer.

               (i) Promptly after the occurrence of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall commence (or cause to be commenced) an offer to purchase all outstanding shares of Series B Preferred Stock pursuant to the terms described in paragraph (m)
(iv) (the "Change of Control Offer") at a purchase price equal to the Change of Control Amount on the Change of Control Payment Date, and shall purchase (or cause the purchase of) any shares of Series B Preferred Stock tendered in the Change of Control Offer pursuant to the terms hereof.

               (ii) At the option of each holder of Series B Preferred Stock, the Change of Control Amount payable to such holder shall be payable (i) in cash, (ii) in a number of shares of Common Stock (or the securities of the entity into which the Common Stock became converted or was exchanged in connection with the Change of Control) determined by dividing the portion of the Change of Control Amount that would otherwise be paid in cash (and which the holder has elected to receive in shares) by the Conversion Price in effect as of the date on which the Change of Control occurred (which will determine the number of shares of the Company that the holder would receive, which shall then be used to determine the number of shares of the successor entity, if applicable, that the holder is entitled to receive), or (iii) in a combination of cash and such shares.

               (iii) If a holder elects to receive the Change of Control Amount in cash, prior to the mailing of the notice referred to in paragraph (m)(iv), but in any event within 20 days following the date on which a Change of Control has occurred, the Company shall (A) promptly determine if the purchase of the Series B Preferred Stock for cash would violate or constitute a default under the indebtedness of the Company and (B) either shall repay to the extent necessary all such indebtedness or preferred stock of the Company that would prohibit the repurchase of the Series B Preferred Stock pursuant to a Change of Control Offer or obtain any requisite consents or approvals under instruments governing any indebtedness or preferred stock of the Company to permit the repurchase of the Series B Preferred Stock for cash. The Company shall first comply with this paragraph (m)(iii) before it shall repurchase for cash any Series B Preferred Stock pursuant to this paragraph (m).

               (iv) Within 20 days following the date on which a Change of Control has occurred, the Company shall send, by first-class mail, postage prepaid, a notice (a "Change of Control Notice") to each holder of Series B Preferred Stock. If applicable, such notice shall contain all instructions and materials necessary to enable such holders to tender Series B Preferred Stock pursuant to the Change of Control Offer. Such notice shall state:

                    (A) that a Change of Control has occurred, that a Change of Control Offer is being made pursuant to this paragraph (m) and that all Series B Preferred Stock validly tendered and not withdrawn will be accepted for payment;

                    (B) the purchase price (including the amount of accrued dividends, if any) and the purchase date (which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law) (the "Change of Control Payment Date");

                    (C) that any shares of Series B Preferred Stock not tendered will continue to accrue dividends;

                    (D) that, unless the Company defaults in making payment therefor, any share of Series B Preferred Stock accepted for payment pursuant to the Change of Control Offer shall cease to accrue dividends after the Change of Control Payment Date;

                    (E) that holders electing to have any share of Series B Preferred Stock purchased pursuant to a Change of Control Offer will be required to surrender stock certificates representing such shares of Series B Preferred Stock, properly endorsed for transfer, together with such other customary documents as the Company and the Transfer Agent may reasonably request to the Transfer Agent and registrar for the Series B Preferred Stock at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date;

                    (F) that holders will be entitled to withdraw their election if the Company receives, not later than five business days prior to the Change of Control Payment Date, a telegram, facsimile transmission or letter setting forth the name of the holder, the number of shares of Series B Preferred Stock the holder delivered for purchase and a statement that such holder is withdrawing its election to have such shares of Series B Preferred Stock purchased;

                    (G) that holders who tender only a portion of the shares of Series B Preferred Stock represented by a certificate delivered will, upon purchase of the shares tendered, be issued a new certificate representing the unpurchased shares of Series B Preferred Stock; and

                    (H) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control).

               (v) The Company will comply with any tender offer rules under the Exchange Act which may then be applicable in connection with any offer made by the Company to repurchase the shares of Series B Preferred Stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions hereof, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligation hereunder by virtue thereof.

               (vi) On the Change of Control Payment Date, the Company shall (A) accept for payment the shares of Series B Preferred Stock validly tendered pursuant to the Change of Control Offer, (B) pay to the holders of shares so accepted the purchase price therefor, at the option of each such holder, in cash or Common Stock (or the securities of the entity into which the Common Stock became converted in connection with the Change of Control) as provided in paragraph (ii) above and (C) cancel each surrendered certificate and retire the shares represented thereby. Unless the Company defaults in the payment for the shares of Series B Preferred Stock tendered pursuant to the Change of Control Offer, dividends will cease to accrue with respect to the shares of Series B Preferred Stock tendered and all rights of holders of such tendered shares will terminate, except for the right to receive payment therefor on the Change of Control Payment Date.

               (vii) To accept the Change of Control Offer, the holder of a share of Series B Preferred Stock shall deliver, prior to the close of business on the business day prior to the Change of Control Payment Date, written notice to the Company (or an agent designated by the Company for such purpose) of such holder's acceptance, together with certificates evidencing the shares of Series B Preferred Stock with respect to which the Change of Control Offer is being accepted, duly endorsed for transfer.

          (n) Certain Mergers. In connection with any consolidation with or merger with or into, any person in a transaction where the Common Stock is converted into or exchanged for securities of such person or an affiliate of such person, the Company covenants that as a condition precedent to the consummation of any such consolidation or merger it shall provide the holders of the Series B Preferred Stock with a certificate, in form and substance satisfactory to the holders of a majority of the Series B Senior Preferred Stock signed by a duly authorized officer of the Company indicating that the person issuing such securities will be organized and existing under the laws of a jurisdiction which allows for the issuance of preference stock and that the Series B Preferred Stock shall be converted into or exchanged for and shall become shares of such person having in respect of such person substantially the same powers, preference and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon that the Series B Preferred Stock had immediately prior to such transaction.

          (o) Conversion at the Option of the Company. If on any date after the fifth anniversary of the date of issuance of the Series B Preferred Stock, the Daily Price has been at least $61.50 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, share consolidations or other similar transactions) during any 30 trading days out of any consecutive 45 trading day period, the Company may elect, by written notice delivered to the Transfer Agent (with a copy to each holder of Series B Preferred Stock), no later than five Market Days after such date, to cause all outstanding shares of Series B Preferred Stock to be converted into fully paid and nonassessable shares of Common Stock. Any such conversion shall be deemed to have been effected, without further action by any party, immediately prior to the close of business on the date such notice is received by the Transfer Agent. The number of shares of Common Stock deliverable upon conversion of one share of Series B Preferred Stock shall be equal to (i) the Accreted Value of such share on the date of conversion, plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period, divided by (ii) the Conversion Price on such date.

          (p) Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by an amendment or amendments of the Company's articles of incorporation adopted by the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     5. Put/Conversion.

          (a) At any time on or after (i) the date which is three months after the stated maturity date of the Company's senior notes due 2010 or (ii) January 11, 2011, if the Company has not issued such senior notes, the holders of a majority of the shares of Series B Preferred Stock may, by written notice (the "Put Notice") to the Company, require the Company to purchase all of the outstanding shares of Series B Preferred Stock at a price per share equal to the Accreted Value on the date of purchase, plus all dividends accrued to such date (whether or not earned or declared) since the most recent Dividend Payment Date (the "Put Right"). The Put Notice shall state the date of purchase, which shall be no earlier than 30 days from the date of the Put Notice. The purchase price will be payable in cash.

          (b) Upon receipt of the Put Notice, the Company shall notify, by first class mail, postage prepaid, each holder of record of the shares to be purchased at such holder's address as the same appears on the stock register of the Company; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the purchase of any share of Series B Preferred Stock to be purchased except as to the holder to whom the Company has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the date of purchase;
(ii) the purchase price; (iii) the place or places where certificates for such shares are to be surrendered for payment of the purchase price; and (iv) that dividends on the shares to be purchased will cease to accrue on such date of purchase.

          (c) Notice having been mailed as aforesaid, from and after the purchase date (unless default shall be made by the Company in providing money for the payment of the purchase price), dividends on the shares of Series B Preferred Stock shall cease to accrue, and all rights of the holders thereof as stockholders of the Company (except the right to receive from the

Company the purchase price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so purchased (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such share shall be purchased by the Company at the purchase price aforesaid.

          (d) For the avoidance of doubt, nothing in this paragraph 5 shall restrict the right of the holders of Series B Preferred Stock to convert their shares of Series B Preferred Stock into shares of Common Stock prior to such holders acceptance of the purchase price.

          (e) If a Put Notice has not been delivered to the Company on or before the date which is one year from the applicable date set forth in paragraph 5(a) above, then the Company shall have the right to convert all, but not less than all, of the outstanding shares of Series B Preferred Stock into fully paid and non-assessable shares of Common Stock pursuant to the provisions of paragraph 4.

          (f) The Company shall notify, by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the date of conversion, each holder of record of the shares to converted at such holder's address as the same appears on the stock register of the Company; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the conversion of any share of Series B Preferred Stock to be converted except as to the holder to whom the Company has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the conversion date; (ii) the number of shares of Common Stock and the cash, if any, into which each share of Series B Preferred Stock will convert; (iii) the place or places where certificates for shares of Series B Preferred Stock are to be surrendered for conversion; and (iv) that dividends on the shares to be converted will cease to accrue on such conversion date.

     6. Voting Rights.

          (a) Except as otherwise provided in paragraph 6(b) or as required by law, each holder of Series B Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the number of shares of Common Stock into which such holder's shares of Series B Preferred Stock could be converted, pursuant to the provisions of paragraph 4 hereof, on the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, on the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise expressly provided herein or as required by law, the holders of shares of Series B Preferred Stock and Common Stock shall vote together as a single class on all matters.

          (b) For so long as at least 45,000 shares of Series B Preferred Stock remain outstanding, in the election of directors of the Company, the holders of the Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes of the Company's capital stock and with each Share of Series B Preferred Stock entitled to one vote, shall be entitled to elect two (2) directors to serve on the Company's Board of Directors until such directors' successors are duly elected by the holders of the Series B Preferred Stock or such directors are removed from office by the holders of the Series B Preferred Stock. If at any time there are less than 45,000 shares of Series B Preferred Stock outstanding, but for so long as at least 11,250 shares of Series B Preferred Stock remain outstanding, in the election of directors of the Company, the holders of the Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes of the Company's capital stock and with each Share of Series B Preferred Stock entitled to one vote, shall be entitled to elect one (1) director to serve on the Company's Board of Directors until such director's successor is duly elected by the holders of the Series B Preferred Stock or such director is removed from office by the holders of the Series B Preferred Stock. If the holders of the Series B Preferred Stock for any reason fail to elect anyone to fill any such directorship, such position shall remain vacant until such time as the holders of the Series B Preferred Stock elect a director to fill such position and shall not be filled by resolution or vote of the Company's Board of Directors or the Company's other stockholders. For so long as the holders of Series B Preferred Stock are entitled to elect at least one director, the Company's Board of Directors shall consist of not more than eleven (11) directors without the prior written approval of the holders of a majority of the shares of the Series B Preferred Stock. For so long as the holders of Series B Preferred Stock are entitled to elect at least one director, at least one director so elected who shall be specified by the holders of a majority of the shares of Series B Preferred Stock and who may specify a different director for each such committee shall be appointed to each committee of the Company's Board of Directors.

          (c) In addition, so long as any of the Series B Preferred Stock is outstanding, the affirmative vote of the holders of (x) all of the outstanding shares of Series B Preferred Stock shall be necessary to alter or change the preferences, rights or powers of the Series B Preferred Stock and (y) a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class, shall be necessary to: (i) increase or decrease the authorized number of shares of Series B Preferred Stock, (ii) amend, alter, repeal or waive any provision of the Restated Articles of Incorporation (including any articles of amendment and whether by amendment, merger or otherwise) or the By-laws so as to adversely affect the preferences, rights or powers of the Series B Preferred Stock, including, without limitation, the voting powers, dividend rights and liquidation preference of the Series B Preferred Stock, or change the Series B Preferred Stock into any other securities (other than as required by paragraph 4(j)), cash or other property, (iii) issue any additional Series B Preferred Stock or create, authorize or issue any capital stock that ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise) to or pari passu with the Series B Preferred Stock, (iv) redeem or repurchase for cash any Junior Securities, or (v) authorize the issuance of any Common Stock or Convertible Securities at a price that would cause the Conversion Price to be adjusted below the Minimum Conversion Price, provided that the approval required by this clause (v) shall no longer be required at any time following the approval by the requisite holders of the Common Stock of the removal of the Minimum Conversion Price limitation and authorizing the Series B Preferred Stock to be converted into Common Stock at any price determined by application of the anti-dilution protection set forth in paragraph 4 above without regard to the Minimum Conversion Price.

     7. Miscellaneous. If any holder of Series B Preferred Stock elects to receive the Change of Control Amount in shares of Common Stock in connection with a Change of Control Offer pursuant to paragraph 4(m), the Company shall comply with all statutes, rules and regulations applicable thereto at that time, including any and all regulations of the principal trading market on which the Common Stock is then trading, including, if necessary, any shareholder approval requirement under NASD Rule 4460(i), as it may be amended from time to time.

     8. Definitions. The following terms, as used herein, shall have the following meanings:

     "Accreted Value" equals, with respect to one share of Series B Preferred Stock, $1,000, adjusted for the amount of any dividends added to (or subtracted from) the Accreted Value in accordance with paragraph 2(b) (which aggregate amount shall be subject to adjustment whenever there shall occur a stock split, combination, re-classification or other similar event involving the Series B Preferred Stock).

     "Applicable Percentage" is defined in paragraph 2(c) hereof.

     "Change of Control" means: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the consummation of any transaction (including any merger or consolidation) the result of which is that any "person" (as defined above), becomes the beneficial owner (as determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the Voting Securities of the Company, or (iii) the first day on which a majority of the members of the board of directors are not Continuing Directors.

     "Change of Control Amount" means, with respect to one share of Series B Preferred Stock, 101% of the Accreted Value per share plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period; provided, however, that if the Change of Control occurs prior to the fifth anniversary of the date of issue of any share of Series B Preferred Stock, the Accreted Value shall be calculated assuming the Change of Control had occurred on the fifth anniversary of the date of issue of such share of Series B Preferred Stock (and assuming that no cash dividends had been paid on such share from the actual date of the Change of Control through the fifth anniversary of the date of issue).

     "Continuing Directors" means individuals who constituted the Board of Directors of the Company on July 11, 2000 (the "Incumbent Directors"); provided that any individual becoming a director during any year shall be considered to be an Incumbent Director if such individual's election, appointment or nomination was recommended or approved by at least two-thirds of the other Incumbent Directors continuing in office following such election, appointment or nomination present, in person or by telephone, at any meeting of the Board of Directors of the Company, after the giving of a sufficient notice to each Incumbent Director so as to provide a reasonable opportunity for such Incumbent Directors to be present at such meeting.

     "Conversion Price" means $41.00, subject to adjustment from time to time as provided in paragraph 4.

     "Conversion Stock" means shares of the Company's Common Stock, no par value per share; provided that if there is a change such that the securities issuable upon conversion of the Series B Preferred Stock are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Series B Preferred Stock if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

     "Convertible   Securities"  means  any  stock  or  securities  directly  or indirectly convertible into or exchangeable for Common Stock.

     "Current Market Price Per Common Share" means, as of any date, the average (weighted by daily trading volume) of the Daily Prices per share of Common Stock for the 30 consecutive trading days immediately prior to such date.

     "Daily Price" means, as of any date, (i) if the shares of such class of Common Stock then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such date as reported on the NYSE Composite Transactions Tape; (ii) if the shares of such class of Common Stock then are not listed and traded on the NYSE, the closing price on such date as reported by the principal national securities exchange on which the shares are listed and traded; (iii) if the shares of such class of Common Stock then are not listed and traded on any such securities exchange, the last reported sale price on such date on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); or (iv) if the shares of such class of Common Stock then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such date as reported by NASDAQ.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Liquidation Value" on any date means, with respect to one share of Series B Preferred Stock, the greater of (i) the Accreted Value on such date, plus all dividends (whether or not earned or declared) accrued since the end of the previous Dividend Period and (ii) the amount that would have been payable on a number of shares of Common Stock equal to the number of shares of Common Stock into which a share of Series B Preferred Stock was convertible immediately prior to such date (disregarding any Minimum Conversion Price then in effect).

     "Market Day" means a day on which the principal national securities market or exchange on which the Common Stock is listed or admitted for trading is open for the transaction of business.

     "Market Price" of any security means the average of the closing prices of such security's sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the holders of a majority of the Series B Preferred Stock. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Company and the holders of a majority of the Series B Preferred Stock. The determination of such appraiser shall be final and binding upon the parties, and the Company shall pay the fees and expenses of such appraiser.

     "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

     "Person" as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Transfer Agent" means the transfer agent for the Series B Preferred Stock appointed by the Company.

     "Voting Securities" means securities of the Company ordinarily having the power to vote for the election of directors of the Company; provided that when the term "Voting Securities" is used with respect to any other Person it means the capital stock or other equity interests of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

                                                                       EXHIBIT D

                                WARRANT AGREEMENT

                           CFW COMMUNICATIONS COMPANY

                            DATED AS OF JULY 11, 2000

                                Table of Contents
                                -----------------

Section                                                                     Page
-------                                                                     ----

1.   Issue of Warrant to Purchasers; Form of Warrants..........................1
2.   Registration..............................................................1
3.   Transfer of Warrants......................................................2
4.   Term; Exercise............................................................2
5.   Surrender of Warrant Certificates.........................................3
6.   Mutilated or Missing Warrant Certificate..................................3
7.   Reservation of Common Stock, etc..........................................3
8.   Anti-dilution Adjustments.................................................3
9.   Effect on Exercise Price of Certain Events................................5
     (a)       Issuance of Rights or Options...................................5
     (b)       Issuance of Convertible Securities..............................5
     (c)       Change in Option Price or Conversion Rate.......................6
     (d)       Treatment of Expired Options and Unexercised Convertible
               Securities......................................................6
     (e)       Calculation of Consideration Received...........................6
     (f)       Integrated Transactions.........................................7
     (g)       Record Date ....................................................7
     (h)       Subdivision or Combination of Common Stock......................7
     (i)       Reorganization, Reclassification, Consolidation, Merger
               or Sale.........................................................7
     (j)       Certain Events..................................................8
     (k)       Notices ........................................................8
10.  Certain Events............................................................9
11.  Absence of Registration...................................................9
12.  Information Covenants....................................................10
     12.1.     Notice of Stockholder Meetings.................................10
     12.2.     Notice of Distributions .......................................10
     12.3.     Financial Statements, etc......................................10
     12.4.     Proper Books and Records; Inspection...........................11
13.  Certain Definitions......................................................11
14.  Notices..................................................................12
15.  Warrant Obligations Independent of Debt Obligations......................12
16.  Fractional Interests.....................................................13
17.  Binding Effect; Survival.................................................13
18.  Counterparts.............................................................13
19.  Governing Law............................................................13

EXHIBITS

A        -        Warrant Certificate

                                WARRANT AGREEMENT

     WARRANT AGREEMENT dated as of July 11, 2000 between CFW Communications Company, a Virginia corporation (the "Company"), and the purchasers set forth on
Schedule I attached hereto (each individually a "Purchaser" and collectively the "Purchasers"). The Purchasers, so long as they are holders of any warrants hereunder, together with any permitted transferees or assignees who are registered holders of any warrant issued hereunder or a like warrant or warrants issued upon the transfer of such warrant (each individually a "Warrant" and collectively the "Warrants"), are referred to collectively as the "Holders" and individually as a "Holder."

     WHEREAS, pursuant to the terms of a Securities Purchase Agreement dated as of July 11, 2000 among the Company and the Purchasers (the "Purchase Agreement"), the Company has agreed to issue to each Purchaser a Warrant as hereinafter described to purchase shares of the Company's Common Stock, no par value per share (together with any other or additional classes of the Company's capital stock for which the Warrants may become exercisable in accordance with
Section 9 of this Agreement, the "Common Stock"), upon the terms and subject to the conditions set forth in the Purchase Agreement; and

     WHEREAS, the Company wishes to set forth, among other things, the provisions of such Warrants and the terms and conditions on which such Warrants may be issued, exchanged, exercised and replaced;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

     1. Issue of Warrant to Purchasers; Form of Warrants. The Company shall on the date hereof issue and deliver to the Purchasers for the consideration specified in the Purchase Agreement, Warrants to purchase an aggregate of Five Hundred Thousand (500,000) shares of Common Stock, subject to adjustment pursuant to Section 8 hereof. Each Purchaser shall receive a Warrant to purchase that number of shares of Common Stock set forth opposite such Purchaser's name on Schedule I attached hereto. Each Warrant, and any additional Warrants which may be issued upon partial exercise, replacement or transfer of such Warrant or Warrants, shall be evidenced by, and subject to the terms of, a Warrant Certificate (including the Forms of Election to Purchase and Assignment attached thereto, a "Warrant Certificate") in the form of Exhibit A attached hereto, in each case executed on behalf of the Company by the manual or facsimile signature of the President or Vice President of the Company, under its corporate seal affixed or in facsimile, and attested by the Secretary or an Assistant Secretary of the Company. A Warrant Certificate evidencing the original Warrant issued to each Purchaser shall be executed and delivered to such Purchaser simultaneously with the issuance of the Company's Senior Cumulative Convertible Preferred
Stock, Series B, to such Purchaser pursuant to the Purchase Agreement. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrants and the issuance of Common Stock upon the exercise of Warrants.

     2. Registration. All Warrant Certificates shall be numbered and shall be registered in a warrant register (the "Warrant Register") as they are issued. Subject to its compliance with the foregoing, the Company shall be entitled to treat the registered Holder of any Warrant on the

Warrant Register as the owner in fact of such Warrant for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person or entity, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith.

     3. Transfer of Warrants. Any Warrant may be transferred or endorsed to another party in whole or in part by giving written notice thereof to the Company at its principal office. If a new Warrant Certificate is requested in connection with such transfer, the Warrant Certificate being transferred shall be surrendered for cancellation, endorsed or accompanied by a written instrument of transfer, in form satisfactory to the Company, duly executed by the Holder thereof in person or by a duly authorized representative, agent or attorney-in-fact appointed in writing. Upon receipt thereof, the Company shall issue and deliver, in the name of the transferee, a new Warrant Certificate containing the same terms as the surrendered Warrant Certificate. In the case of the transfer of fewer than all of the rights evidenced by the surrendered Warrant Certificate, the Company shall issue a new Warrant Certificate to the Holder thereof for the remaining number of shares specified in the Warrant Certificate so surrendered.

     4. Term; Exercise. A Warrant entitles the Holder thereof to purchase the number of shares of Common Stock specified in the Warrant Certificate held by such Holder at a purchase price of Fifty Dollars ($50.00) per share (the "Exercise Price") at any time on or after the date hereof and on or before 5:00 p.m. Eastern Time on the tenth anniversary of the date hereof (such date, the "Expiration Date"). The Exercise Price and the number of shares issuable upon exercise of any Warrant are subject to adjustment upon the occurrence of certain events, pursuant to the provisions of Section 8 of this Agreement. Subject to the provisions of this Agreement, the Holder of a Warrant shall have the right, which may be exercised in whole or in part, to purchase from the Company, and the Company shall issue and sell to such Holder, the number of fully paid and non-assessable shares of Common Stock (together with any other shares of the Company's Common Stock issuable upon exercise of Warrants, the "Shares") specified in the Warrant Certificate held by such Holder. Such right shall be exercised by surrender to the Company, or its duly authorized agent, of such Warrant Certificate, with the Form of Election to Purchase attached thereto duly completed and signed, and upon payment to the Company of the Exercise Price, as adjusted in accordance with the provisions of Section 8, for the number of Shares in respect of which the Warrant is then exercised. Payment of such Exercise Price may be made (i) in cash, (ii) by certified check or bank draft payable to the order of the Company, (iii) by wire transfer of immediately available funds or (iv) by surrender of shares of Common Stock or by foregoing the issuance of Shares pursuant to this Warrant, in either case, that have a value as determined by reference to the Daily Price on the date of exercise equal to the aggregate Exercise Price for the Shares for which the Warrant is being exercised. Upon such surrender of the Warrant Certificate and payment of the Exercise Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder of such Warrant, in such name or names as such Holder may designate, a certificate or certificates for the number of full Shares so purchased, together with cash, as provided in Section 16 of this Agreement, in respect of any fraction of a Share otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person or entity so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the surrender of the Warrant Certificate and payment of the Exercise Price as aforesaid. A Warrant shall be exercisable, at the election of the Holder thereof, either for all or for part only of the Shares specified in the Warrant Certificate and if any Warrant is exercised in part prior to the Expiration Date, the Company shall issue a new Warrant Certificate for the remaining number of Shares specified in the Warrant Certificate so surrendered. The Company covenants that if any Shares issuable upon the exercise of Warrants require (under any federal or state law or applicable governing rule or regulation of any national securities exchange) registration with or approval of any governmental authority before such Shares may be issued upon exercise, the Company, upon receipt from any Purchaser of notice of intent to exercise, will in good faith and as expeditiously as possible endeavor to cause such Shares to be duly registered, approved or listed on the relevant national securities exchange, as the case may be.

     5. Surrender of Warrant Certificates. Any surrender of a Warrant Certificate for transfer pursuant to Section 3 above or upon exercise pursuant to Section 4 above shall be made (a) to the Company at its principal office or
(b) to the Company at such other place or to such agent of the Company as the Company shall hereafter notify the Holders.

     6. Mutilated or Missing Warrant Certificate. If a Warrant Certificate is mutilated, lost, stolen or destroyed, the Company shall issue and deliver (a) in exchange and substitution for and upon cancellation of any mutilated Warrant Certificate or (b) in lieu of and in substitution for any Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor representing an equivalent right or interest.

     7. Reservation of Common Stock, etc. The Company shall reserve for so long as any Warrant remains outstanding a number of authorized and unissued Shares sufficient to provide for the exercise of all such Warrants, and the transfer agent for the Common Stock, which may be the Company (the "Transfer Agent"), is hereby irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued Shares as necessary for such purpose. The Company shall keep copies of this Agreement on file with the Transfer Agent and shall supply the Transfer Agent with duly executed stock certificates for such purpose and will itself provide or otherwise make available any cash payable as provided in Section 16 of this Agreement. All Warrant Certificates surrendered upon the exercise of Warrants shall be cancelled. The Company shall furnish to the Transfer Agent a copy of all notices of adjustment, and certificates related thereto, required to be transmitted to each Holder pursuant to Section 9(k) hereof.

     8. Anti-dilution Adjustments.

          (a) In order to prevent dilution of the exercise rights granted hereunder, the Exercise Price and the number of shares purchasable upon exercise of the Warrants shall be subject to adjustment from time to time pursuant to this Section 8.

          (b) Subject to subparagraph 8(d) below, if and whenever on or after the date hereof the Company issues or sells, or in accordance with Section 9 is deemed to have issued or sold, any shares of its Common Stock without consideration or at a price per share less than the Exercise Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then in each such case, the Exercise Price, upon each such issuance or sale, except as hereinafter provided, shall be lowered so as to be equal to an amount determined by multiplying the Exercise Price in effect immediately prior to such issuance or sale by the following fraction:

                                      P + N
                                    ---------
                                      P + F

          where:

          P = the number of shares of Common Stock outstanding immediately prior to such issuance or sale, assuming the exercise or conversion of all outstanding securities exercisable for or convertible into Common Stock at any time on or after the date of such calculation

          N = the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Exercise Price in effect immediately prior to such issuance or sale

          F = the number of additional shares of Common Stock so issued or sold

     (c) Notwithstanding the foregoing, there shall be no adjustment in the Exercise Price as a result of (i) any issue or sale (or deemed issue or sale) of Options to acquire shares of Common Stock to employees of the Company, or shares of Common Stock issuable pursuant to the exercise of such Options, pursuant to stock option plans approved by the Company's Board of Directors so long as the exercise price of such Options is not less than the Daily Price on the date such Options are issued as determined by the Company's Board of Directors in its good faith judgment, or any issuance of shares of Common Stock pursuant to the exercise of Options outstanding as of July 11, 2000; (ii) the issuance of up to 3,716,400 shares of Common Stock to the sellers in connection with the closing of the Company's acquisition of R&B Communications, Inc. and the issuance to employees of R&B Communications, Inc. of options to acquire shares of Common Stock (not exceeding 65,000 shares in the aggregate) pursuant to the terms set forth in Exhibit G to the Agreement and Plan of Merger, dated as of June 16, 2000, by and among R&B Communications, Inc., R&B Combination Company and the Company; (iii) Common Stock issued pursuant to and in accordance with the terms of the Company's Dividend Reinvestment Plan (so long as such shares are issued at a price which is no less than the Daily Price on the date of issuance) or 1997 Employee Stock Purchase Plan, each as in effect as of July 11, 2000; and
(iv) the issuance of up to 600,000 shares of Common Stock in connection with the purchase by the Company of minority interests in the Virginia PCS Alliance, the West Virginia PCS Alliance and/or the Virginia RSA 6 Cellular Limited Partnership (assuming that the aggregate purchase price for all such minority interests does not exceed $21 million).

     (d) Unless the requisite approval of the holders of the Common Stock has been obtained, in no event shall the Exercise Price be adjusted below $35.50 (the "Minimum Exercise Price"). If the holders of the Common Stock so approve, this subsection (d) shall be of no further force or effect and the Minimum Exercise Price shall no longer apply.

     9. Effect on Exercise Price of Certain Events. For purposes of determining the adjusted Exercise Price under Section 8, the following shall be applicable:

          (a) Issuance of Rights or Options. Except for Options granted in accordance with the provisions of Section 8(c) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the Company in any manner grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Exercise Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Options for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Exercise Price shall be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

          (b) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than (a) the Exercise Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Exercise Price shall be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Exercise Price had been or are to be made pursuant to other provisions of this Section 9, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

          (c) Change in Option Price or Conversion Rate. Except for Options granted in accordance with the provisions of Section 8(c) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the purchase price provided for in any Options, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Exercise Price in effect at the time of such change shall be immediately adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided that if such adjustment would result in an increase of the Exercise Price then in effect, such adjustment shall not be effective until 30 days after written notice thereof has been given by the Company to all holders of the Warrants. For purposes of Section 9, if the terms of any Option or Convertible Security which was outstanding as of the date hereof are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Exercise Price hereunder to be increased.

          (d) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Security without the exercise of any such Option or right, the Exercise Price then in effect hereunder shall be adjusted immediately to the Exercise Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Exercise Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Warrants. For purposes of Section 9, the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of the Warrants shall not cause the Exercise Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date.

          (e) Calculation of Consideration Received. If any Common Stock, Option or Convertible Security is issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. If any Common Stock, Option or Convertible Security is issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. If any Common Stock, Option or Convertible Security is issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving Company, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Option or Convertible Security, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Company and the holders of a majority of the Shares. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Company and the holders of a majority of the outstanding Shares. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

          (f) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option shall be deemed to have been issued for a consideration of $.01.

          (g) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (a) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (b) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or upon the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (h) Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

          (i) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, is referred to herein as an "Organic Change". Prior to the consummation of any Organic Change, the Company shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Shares) to insure that each of the holders of Warrants shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Shares immediately theretofore acquirable and receivable upon the exercise of such holder's Warrants, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had exercised its Warrants immediately prior to such Organic Change. In each such case, the Company shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Shares then outstanding) to insure that the provisions of Sections 8 and 9 hereof shall thereafter be applicable to the Warrants (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Exercise Price pursuant to the provisions of this Section 9 to give effect to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of Shares acquirable and receivable upon exercise of Warrants, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Shares then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (j) Certain Events. If any event occurs of the type contemplated by the provisions of Sections 8 and 9 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate adjustment in the Exercise Price so as to protect the rights of the holders of Warrants; provided that no such adjustment shall increase the Exercise Price as otherwise determined pursuant to Sections 8 and 9 or decrease the number of Shares issuable upon exercise of each Warrant.

          (k) Notices.

               (i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to all holders of Warrants, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (ii) The Company shall give written notice to all holders of Warrants at least 20 days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock (other than the Company's ordinary Common Stock dividend), (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (iii) The Company shall also give written notice to the holders of Warrants at least 20 days prior to the date on which any Organic Change shall take place.

     10. Certain Events. If any of the following occurs on or before the Expiration Date:

          (a) a consolidation or merger of the Company with or into another entity (other than any merger as to which the Company is the surviving corporation and there is no change in the Common Stock in connection therewith),

          (b) a liquidating dividend with respect to the Common Stock, or

          (c) a tender offer or exchange offer with respect to the Common Stock (other than a tender offer opposed by the Company's board of directors),

(each, an "Event"), then, in connection with any such Event, each Holder of a Warrant shall have the right, in lieu of exercising such Warrant in advance of such Event and receiving the consideration which a Holder of the Shares issuable upon exercise of such Warrant would receive in connection with such consolidation or merger, liquidating dividend or tender offer (the "Event Consideration"), upon surrender of the Warrant Certificate evidencing such Warrant to the Company or its duly authorized agent or to the depositary or exchange agent, as the case may be, to receive the Event Consideration with respect to the Shares for which such Warrant is exercisable reduced by the Exercise Price. Such reduction in the Event Consideration shall first be applied to any cash included in the Event Consideration and, to the extent that such cash is less than the Exercise Price, the amount of the securities or other property to be received by such Holder shall be reduced by an amount that, together with any such cash, is (in the reasonable judgment of the Company's board of directors) equal to the Exercise Price. The Company hereby covenants

          (A) to give notice of any Event specified in (a) or (b) above to each Holder of Warrants at least twenty (20) days in advance of the record date for determining stockholders' rights with respect to such Event, and

          (B) that any agreements, resolutions, offers or other documents with respect to any Event shall contain terms consistent with the provisions of this Section 10 and, in the case of any Event specified in (c) above, shall be forwarded to each Holder of Warrants.

The provisions of this Section 10 shall also apply to successive Events.

     11. Absence of Registration. By acceptance of a Warrant Certificate evidencing the Warrant, each Holder represents and agrees that such Holder is acquiring the Warrant, and that upon exercise thereof it will acquire the Shares, with its own funds for its own account for investment, and not with a view to any sale, distribution or transfer thereof in violation of the Securities Act of 1933 (the "Securities Act").

     Each Holder acknowledges that such Holder has been informed by the Company or by the previous Holder of the Warrant that the Warrant may not, under the Securities Act and applicable regulations thereunder, be re-sold, transferred or otherwise disposed of without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, if sold pursuant to an applicable exemption and if requested by the Company, an opinion of counsel that registration under the Securities Act is not required.

     Warrant Certificates shall bear the following legend:

     THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). IT MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

     12. Information Covenants.

          12.1 Notice of Stockholder Meetings. Nothing contained in this Agreement shall be construed as conferring upon any Holder the right to vote or to consent to or receive notice as a stockholder in respect of the meetings of stockholders or the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company; provided, however, that if a meeting of the stockholders of the Company is called or if consents of the Company's stockholders are solicited to consider and take action on a proposal for (i) the declaration of a dividend with respect to Shares, other than in cash, (ii) the redemption or repurchase of any Shares, other than pursuant to repurchase agreements with employees, (iii) the voluntary dissolution of the Company or (iv) any consolidation, merger or sale of all or substantially all of its property, assets, business and good will as an entirety, then the Company shall cause a notice thereof to be sent by first class mail, postage prepaid, at least twenty (20) business days prior to the record date for determining stockholders entitled to vote at such meeting or to take action with respect to such consent, to each Holder of Warrants at such Holder's address appearing on the Warrant Register; but failure to mail or to receive such notice or any defect therein or in the mailing thereof shall not affect the validity of any action taken at such meeting or by such consent.

          12.2 Notice of Distributions. If the Company determines to make any distribution on its Common Stock, then the Company shall deliver a notice of its intention to make such distribution by first class mail, postage prepaid, at least twenty (20) business days prior to the record date for such distribution to each registered Holder of Warrants at such Holder's address appearing on the Warrant Register, but failure to mail or to receive such notice or any defect therein or in the mailing thereof shall not affect the validity of any action taken in connection with such distribution.

          12.3 Financial Statements, etc. Notwithstanding Section 12.1 above, the Company shall promptly deliver to each Holder copies of all regular and periodic financial information, proxy materials and other information and reports, if any, which the Company or any of its subsidiaries shall file with the Securities and Exchange Commission. In addition, the Company shall deliver to each Holder all financial statements and other reports required to be delivered to holders of Senior Cumulative Preferred Stock, Series B, pursuant to the Purchase Agreement.

          12.4 Proper Books and Records; Inspection. The Company covenants that it will keep proper books and records in which full, true and correct entries in conformity with generally accepted accounting principles shall be made of all dealings and transactions in relation to its business and activities. The Company further covenants that it will permit, and will cause each of its subsidiaries to permit, any person designated in writing by any Holder to visit and inspect any of its properties, to examine its corporate, financial and operating records and to make copies thereof or extracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, employees and independent accountants, all at such times, upon reasonable notice, as may reasonably be desired.

     13. Certain Definitions. The following terms, as used herein, shall have the following meanings:

     "Convertible   Securities"  means  any  stock  or  securities  directly  or indirectly convertible into or exchangeable for Common Stock.

     "Daily Price" means, as of any date, (i) if the shares of such class of Common Stock then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such date as reported on the NYSE Composite Transactions Tape; (ii) if the shares of such class of Common Stock then are not listed and traded on the NYSE, the closing price on such date as reported by the principal national securities exchange on which the shares are listed and traded; (iii) if the shares of such class of Common Stock then are not listed and traded on any such securities exchange, the last reported sale price on such date on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); or (iv) if the shares of such class of Common Stock then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such date as reported by NASDAQ.

     "Market Price" of any security means the average of the closing prices of such security's sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the holders of a majority of the Shares. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Company and the holders of a majority of the Shares. The determination of such appraiser shall be final and binding upon the parties, and the Company shall pay the fees and expenses of such appraiser.

     "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

     "Person" as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

     14. Notices. Any notice pursuant to this Agreement to be given or made by any Holder to or on the Company shall be made by hand delivery, prepaid first-class mail (registered or certified, return receipt requested), telegraph, facsimile transmission (receipt confirmed), or overnight air courier guaranteeing next day delivery, addressed to the Company at:

          CFW Communications Company
          401 Spring Lane
          Suite 300
          Waynesboro, VA  22980
          Attn:  Chief Executive Officer
          Facsimile: (540) 946-3595

          with a copy to:

          Hunton & Williams
          Bank of America Plaza
          Suite 4100
          600 Peachtree Street, NE
          Atlanta, GA 30308-2216
          Attn: David M. Carter, Esq.
          Facsimile: (404) 888-4190

     Any notice or demand authorized by this Agreement to be given or made by the Company to any Holder shall be sufficiently given or made (except as otherwise provided in this Agreement) if sent as provided above, addressed to such Holder's address appearing on the Warrant Register, with a copy, in the case of a Purchaser, to:

          Kirkland & Ellis
          153 East 53rd Street
          New York, NY 10022
          Attn:  Michael Movsovich, Esq.
          Facsimile:  (212) 446-4900

     15. Warrant Obligations Independent of Debt Obligations. Pursuant to the Purchase Agreement, the Company has issued shares of its Senior Cumulative Convertible Preferred Stock, Series B, to the Purchasers. The obligations of the Company or its affiliates with respect to the Warrants, including, without limitation, the obligations set forth in this Agreement, are independent of any obligations of the Company under the Purchase Agreement, and such obligations with respect to the Warrants shall remain valid and binding notwithstanding the performance of, or any breach by the Company or its affiliates with respect to, their obligations under the Purchase Agreement.

     16. Fractional Interests. The Company shall not be required to issue fractions of Shares on the exercise of Warrants. If the Company elects not to issue fractions of Shares, then with respect to any fraction of a Share that would otherwise have been issuable on the exercise of a Warrant, the Company shall purchase such fraction for an amount in cash equal to the fraction of the then current Daily Price attributable to such fractional share.

     17. Binding Effect; Survival. This Agreement shall survive the exercise of the Warrants and shall be binding upon the Company and its successors and assigns and shall be binding upon and inure to the benefit of the Holders of the Warrants and each holder of Shares issued upon exercise of the Warrants.

     18. Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but such counterparts together shall constitute but one and the same instrument.

     19. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

                                    * * * * *

     IN WITNESS WHEREOF, each of the parties hereto has caused this Warrant Agreement to be duly executed as a sealed instrument as of the day, month and year first above written.

                                        THE COMPANY:

                                        CFW COMMUNICATIONS COMPANY



                                        By:
                                             ___________________________________
                                        Name:
                                        Title:

                                        PURCHASERS:

                                        WELSH, CARSON, ANDERSON &
                                        STOWE VIII, L.P.

                                        By:  WCAS VIII Associates, LLC,
                                             as General Partner


                                        By:
                                             ___________________________________
                                        Name:
                                        Title: Managing Member

                                        By:
                                             ___________________________________

                                             Name: Jonathan M. Rather
                                             as Attorney-in-fact for the
                                             individual investors listed below:

                                             Patrick J. Welsh
                                             Russell L. Carson
                                             Bruce K. Anderson
                                             Andrew M. Paul
                                             Thomas E. McInerney
                                             Robert A. Minicucci
                                             Lawrence B. Sorrel
                                             Anthony J. de Nicola
                                             Paul B. Queally
                                             Rudolph E. Rupert
                                             Jonathan M. Rather
                                             D. Scott Mackesy
                                             Sanjay Swani
                                             John D. Clark
                                             Sean M. Traynor
                                             John Almeida
                                             Eric J Lee

                                        Address for notices:
                                        ------------------------

                                             c/o Welsh, Carson, Anderson & Stowe
                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                        MORGAN STANLEY DEAN WITTER EQUITY
                                        FUNDING, INC.



                                        By:
                                             ___________________________________
                                        Name:
                                        Title: Managing Member

                                    EXHIBIT A

                               WARRANT CERTIFICATE

     THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). IT MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

     THE TRANSFER OR EXCHANGE OF THIS WARRANT MUST BE REGISTERED IN ACCORDANCE WITH THE WARRANT AGREEMENT REFERRED TO HEREIN.

NO.  W-___                                                         JULY 11, 2000

                        VOID AFTER 5:00 P.M. EASTERN TIME
                              TIME ON JULY 11, 2010

                           CFW COMMUNICATIONS COMPANY
                               WARRANT CERTIFICATE

     THIS CERTIFIES THAT for value received, _________________, or its registered assigns, is the owner of a Warrant which entitles it to purchase at any time on or after July 11, 2000, and on or before 5:00 p.m. Eastern Time on the tenth anniversary of the date hereof or on such later date, if any, as provided in the Warrant Agreement (as hereinafter defined) (the "Expiration Date"), ___________ fully paid and nonassessable Shares of the Common Stock, no par value (the "Common Stock") of the Company, at the purchase price of $50.00 per share (the "Exercise Price") upon presentation and surrender of this Warrant Certificate with the Form of Election to Purchase attached hereto duly executed. The Expiration Date is subject to extension as provided in said Warrant Agreement. The number of Shares which may be purchased upon exercise of the Warrant evidenced by this Warrant Certificate is the number as of the date of the original issue of such Warrant, based on the Shares of Common Stock of the Company as constituted at such date. As provided in the Warrant Agreement, the number and kind of Shares which may be purchased upon the exercise of the Warrant evidenced by this Warrant Certificate, and the Exercise Price at which such shares are purchasable, are, upon the happening of certain events, subject to modification and adjustment.

     This Warrant Certificate and the Warrant it represents are subject to, and entitled to the benefits of, all of the terms, provisions and conditions of a certain Warrant Agreement dated as of July 11, 2000 (the "Warrant Agreement") between the Company and the original holder hereof, which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitation of rights, obligations, duties and immunities hereunder of the Company and the holder of this Warrant Certificate. Copies of the Warrant Agreement are on file at the principal office of the Company.

     Subject to the terms of the Warrant Agreement, this Warrant Certificate, upon surrender at the principal office of the Company, may be exchanged for another Warrant Certificate or Warrant Certificates of like tenor and date evidencing a Warrant or Warrants entitling the holder to purchase a like aggregate number of Shares of Common Stock as the Warrant evidenced by the Warrant Certificate surrendered entitled such holder to purchase.

     No fractional Shares of Common Stock need be issued upon the exercise of any Warrant evidenced hereby, but in lieu thereof a cash payment may be made, as provided in the Warrant Agreement.

     No holder of this Warrant Certificate shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, to give or withhold consent to any corporate action (whether upon any recapitalization, issue of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise), to receive notice of meetings (except as provided in the Warrant Agreement), or to receive dividends or subscription rights or otherwise, until the Warrant evidenced by this Warrant Certificate shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become deliverable as provided in the Warrant Agreement.

     If this Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company's Common Stock are closed for any purpose, the Company shall not be required to make delivery of certificates for Shares purchasable upon such exercise until the date of the reopening of said transfer books.

     IN WITNESS WHEREOF, the Company has caused the signature (or facsimile signature) of its President and Secretary to be printed herein and its corporate seal (or facsimile) to be printed herein.


Attest:                                 CFW COMMUNICATIONS COMPANY


By:_____________________________        By:_____________________________

   Secretary                               James Quarforth
                                           Chief Executive Officer

                          FORM OF ELECTION TO PURCHASE

     To be executed if the Holder desires to exercise the Warrant.

TO CFW COMMUNICATIONS COMPANY:

     The undersigned hereby irrevocably elects to exercise the Warrant evidenced
by this Warrant Certificate No.  W-                    to purchase  ____________
Shares of Common Stock issuable upon the exercise of such Warrant and requests that certificates for such Shares be issued in the name of:

                        Name

                        Address

                        Social Security Number

     If such number of Shares shall not be all the Shares with respect to which this Warrant is exercisable, a new Warrant for the balance remaining of such Shares will be registered in the name of and delivered to:

                        Name

                        Address

                        Social Security Number


Date:                                   ___________________________________
                                        Signature

                                        (Signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate)

                                   ASSIGNMENT


     (To be executed only upon assignment of Warrant Certificates)

     For value received, the undersigned hereby sells, assigns and transfers unto ___________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company, with full power of substitution in the premises.

Dated:


                                        _____________________________________
                                        Name:

                                        NOTE:   The   above   signature   should
                                        correspond exactly with the name on the face of this Warrant Certificate.

                                   SCHEDULE I


Warrant Purchasers                                     Shares of Common Stock

Welsh, Carson, Anderson & Stowe VIII, L.P.                   427,346
Patrick J. Welsh                                               2,709
Russell L. Carson                                              2,709
Bruce K. Anderson                                              2,709
Andrew M. Paul                                                 2,237
Thomas E. McInerney                                            2,709
Robert A. Minicucci                                            1,400
Lawrence B. Sorrel                                               889
Anthony J. de Nicola                                             778
Paul B. Queally                                                  587
Rudolph E. Rupert                                                222
Jonathan M. Rather                                                44
D. Scott Mackesy                                                   7
Sanjay Swani                                                      16
John D. Clark                                                     18
Sean M. Traynor                                                   33
John Almeida                                                      20
Eric J Lee                                                        11
Morgan Stanley Dean Witter Equity Funding, Inc.               55,556

                                                                       EXHIBIT E

                          SECURITIES PURCHASE AGREEMENT

                                   dated as of

                                  July 26, 2000

                                      among

                           CFW COMMUNICATIONS COMPANY,

                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,

                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                       and

                           THE OTHER PERSONS LISTED ON

                           THE SIGNATURE PAGES HEREOF

                                TABLE OF CONTENTS
                                                                            PAGE

ARTICLE 1.   DEFINITIONS ......................................................1

      SECTION 1.01      Definitions. ..........................................1

ARTICLE 2.   PURCHASE AND SALE OF SECURITIES...................................5

      SECTION 2.01      Commitment to Purchase.................................5
      SECTION 2.02      The Closing. ..........................................5
      SECTION 2.03      The Additional Closing.................................6

ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF THE SELLER......................6

      SECTION 3.01      Organization, Corporate Power and Licenses.............6
      SECTION 3.02      Capital Stock and Related Matters......................6
      SECTION 3.03      Subsidiaries; Investments..............................7
      SECTION 3.04      Authorization; No Breach...............................8
      SECTION 3.05      Financial Statements...................................8
      SECTION 3.06      Absence of Undisclosed Liabilities.....................9
      SECTION 3.07      No Material Adverse Change.............................9
      SECTION 3.08      Absence of Certain Developments........................9
      SECTION 3.09      Assets ...............................................10
      SECTION 3.10      Real Property ........................................10
      SECTION 3.11      Tax Matters ..........................................11
      SECTION 3.12      Contracts and Commitments.............................12
      SECTION 3.13      Intellectual Property Rights..........................14
      SECTION 3.14      Litigation, etc. .....................................15
      SECTION 3.15      Brokerage ............................................16
      SECTION 3.16      Governmental Consent, etc.............................16
      SECTION 3.17      Insurance ............................................16
      SECTION 3.18      Employees ............................................16
      SECTION 3.19      ERISA ................................................17
      SECTION 3.20      Compliance with Laws..................................18
      SECTION 3.21      Environmental and Safety Matters......................19
      SECTION 3.22      Affiliated Transactions...............................20
      SECTION 3.23      Disclosure ...........................................20
      SECTION 3.24      Customers and Suppliers...............................21
      SECTION 3.25      Reports with the Securities and Exchange Commission...21
      SECTION 3.26      Regulatory Matters....................................21
      SECTION 3.27      Vote Required ........................................22
      SECTION 3.28      Knowledge ............................................22

ARTICLE 4.        REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS ...........23

ARTICLE 5.        COVENANTS OF THE SELLER ....................................24

      SECTION 5.01      Access to Information ................................24
      SECTION 5.02      Articles of Amendment ................................24
      SECTION 5.03      Restrictions Pending the Closing .....................24
      SECTION 5.04      Reservation of Shares ................................25
      SECTION 5.05      Tax Consistency ......................................25
      SECTION 5.06      Use of Proceeds ......................................25
      SECTION 5.07      Shareholder Meeting ..................................25

ARTICLE 6.        COVENANTS OF THE PURCHASERS ................................26

      SECTION 6.01      Confidentiality ......................................26

ARTICLE 7.        COVENANTS OF THE SELLER AND THE PURCHASERS .................26

      SECTION 7.01      Required Regulatory Approvals; Reasonable Best
                        Efforts; Further Assurances ..........................26
      SECTION 7.02      Certain Filings ......................................26
      SECTION 7.03      Public Announcements..................................26

ARTICLE 8.        CONDITIONS PRECEDENT TO CLOSING ............................27

      SECTION 8.01      Conditions to Each Party's Obligations................27
      SECTION 8.02      Conditions to Each Purchaser's Obligations............27
      SECTION 8.03      Conditions to Issuer's Obligations....................29

ARTICLE 9.        MISCELLANEOUS ..............................................29

      SECTION 9.01      Notices ..............................................29
      SECTION 9.02      No Waivers; Amendments................................29
      SECTION 9.03      Survival .............................................30
      SECTION 9.04      Indemnification ......................................30
      SECTION 9.05      Procedures ...........................................31
      SECTION 9.06      Expenses; Documentary Taxes ..........................31
      SECTION 9.07      Termination ..........................................31
      SECTION 9.08      Successors and Assigns................................32
      SECTION 9.09      Governing Law ........................................32
      SECTION 9.10      Jurisdiction .........................................32
      SECTION 9.11      Counterparts .........................................33
      SECTION 9.12      Entire Agreement .....................................33
      SECTION 9.13      Remedies .............................................33
      SECTION 9.14      Severability .........................................33
      SECTION 9.15      Descriptive Headings; Interpretation..................33
      SECTION 9.16      No Strict Construction................................33

                          EXHIBITS, ANNEX AND SCHEDULE

Annex I     --  Securities to be Purchased (if Shareholder Approval is not
                obtained)
Annex II    --  Securities to be Purchased (if Shareholder Approval is obtained)
Annex III   --  Securities to be Purchased at Additional Closing

Exhibit A   --  Form of Articles of Amendment for the Series C Shares
Exhibit B   --  Form of Articles of Amendment for the Series D Shares
Exhibit C   --  Form of Articles of Amendment for the Series C Shares
                (alternate)
Exhibit D   --  Form of Amended and Restated Shareholders Agreement
Exhibit E   --  Form of Opinion of Counsel
Exhibit F   --  Form of Opinion of FCC Counsel

Disclosure Schedule

                          SECURITIES PURCHASE AGREEMENT

          AGREEMENT dated as of July 26, 2000 among CFW Communications Company, a Virginia corporation (the "Issuer"), Welsh, Carson, Anderson & Stowe VIII, L.P. and Welsh, Carson, Anderson & Stowe IX, L.P., each a Delaware limited partnership (together "WCAS"), and the other purchasers listed on the signature pages hereof (together with WCAS, the "Purchasers").

          WHEREAS, the Issuer desires to sell the Securities (as defined below) to the Purchasers, and the Purchasers desire to purchase the Securities from the Issuer, upon the terms and subject to the conditions hereinafter set forth;

          NOW THEREFORE, the parties hereto agree as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

          SECTION 1.01 Definitions. The following terms, as used herein, have the following meanings:

          "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through ownership of voting securities, contract or otherwise; provided that none of the Purchasers shall be considered an Affiliate of the Issuer or any of its Subsidiaries.

          "Agreement" means this Agreement, as it may be amended from time to time.

          "Applicable Law" means any applicable constitution, treaty, statute, rule, regulation, ordinance, order, directive, code, interpretation, judgment, decree, injunction, writ, determination, award, permit, license, authorization, directive, requirement, ruling or decision of, agreement with, or by any Governmental Authority.

          "Articles of Amendment" means, collectively, the Articles of Amendment for the Series C Shares, in the form attached as Exhibit A hereto with such changes and modifications as may be agreed to by the Issuer and WCAS, and the Articles of Amendment for the Series D Shares, in the form attached as Exhibit B hereto with such changes and modifications as may be agreed to by the Issuer and WCAS; provided, however, that if Shareholder Approval is obtained prior to the Closing, then "Articles of Amendment" means the Articles of Amendment for the Series C Shares, in the form attached as Exhibit C hereto with such changes and modifications as may be agreed to by the Issuer and WCAS.

          "Asset Exchange Agreement" means that certain Asset Exchange Agreement dated as of May 17, 2000 between PrimeCo PCS, L.P. and Virginia RSA 6 Cellular Limited Partnership with respect to the acquisition of Richmond 20MHz, LLC by the Issuer (through Virginia RSA 6 Cellular Limited Partnership).

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Commission" means the U.S. Securities and Exchange Commission or any governmental body or agency succeeding to the functions thereof.

          "Common Stock" means the common stock, no par value per share, of the Issuer.

          "Communications Act" means the Communications Act of 1934, as amended.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "FCC"  means  the  U.S.  Federal  Communications   Commission  or  any
governmental body succeeding to the functions thereof.

          "FCC Rules" means Title 47 of the Code of Federal Regulations, as amended at any time and from time to time, and FCC decisions issued pursuant to the adoption of such regulations and otherwise in accordance with and pursuant to the Communications Act.

          "Governmental Authority" means any governmental body, agency or official of any country or political subdivision of any country, including, but not limited to, federal, state, county and local governments, administrative agencies and courts.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Indebtedness" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than six months past due), (iv) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent
reimbursement   obligations  with  respect  to  letters  of  credit),   (v)  any
indebtedness guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse),
(vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by a Lien on a Person's assets and (viii) any unsatisfied obligation for "withdrawal liability" to a "multiemployer plan" as such terms are defined under ERISA.

          "Intellectual   Property   Rights"  means  all  (i)  patents,   patent
applications and patent disclosures, (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, websites and internet domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (vii) other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium).

          "Investment" as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests, limited liability company interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

          "Issuer SEC Reports" has the meaning given to it in Section 3.25.

          "Latest Balance Sheet" means the audited balance sheet of the Issuer for the most recent fiscal year ended December 31, 1999.

          "Licenses" means all licenses, permits, construction permits, certificates of public convenience and necessity and other authorizations issued by the FCC pursuant to the Communications Act, or any other federal, state, county or local Governmental Authorities to the Issuer and its Subsidiaries and used or necessary in connection with the operation and conduct of their business, including any certificates issued by a Governmental Authority required for the provision of competitive local exchange or exchange access services within such state or locality, and including any applications for any such licenses, permits, construction permits and other authorizations applied for by the Issuer and its Subsidiaries that are currently pending.

          "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person shall be deemed to own subject to Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

          "Material Adverse Effect" means any change, circumstance or effect (or aggregation of changes, circumstances and effects) that is or could reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Issuer and its Subsidiaries, taken as a whole, other than any change, circumstance or effect (i) relating to the economy or securities markets generally, (ii) relating to the industries in which the Issuer operates and not specifically relating to the Issuer, or (iii) resulting from the execution of this Agreement, the announcement of this Agreement and the transactions contemplated hereby or any change in the value of the Series C Shares, the Series D Shares or the Common Stock relating to such execution or announcement.

          "Original Shareholders Agreement" means the Shareholders Agreement dated as of July 11, 2000 among the Issuer and the Purchasers.

          "Person" means an individual or a corporation, partnership, limited liability company, association, a joint stock company, trust, a joint venture, an unincorporated organization, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "Securities" means the Series C Shares and the Series D Shares.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "Series B Shares" means the shares of Senior Cumulative Convertible Preferred Stock, Series B, no par value per share, of the Issuer.

          "Series C Shares" means the shares of Senior Cumulative Convertible Preferred Stock, Series C, no par value per share, of the Issuer.

          "Series D Shares" means the shares of Senior Cumulative Convertible Preferred Stock, Series D, no par value per share, of the Issuer.

          "Shareholder Approval" means the approval of requisite holders of the Common Stock with respect to each of the following: (i) the removal of the Conversion Cap contemplated in subparagraph 4(a)(iii) of Exhibit A, (ii) the removal of the Minimum Conversion Price contemplated in subparagraph 4(g)(iv) of Exhibit A, and (iii) the removal of any limitation on the conversion of the Series D Shares into Series C Shares and on the conversion of the Series C Shares into Common Stock and (iv) the elimination of the restrictions on voting contained in Section 4.02 of the Shareholders Agreement.

          "Shareholders Agreement" means the Original Shareholders Agreement among the Issuer and the Purchasers, as amended and restated pursuant to the form attached as Exhibit D hereto with such changes and modifications as may be agreed between the Issuer and WCAS, as the same may be amended from time to time.

          "Subsidiary" means, with respect to any Person (i) any other Person of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person and (ii) with respect to the Issuer also means each of Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C.

          "Transaction   Agreements"  means  this  Agreement,  the  Shareholders
Agreement and the Articles of Amendment.

          "Warrant Agreement" means the warrant agreement dated as of July 11, 2000 by and among the Issuer and the Purchasers.

          "Warrants" means the stock purchase warrants to initially purchase 500,000 shares of Common Stock pursuant to the Warrant Agreement and the stock purchase warrants to initially purchase 300,000 shares of Common Stock issued to WCAS Capital Partners III, L.P. in connection with its commitment to provide up to $95,000,000 of subordinated notes.

                                   ARTICLE 2.
                         PURCHASE AND SALE OF SECURITIES

          SECTION 2.01 Commitment to Purchase. Upon the basis of the representations and warranties herein contained of each Purchaser, but subject to the terms and conditions hereinafter stated, the Issuer agrees to sell to each Purchaser, and each Purchaser, upon the basis of the representations and warranties herein contained of the Issuer, but subject to the terms and conditions hereinafter stated, (a) agrees to purchase from the Issuer at the Closing, (i) if Shareholder Approval has not been obtained prior to Closing, the Series C Shares and the Series D Shares each in the amount and for the aggregate purchase price set forth opposite the name of such Purchaser on Annex I hereto, or (ii) if Shareholder Approval has been obtained prior to Closing, the Series C Shares in the amount and for the aggregate purchase price set forth opposite the name of such Purchaser on Annex II hereto, and (b) agrees to purchase from the Issuer at the Additional Closing, the Series C Shares and the Series D Shares each in the amount and for the aggregate purchase price set forth opposite the name of such Purchaser on Annex III hereto. The purchase price per Series C Share and per Series D Share shall be $1,000. If Shareholder Approval has not been obtained prior to Closing, the Series C Shares shall have the rights, terms and privileges set forth in the Articles of Amendment, a copy of which is attached hereto as Exhibit A. If Shareholder Approval has been obtained prior to Closing, the Series C Shares shall have the rights, terms and privileges set forth in the Articles of Amendment, a copy of which is attached hereto as Exhibit C. The Series D Shares shall have the rights, terms and privileges set forth in the Articles of Amendment, a copy of which is attached hereto as Exhibit B.

          SECTION 2.02 The Closing.

          (a) The closing (the "Closing") of the purchase and sale of the Securities specified in Section 2.01(a) shall take place at the offices of Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia and shall occur three (3) days following fulfillment of each of the conditions set forth in Article 8, or at such other time and place as the Issuer and WCAS shall agree in their sole discretion. The date and time of Closing are referred to herein as the "Closing Date."

          (b) At the Closing, each Purchaser shall deliver to the Issuer, by wire transfer to an account designated by the Issuer not later than three Business Days prior to the Closing Date, an amount, in immediately available funds, equal to the aggregate purchase price of the Securities being purchased by such Purchaser.

          (c) At the Closing, the Issuer shall deliver to each Purchaser, against payment of the purchase price by such Purchaser to the Issuer, certificates evidencing the Series C Shares (and Series D Shares, if applicable) being purchased by such Purchaser in definitive form and registered in such names as such Purchaser shall request not later than two Business Days prior to the Closing Date.

          SECTION 2.03 The Additional Closing.

          (a) The closing (the "Additional Closing") of the purchase and sale of the Securities specified in Section 2.01(b) shall take place at the offices of Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia and shall occur at such time as the Issuer and WCAS shall mutually agree, but in any event no later than 30 days following the Closing. The date and time of Additional Closing are referred to herein as the "Additional Closing Date."

          (b) At the Additional Closing, each Purchaser shall deliver to the Issuer, by wire transfer to an account designated by the Issuer not later than three Business Days prior to the Additional Closing Date, an amount, in immediately available funds, equal to the aggregate purchase price of the Securities being purchased by such Purchaser.

          (c) At the Additional Closing, the Issuer shall deliver to each Purchaser, against payment of the purchase price by such Purchaser to the Issuer, certificates evidencing the Series C Shares and Series D Shares being purchased by such Purchaser in definitive form and registered in such names as such Purchaser shall request not later than two Business Days prior to the Additional Closing Date.

                                   ARTICLE 3.
                  REPRESENTATIONS AND WARRANTIES OF THE ISSUER

          The Issuer represents and warrants to each Purchaser that:

          SECTION 3.01 Organization, Corporate Power and Licenses. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except for those jurisdictions where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect. The Issuer possesses all requisite corporate power and authority and all material Licenses necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of the Issuer's and each Subsidiary's charter documents and bylaws which have been furnished to the Purchasers' special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

          SECTION 3.02 Capital Stock and Related Matters.

          (a) As of the Closing and immediately thereafter, the authorized capital stock of the Issuer shall consist of (i) 1,000,000 shares of preferred stock, of which (1) 100,000 shares shall be designated as Junior Participating Cumulative Preferred Stock, Series A (none of which shall be issued and outstanding), (2) 112,500 shares shall be designated as Senior Cumulative Convertible Preferred Stock, Series B (all of which shall be issued and outstanding), (3) 137,500 shares shall be designated as Senior Cumulative Convertible Preferred Stock, Series C (if Shareholder Approval is obtained prior to Closing, 112,500 of which shall be issued and outstanding, and if Shareholder Approval is not obtained prior to Closing, 47,500 of which shall be issued and outstanding and 77,200 shares shall be reserved for issuance upon conversion of the Series D Shares) and (4) if Shareholder Approval is not obtained prior to Closing, 77,200 shares shall be designated as Senior Cumulative Convertible Preferred Stock, Series D (if Shareholder Approval is not obtained prior to Closing, 65,000 of which shall be issued and outstanding) and (ii) 20,000,000 shares of Common Stock, of which 13,100,603 shares shall be issued and outstanding and a sufficient number of shares shall be reserved for issuance upon conversion of the Series B Shares and the Series C Shares, 1,181,051 shares will be reserved for issuance upon exercise of stock options and 800,000 shares shall be reserved for issuance upon the exercise of the Warrants. As of the Closing, neither the Issuer nor any Subsidiary shall have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock or any stock appreciation rights or phantom stock plans ("Common Stock Equivalents"), except for the Series B Shares, the Series C Shares, the Series D Shares and the Warrants and except as set forth on the attached "Capitalization Schedule." The Capitalization Schedule accurately sets forth the following information with respect to all outstanding Common Stock Equivalents: the holder, the number of shares covered, the exercise price and the expiration date. As of the Closing, neither the Issuer nor any Subsidiary shall be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on the Capitalization Schedule and except pursuant to the Articles of Amendment and the Articles of Amendment with respect to the Series B Shares. As of the Closing, all of the outstanding shares of the Issuer's capital stock shall be validly issued, fully paid and nonassessable.

          (b) There are no statutory or contractual stockholders preemptive rights or rights of first refusal with respect to the issuance of the Securities hereunder or the issuance of the Common Shares upon conversion of the Securities. The Issuer has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Securities hereunder do not require registration under the Securities Act or any applicable state securities laws. There are no agreements between the Issuer and any of the Issuer's stockholders with respect to the voting or transfer of the Issuer's capital stock or with respect to any other aspect of the Issuer's affairs, except for the Shareholders Agreement.

          SECTION 3.03 Subsidiaries; Investments. The attached "Subsidiary Schedule" correctly sets forth the name of each Subsidiary of the Issuer, the jurisdiction of its incorporation and the Persons owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, possesses all requisite corporate or other power and authority and all material Licenses necessary to own its properties and to carry on its businesses as now being conducted and as presently proposed to be conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify, except for those jurisdictions where the failure to so qualify would not, individually or in the aggregate, have a

Material Adverse Effect. Except as set forth on the Subsidiary Schedule, all of the outstanding shares of capital stock or other equity interests of each Subsidiary are validly issued, fully paid and nonassessable or not subject to a capital call or capital contribution requirement, as applicable, and all such shares are owned by the Issuer or another Subsidiary free and clear of any Lien and not subject to any option or right to purchase any such shares. Except as set forth on the Subsidiary Schedule, neither the Issuer nor any Subsidiary owns or holds the right to acquire any shares of stock or any other security or interest in any other Person.

          SECTION 3.04 Authorization; No Breach. The execution, delivery and performance of the Transaction Agreements and all other agreements contemplated hereby or thereby to which the Issuer or any of its Subsidiaries is a party, the filing of the Articles of Amendment and the amendment of the Issuer's bylaws have been duly and validly authorized by the Issuer. The Transaction Agreements and all other agreements contemplated hereby to which the Issuer or any of its Subsidiaries is a party each constitutes a valid and binding obligation of the Issuer or such Subsidiary, as applicable, enforceable in accordance with its terms. The issuance of the Common Stock upon conversion of the Series C Shares and the issuance of the Series C Shares upon conversion of the Series D Shares will not require any further corporate action on the part of the Issuer and will not be subject to any preemptive right, right of first refusal or other similar right. The execution and delivery by the Issuer of this Agreement and all other agreements contemplated hereby to which the Issuer is a party, the offering, sale and issuance of the Securities hereunder, the issuance of the Common Stock upon conversion of the Series C Shares and the issuance of the Series C Shares upon conversion of the Series D Shares, the filing of the Articles of Amendment, the amendment of the Issuer's bylaws and the fulfillment of and compliance with the respective terms hereof and thereof by the Issuer, do not and shall not (except, individually or in the aggregate, where it could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole) (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under,
(iii) result in the creation of any Lien upon the Issuer's or any Subsidiary's capital stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the charter or bylaws of the Issuer or any Subsidiary, or any law, statute, rule or regulation, order, judgment or decree to which the Issuer or any Subsidiary is subject, or any material agreement or instrument to which the Issuer or any Subsidiary is subject.

          SECTION 3.05 Financial Statements. Each of the financial statements (including, in each case, any notes and schedules thereto) contained in the Issuer SEC Reports complied as to form in all material respects with the applicable accounting requirements and rules and regulations of the Commission and was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each fairly presented the consolidated financial position, results of operations and cash flows of the Issuer and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and the absence of footnotes none of which would, individually or in the aggregate, reflect or be reasonably expected to reflect a Material Adverse Effect).

          SECTION 3.06 Absence of Undisclosed Liabilities. Except as set forth on the attached "Liabilities Schedule," the Issuer and its Subsidiaries do not have any material obligation or liability (whether accrued, absolute, contingent, liquidated, unliquidated or otherwise, whether or not known to the Issuer or any Subsidiary, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing or any occurrence at or prior to the Closing other than: (i) liabilities set forth on the Latest Balance Sheet (including any liabilities expressly disclosed in any notes thereto), (ii) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and (iii) other liabilities and obligations expressly disclosed in the other Schedules to this Agreement.

          SECTION 3.07 No Material Adverse Change. Other than as set forth on the attached "Material Adverse Change Schedule," since December 31, 1999, there has been no change in the financial condition, operating results, assets, operations, employee relations or customer or supplier relations of the Issuer and its Subsidiaries taken as a whole that could reasonably be expected to have a Material Adverse Effect.

          SECTION 3.08 Absence of Certain Developments. Except as expressly contemplated by the Transaction Agreements or as set forth on the attached "Developments Schedule," and except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement, since the date of the Latest Balance Sheet, neither the Issuer nor any Subsidiary has:

               (i) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

               (ii) borrowed any amount in excess of $100,000 or incurred or become subject to any material liabilities, except current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

               (iii) discharged or satisfied any material Lien or paid any material obligation or liability, other than current liabilities paid in the ordinary course of business;

               (iv) declared or made any payment or distribution of cash or other property to its stockholders with respect to its capital stock or other equity securities or purchased or redeemed any shares of its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities), other than, with respect to the Issuer, its ordinary quarterly dividend in the amount of $.11475 per share, and, with respect to Virginia PCS Alliance, L.C., regular distributions on its Series A Membership Interests;

               (v) mortgaged or pledged any of its properties or assets or subjected them to any material Lien, except Liens for current property taxes not yet due and payable;

               (vi) sold, assigned or transferred any of its tangible assets in excess of $50,000 individually or $250,000 in the aggregate or any interest in any Subsidiary, except in the ordinary course of business, or canceled any material debts or claims;

               (vii) sold, assigned, transferred or abandoned any material patents or patent applications, trademarks, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other Intellectual Property Rights, or disclosed any material proprietary confidential information to any Person;

               (viii) suffered any material extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business or consistent with past practice;

               (ix) made any Investment in or taken steps to incorporate any Subsidiary; or (x) entered into any other material transaction, whether or not in the ordinary course of business.

          SECTION 3.09 Assets. Except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement and as set forth on the attached "Assets Schedule," the Issuer and each Subsidiary have good and marketable title to, or a valid leasehold interest in, the material assets (other than Real Property, which is addressed in Section 3.10) used by them, located on their premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, except for assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any Liens explicitly disclosed in any notes thereto or liens for Taxes not yet due and payable). Except as described on the Assets Schedule, the Issuer's and each Subsidiary's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for use in the ordinary course of business. The Issuer and each Subsidiary owns, or has a valid leasehold interest in, all material tangible assets necessary for the conduct of their respective businesses as presently conducted and as presently proposed to be conducted.

          SECTION 3.10 Real Property.

          (a) The attached "Real Property Schedule (a)" sets forth the address and description of each parcel of real property owned by the Issuer or any of its Subsidiaries (the "Owned Property"). The Issuer or its applicable Subsidiary has good and marketable fee simple title in and to all of the Owned Property, subject to no liens, encroachments, encumbrances, claims, leases, rights of possession or other defects in title (collectively, "Encumbrance"), except (i) as disclosed on the Latest Balance Sheet, (ii) Liens for Taxes not yet due and payable, (iii) covenants, conditions and restrictions of record and minor title defects none of which individually or collectively could reasonably be expected to interfere with Issuer's business as presently conducted or as planned to be conducted and (iv) as described on Real Property Schedule (a).

          (b) The attached "Real Property Schedule (b)" sets forth a list of all leases, subleases and other occupancy agreements providing for annual payments in excess of $50,000, including all amendments, extensions and other modifications thereto (the "Leases") for real property (the "Leased Property"; and collectively with the Owned Property, the "Real Property") to which the Issuer or any of its Subsidiaries is a party. The Issuer or its applicable Subsidiary has a good and valid leasehold interest in and to all of the Leased Property, subject to no Encumbrances except (i) as disclosed on the Latest Balance Sheet, (ii) Liens for Taxes not yet due and payable, (iii) covenants, conditions and restrictions of record and minor title defects none of which individually or collectively could reasonably be expected to interfere with Issuer's business as presently conducted or as planned to be conducted and (iv) as described on Real Property Schedule (b). Each Lease is in full force and effect and is enforceable in accordance with its terms. There exists no material default under any material Lease, or group of Leases which together are material, by the Issuer or any of its Subsidiaries or, to the Issuer's knowledge, by any other party to any Lease, or condition which with the giving of notice, the passage of time or both could become a material default under any Lease. The Issuer has previously delivered to Purchasers true and complete copies of all the Leases. Except as described on the Real Property Schedule (b), no consent, waiver, approval or authorization is required from the landlord under any Lease as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

          (c) The Real Property constitutes all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Issuer and its Subsidiaries. Other than the Issuer, its Subsidiaries and the landlords under the Leases, there are no parties in possession or parties having any current or future right to occupy any of the Real Property. The Real Property is in good condition and repair and is sufficient and appropriate for the conduct of the business of the Issuer and its Subsidiaries as currently conducted and as proposed to be conducted. The Real Property and all plants, buildings and improvements located thereon conform in all material respects to all applicable building, zoning and other laws, ordinances, rules and regulations. All permits, licenses and other approvals necessary to the current occupancy and use of the Real Property have been obtained, are in full force and effect and have not been violated in any material respect, except where the failure to obtain, either individually or in the aggregate, could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole. There exists no violation of any covenant, condition, restriction, easement, agreement or order affecting any portion of the Real Property. All improvements located on the Real Property have direct access to a public road adjoining such Real Property. No such improvements or accessways encroach on land not included in the Real Property and no such improvement is dependent for its access, operation or utility on any land, building or other improvement not included in the Real Property, except for those that, individually or in the aggregate, could not reasonably be expected to materially and adversely affect the business of the Issuer and its Subsidiaries taken together as a whole. There is no pending or, to the knowledge of the Issuer or any of its Subsidiaries, any threatened condemnation proceeding affecting any portion of the Real Property. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Real Property or any portion thereof or interest therein.

          SECTION 3.11 Tax Matters.

          (a) Except as set forth on the attached "Taxes Schedule": the Issuer, each Subsidiary and each Affiliated Group have filed all Tax Returns which they are required to have filed under Applicable Law; all such Tax Returns are complete and correct in all material respects and have been prepared in compliance with Applicable Law in all material respects; the Issuer, each Subsidiary and each Affiliated Group in all material respects have paid all Taxes due and owing by them (whether or not such Taxes are required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party; neither the Issuer, any Subsidiary nor any Affiliated Group has outstanding any waiver of any statute of limitations with respect to any material Taxes or agreement to extend the time with respect to any material Tax assessment or deficiency; to the extent required by GAAP, the accrual for Taxes on the Latest Balance Sheet would be adequate to pay all Tax liabilities of the Issuer and its Subsidiaries if their current tax year were treated as ending on the date of the Latest Balance Sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income); since the date of the Latest Balance Sheet, the Issuer and its Subsidiaries have not incurred any material liability for Taxes other than in the ordinary course of business; the federal income Tax Returns of the Issuer and its Subsidiaries have been audited and closed for all tax years through 1998; no foreign, federal, state or local tax audits or administrative or judicial proceedings are pending or being conducted with respect to the Issuer, any Subsidiary or any Affiliated Group; except with respect to such audits or proceedings, no information related to Tax matters has been requested by any foreign, federal, state or local taxing authority and no written notice indicating an intent to open an audit or other review has been received by the Issuer from any foreign, federal, state or local taxing authority; and there are no material unresolved questions or claims raised by any such taxing authority concerning the Issuer's, any Subsidiary's or any Affiliated Group Tax liability.

          (b) Except as set forth on the Taxes Schedule, neither the Issuer nor any of its Subsidiaries has made an election under ss. 341(f) of the Internal Revenue Code of 1986, as amended. Neither the Issuer nor any Subsidiary is liable for the Taxes of another Person that is not a Subsidiary in a material amount under (a) Treas. Reg. ss. 1.1502-6 (or comparable provisions of state, local or foreign law), (b) as a transferee or successor, (c) by contract or indemnity or (d) otherwise by operation of Applicable Law. Neither the Issuer nor any Subsidiary is a party to any Tax sharing agreement except as a member of an Affiliated Group.

          (c) "Tax" or "Taxes" means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including, without limitation, deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not. "Tax Return" means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof. "Affiliated Group" means any affiliated group as defined in IRC ss. 1504 that has filed a consolidated return for federal income tax purposes (or any similar group under state, local or foreign law) for a period and that includes any of the Issuer or any of its Subsidiaries as a member.

          SECTION 3.12 Contracts and Commitments.

          (a) Except as expressly contemplated by this Agreement or as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement or on the attached "Contracts

Schedule" or the attached "Employee Benefits Schedule," neither the Issuer nor any Subsidiary is a party to or bound by any written or oral:

               (i) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

               (ii) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $75,000 or contract relating to loans to officers, directors or Affiliates;

               (iii) contract under which the Issuer or Subsidiary has advanced or loaned any other Person amounts in the aggregate exceeding $50,000;

               (iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Issuer and/or its Subsidiaries;

               (v) guarantee of any obligation in excess of $50,000 (other than by the Issuer of a wholly-owned Subsidiary's debts or a guarantee by a Subsidiary of the Issuer's debts or of another wholly-owned Subsidiary's debts);

               (vi) lease or agreement under which the Issuer or any Subsidiary is lessee of or holds or operates any personal property owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed $25,000;

               (vii) lease or agreement under which the Issuer or any Subsidiary is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Issuer or any Subsidiary, respectively;

               (viii) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $100,000;

               (ix) assignment, license, indemnification or agreement with respect to any material intangible property (including, without limitation, any Intellectual Property Rights);

               (x) express warranty agreement with respect to its services rendered or its products sold or leased;

               (xi)  agreement  under  which  it  has  granted  any  Person  any
          registration  rights  (including,   without  limitation,   demand  and
          piggyback registration rights);

               (xii) sales, distribution or franchise agreement which provides for annual payments in excess of $25,000;

               (xiii) agreement with a term of more than six months which is not terminable by the Issuer or any Subsidiary upon less than 30 days notice without penalty and which provides for annual payments in excess of $25,000;

               (xiv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

               (xv) any joint venture agreement or other agreement pursuant to which the Issuer or any Subsidiary has made, or any agreement governing the Issuer's or any Subsidiary's investment in any other person; or

               (xvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $100,000 annually.

          (b) All of the contracts, agreements and instruments set forth or required to be set forth on the Contracts Schedule are valid, binding and enforceable in accordance with their respective terms. The Issuer and each Subsidiary has performed all material obligations required to be performed by it under the contracts, agreements and instruments listed on the Contracts Schedule or required to be set forth and are not in default under or in breach of nor in receipt of any claim of default or breach under any material contract, agreement or instrument to which the Issuer or any Subsidiary is subject and no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Issuer or any Subsidiary under any material contract, agreement or instrument to which the Issuer or any Subsidiary is subject; neither the Issuer nor any Subsidiary has any present intention of not fully performing all such obligations; neither the Issuer nor any Subsidiary has knowledge of any breach or anticipated breach by the other parties to any material contract, agreement, instrument or commitment to which it is a party; and neither the Issuer nor any Subsidiary is a party to any contract or commitment or group of contracts or commitments the performance of which pursuant to the applicable terms thereof could reasonably be expected to, based on facts and circumstances as they exist today, have a Material Adverse Effect.

          (c) The Issuer has made available to the Purchasers a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are listed on, referred to or required to be listed on or referred to on the Contracts Schedule or the Employee Benefits Schedule, together with all amendments, waivers or other changes thereto.

          SECTION 3.13 Intellectual Property Rights.

          (a) The attached "Intellectual Property Schedule" contains a complete and accurate list of all (a) patented or registered Intellectual Property Rights owned or used by the Issuer or any Subsidiary, (b) pending patent applications and applications for registration of other Intellectual Property Rights filed by the Issuer or any Subsidiary, (c) material unregistered trade names and corporate names owned or used by the Issuer or any Subsidiary and (d) material unregistered trademarks, service marks, copyrights, mask works and computer software owned or used by the Issuer or any Subsidiary. The Intellectual
Property Schedule also contains a complete and accurate list of all material licenses and other rights granted by the Issuer or any Subsidiary to any third party with respect to any Intellectual Property Rights and all material licenses and other rights granted by any third party to the Issuer or any Subsidiary with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. The Issuer or one of its Subsidiaries is the beneficial and record owner of all right, title and interest to, or has the right to use pursuant to a valid and enforceable license, all Intellectual Property Rights necessary for the operation of the businesses of the Issuer and its Subsidiaries as presently conducted and as presently proposed to be conducted, free and clear of all Liens. Except as set forth on the Intellectual Property Schedule, no loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Issuer or any Subsidiary is, to the best of the Issuer's knowledge, threatened, pending or reasonably foreseeable. The Issuer and its Subsidiaries have taken all necessary actions to maintain and protect the Intellectual Property Rights which they own.

          (b) Except as set forth on the Intellectual Property Schedule, (i) there are no unresolved claims against the Issuer or any Subsidiary asserting the invalidity, misuse or unenforceability of any of the Issuer's or its Subsidiaries' Intellectual Property Rights or alleging infringement, misappropriation or other conflict of any third Person's Intellectual Property Rights by the Issuer or any of its Subsidiaries (including, without limitation, any demand or request that the Issuer or any Subsidiary license any rights from a third party), and, to the best of the Issuer's knowledge, there are no grounds for the same, (ii) neither the Issuer nor any Subsidiary has received any notices of, and is not aware of any facts which indicate a likelihood of, any infringement or misappropriation by any third party with respect to the Issuer's or its Subsidiaries' Intellectual Property Rights (including, without limitation, any demand or request that the Issuer or any Subsidiary license any rights from a third party) and (iii) the conduct of the Issuer's and each Subsidiary's business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons, nor would any future conduct as presently contemplated infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons.

          SECTION 3.14 Litigation, etc. Except as disclosed in the Issuer SEC Reports filed prior to the date of this Agreement or on the attached "Litigation Schedule," there are no actions, suits, proceedings, orders, investigations or claims pending or, to the best of the Issuer's knowledge, threatened against or, to the Issuer's knowledge, affecting the Issuer or any Subsidiary (or to the best of the Issuer's knowledge, pending or threatened against any of the officers, directors or employees of the Issuer and its Subsidiaries with respect to their businesses or proposed business activities), or pending or threatened by the Issuer or any Subsidiary against any third party, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement);

nor has there been any such actions, suits, proceedings, orders, investigations or claims pending against or affecting the Issuer or any Subsidiary during the past three years; neither the Issuer nor any Subsidiary is subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the best of the Issuer's knowledge, any governmental investigations or inquiries (including, without limitation, inquiries as to the qualification to hold or receive any License or permit); and, to the best of the Issuer's knowledge, there is no reasonable basis for any of the foregoing. Neither the Issuer nor any Subsidiary is subject to any judgment, order or decree of any court or Governmental Authority, and neither the Issuer nor any Subsidiary has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business.

          SECTION 3.15 Brokerage. Except as set forth on the attached "Brokerage Schedule," for which Issuer shall be solely responsible, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Issuer or any Subsidiary. The Issuer shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

          SECTION 3.16 Governmental Consent, etc. No permit, license, consent, approval or authorization of, or declaration to or filing with, any governmental authority or any other Person is required in connection with the execution, delivery and performance by the Issuer of this Agreement or the other agreements contemplated hereby, or the consummation by the Issuer of any other transactions contemplated hereby or thereby, except as set forth on the attached "Consents Schedule".

          SECTION 3.17 Insurance. Neither the Issuer nor any Subsidiary is in default with respect to its obligations under any insurance policy maintained by it, and neither the Issuer nor any Subsidiary has been denied insurance coverage. The insurance coverage of the Issuer and its Subsidiaries is customary for corporations of similar size engaged in similar lines of business. Neither the Issuer nor its Subsidiaries have any self-insurance or co-insurance programs.

          SECTION 3.18 Employees. Except as set forth on the attached "Employees Schedule," the Issuer is not aware that any executive or key employee of the Issuer or any Subsidiary or any group of employees of the Issuer or any Subsidiary has any plans to terminate employment with the Issuer or any Subsidiary. The Issuer and each Subsidiary have complied in all material respects with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes), and the Issuer is not aware that it or any Subsidiary has any material labor relations problems or concerns (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). Neither the Issuer, its Subsidiaries nor, to the best of the Issuer's knowledge, any of their employees is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Issuer and its Subsidiaries, except for agreements between the Issuer and its present and former employees.

          SECTION 3.19 ERISA.

          (a) The attached "ERISA Schedule (a) "sets forth an accurate and complete list of each "employee benefit plan" (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and each other employee benefit plan, program or arrangement at any time maintained, sponsored, or contributed to by the Issuer. Each such item listed on such attached schedule is referred to herein as a "Benefit Plan" and collectively as the "Benefit Plans."

          (b) All contributions to and payments from any Benefit Plan that have been required to be made for all periods ending prior to or on the Closing Date in accordance with the terms of the Benefit Plan, any applicable collective bargaining agreement, and Section 302 of ERISA or Section 412 of the Code have been timely made. There has been no application for or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Benefit Plan, and the Issuer is not aware of any facts or circumstances that would materially change the funded status of any such Benefit Plan. Except as described on the attached "ERISA Schedule (b)," no asset of the Issuer is subject to any lien under ERISA or the Code, and the Issuer is not aware of any facts or circumstances that would cause any such asset to become subject to such a lien; and the Issuer has not incurred any liability under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due).

          (c) To the knowledge of the Issuer and any Subsidiary, except as set forth on the attached "ERISA Schedule (c)," each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS that such Benefit Plan is so qualified, and, to the knowledge of the Issuer and any Subsidiary, nothing has occurred since the date of such determination that could adversely affect the qualified status of such Benefit Plan.

          (d) Each of the Benefit Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and the terms of any applicable collective bargaining agreements and in compliance with the applicable provisions of ERISA, the Code, and any other applicable laws. There are no pending or, to the knowledge of the Issuer and any Subsidiary, threatened actions, suits, investigations or claims with respect to any Benefit Plan (other than routine claims for benefits) . With respect to each Benefit Plan, all required payments, premiums, contributions, distributions, or reimbursements for all periods ending prior to or as of the Closing Date have been made or properly accrued.

          (e) The Issuer has not engaged in any non-exempt "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Benefit Plans which could subject any of the Benefit Plans, the Issuer, or any officer, director or employee of the Issuer to a penalty or tax under Section 502 of ERISA or Section 4975 of the Code.

          (f) Each Benefit Plan which is subject to the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code ("COBRA") has been administered in compliance with such requirements.

          (g) The Issuer has not incurred any liability on account of a "partial withdrawal" or a "complete withdrawal" (within the meaning of Sections 4205 and 4203, respectively, of ERISA) from any employee benefit plan subject to Title IV of ERISA which is a "multiemployer plan" (as such term is defined in Section 3(37) of ERISA), no such liability has been asserted, and, to the knowledge of the Issuer and any Subsidiary, there are no events or circumstances which could result in any such partial or complete withdrawal. The Issuer is not bound by any contract or agreement nor does it have any obligation or liability described in Section 4204 of ERISA.

          (h) With respect to each Benefit Plan, the Issuer has made available to the Purchaser true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Benefit Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements); (ii) the three most recent annual reports (Form 5500 series) filed with the IRS (with applicable attachments); (iii) the most recent actuarial valuation report; and (iv) the most recent determination letter received from the IRS.

          (i) The Issuer has no liability with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Issuer.

          SECTION 3.20 Compliance with Laws. Except with respect to Environmental and Safety Requirements which are addressed in Section 3.21, each of the Issuer and each Subsidiary has operated its business and conducted its activities in compliance in all material respects with all laws, regulations and governmental requirements and neither the Issuer nor any Subsidiary has violated any law or any governmental regulation or requirement which violation has had or would reasonably be expected to have a Material Adverse Effect, and neither the Issuer nor any Subsidiary has received notice of any such violation.

          SECTION 3.21 Environmental and Safety Matters.

          (a) For purposes of this Agreement, the term "Environmental and Safety Requirements" shall mean all federal, state and local statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation); "Release" shall have the meaning set forth in CERCLA (as defined below); and "Environmental Lien" shall mean any Lien, whether recorded or unrecorded, in favor of any governmental entity, relating to any liability of the Issuer or any Subsidiary arising under any Environmental and Safety Requirements.

          (b) Except as set forth on the attached "Environmental Schedule":

               (i) The Issuer and its Subsidiaries have complied in all material respects with and are currently in compliance in all material respects with all Environmental and Safety Requirements, and neither the Issuer nor its Subsidiaries have received any oral or written notice, report or information regarding any liabilities (whether accrued, absolute, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Issuer or its Subsidiaries or any of their properties or facilities.

               (ii) Without limiting the generality of the foregoing, the Issuer and its Subsidiaries have obtained and complied in all material respects with and are currently in compliance in all material respects with, all permits, licenses and other authorizations that may be required pursuant to any Environmental and Safety Requirements for the occupancy of their properties or facilities or the operation of their businesses. A list of all such permits, licenses and other authorizations which are material to the Issuer and its Subsidiaries is set forth on the attached Environmental Schedule.

               (iii) Except for those which would not, individually or in the aggregate, have a Material Adverse Effect, none of the following exists at any property or facility owned, occupied or operated by the Issuer or any of its Subsidiaries:

                    (1) underground storage tanks or surface impoundments;

                    (2) asbestos-containing  materials in any form or condition;
               or

                    (3)  materials  or  equipment   containing   polychlorinated
               biphenyls.

               (iv) Neither the Issuer nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any hazardous substance or owned, occupied or operated any facility or property, so as to give rise to material liabilities of the Issuer or its Subsidiaries for response costs, natural resource damages or attorneys fees pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or any other Environmental and Safety Requirements.

               (v) Without limiting the generality of the foregoing, no facts, events or conditions relating to the past or present properties, facilities or operations of the Issuer or its Subsidiaries shall prevent, hinder or limit continued compliance with Environmental and Safety Requirements, give rise to any corrective, investigatory or remedial obligations pursuant to Environmental and Safety Requirements or give rise to any other liabilities pursuant to Environmental and Safety Requirements (including, without limitation, those liabilities relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

               (vi) Neither the Issuer nor any of its Subsidiaries has, either expressly or by operation of law, assumed or undertaken any material liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.

               (vii) No Environmental Lien has attached to any property owned, leased or operated by the Issuer or any of its Subsidiaries.

          SECTION 3.22 Affiliated Transactions. Except as set forth on the attached "Affiliated Transactions Schedule" or in the Issuers SEC Reports, no officer, director, employee, significant stockholder or Affiliate of the Issuer or any Subsidiary or any member of such individual's immediate family or any entity in which any such Person or individual owns any beneficial interest (other than less than 5% of the outstanding securities of a publicly traded company), is a party to any agreement, contract, commitment or transaction with the Issuer or any Subsidiary or has any material interest in any material property used by the Issuer or any Subsidiary.

          SECTION 3.23 Disclosure. Neither this Agreement nor any of the exhibits, schedules, attachments, written statements, documents, certificates or other items prepared or supplied to any Purchaser by or on behalf of the Issuer with respect to the transactions contemplated hereby (other than any information provided to the Issuer by R&B Communications, Inc. pertaining to the Issuer's acquisition of R&B Communications, Inc. or by PrimeCo PCS, L.P. and its affiliates pertaining to the Issuer's acquisition of Richmond 20MHz, LLC) contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading; provided that with respect to the financial projections furnished to the Purchasers by the Issuer, the Issuer represents and warrants only that such projections were based upon assumptions reasonably believed by the Issuer to be reasonable and fair as of the date the projections were prepared in the context of the Issuer's history and current and reasonably foreseeable business conditions. Other than the Transaction Agreements, there is no other agreement or document governing the rights and/or obligations of the holders of the Series C Shares or Series D Shares to which a Purchaser is a party, except for those to which all Purchasers are a party.

          SECTION 3.24 Customers and Suppliers.

          (a) The attached "Customer/Supplier Schedule" lists the ten (10) largest customers and suppliers of the Issuer (on a consolidated basis) for each of the two most recent fiscal years and sets forth opposite the name of each such customer or supplier the amount of revenues to such customer in the case of any such customer or the amount of expenditures to such supplier in the case of any such supplier. The Customer/Supplier Schedule also lists any additional current customers and suppliers which the Issuer anticipates shall be among the ten (10) largest customers or suppliers for the current fiscal year.

          (b) Since the date of the Latest Balance Sheet, no Supplier set forth on the Customer/Supplier Schedule has stopped or materially decreased the rate of or indicated that it shall stop, or materially decrease the rate of, supplying materials, products or services to the Issuer or any Subsidiary, and no customer listed on the Customer/Supplier Schedule has stopped or materially decreased or, to the Issuer's knowledge, indicated that it shall stop, or materially decrease the rate of, buying materials, products or services from the Issuer or any Subsidiary.

          SECTION 3.25 Reports with the Securities and Exchange Commission. Since January 1, 1997, the Issuer has filed with the Commission all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under the Securities Act and the Exchange Act, all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Issuer has furnished the Purchasers with complete and accurate copies of its annual report on Form 10-K for its three most recent fiscal years, all other reports or documents required to be filed by the Issuer pursuant to
Section 13(a) or 15(d) of the Exchange Act since the filing of the most recent annual report on Form 10-K and its most recent annual report to its stockholders (collectively, the "Issuer SEC Reports"). Such reports and filings did not as of the date of filing contain any material false statements or any misstatement of any material fact and do not omit to state any fact necessary to make the statements set forth therein not misleading. The Issuer has made all filings with the Commission which it is required to make, and the Issuer has not received any request from the Commission to file any amendment or supplement to any of the reports described in this paragraph.

          SECTION 3.26 Regulatory Matters.

          (a) The  Issuer  and its  Subsidiaries  have all  requisite  power and authority and hold or have applied for all Licenses required under the Communications Act, the FCC Rules, state law or any other Applicable Law to own and operate their properties and their Licenses and to carry on the business of the Issuer and its Subsidiaries including, the local exchange, exchange access, personal communications services, cellular, paging, cable television, and Internet access services (collectively "Services"), as such business is conducted on the date hereof and as proposed to be conducted. Each material License issued to the Issuer or its Subsidiaries is validly issued and is in full force and effect. The Issuer and its Subsidiaries have taken such actions, performed all of their obligations and entered into all contracts with telecommunications carriers to the extent necessary to maintain such Licenses, and complete and correct copies of the Licenses of the Issuer and its Subsidiaries have been made available to the Purchasers' special regulatory counsel. Neither the Issuer nor any Subsidiary knows of any reason why any

Governmental Authority might revoke any License. Neither the Issuer nor any Subsidiary knows of any party who has a current filing pending in specific opposition to or expressed an interest in opposing the grant of the Licenses held or applied for by the Issuer or its Subsidiaries, or of any reason why any Governmental Authority might not grant any of the Licenses or that have been applied for.

          (b) None of the Issuer or its Subsidiaries is a party to nor, to the best knowledge of the Issuer and each Subsidiary, is there threatened any investigation, notice of apparent liability, violation, show cause order, forfeiture or other notice, order or complaint issued by or before any Governmental Authority, or of any other proceeding (other than proceedings of general applicability) that could in any manner threaten or adversely affect the validity, future grant or continued effectiveness of the Licenses of the Issuer and its Subsidiaries. None of the Issuer and its Subsidiaries has any reason to believe that each of the Licenses will not be renewed in the ordinary course. The Issuer and each Subsidiary has filed in a timely manner all reports, applications, documents, instruments and information required to be filed by it pursuant to the Communications Act or the FCC Rules, including, but not limited to, employment reports, and all such filings are accurate and complete in all material respects.

          (c) The Issuer and its Subsidiaries are in compliance in all material respects with the Communications Act, the FCC Rules and the Licenses, and are operating their physical facilities, electrical and mechanical systems and transmitting equipment and are providing the Services in compliance with the Licenses, the Communications Act and the FCC Rules. The Issuer and its Subsidiaries, in their ownership and operation of the business of the Issuer and the Subsidiaries and the provision of the Services, are operating only those facilities for which an appropriate License, waiver, consent or other authorization has been obtained and is in effect.

          (d) None of the Issuer or its Subsidiaries is aware of any facts, and none of the Issuer and its Subsidiaries has received any notice or other communication, indicating that the Issuer and the Subsidiaries, in their ownership and operation of the Licenses, the business of the Issuer and the Subsidiaries and the provision of the Services, are not in compliance with all requirements of the Communications Act or the FCC Rules or are not in compliance in all material respects with all other Applicable Law. None of the Issuer and its Subsidiaries is aware of any facts, and none of the Issuer and its Subsidiaries has received any notice or communication, formal or informal, indicating that any Governmental Authority is considering modifying, revoking, suspending, canceling, rescinding or terminating any License.

          SECTION 3.27 Vote Required. No approval of the holders of the Issuer's capital stock is required by Applicable Law, the rules of the NASDAQ National Market (based solely, with respect to the matters addressed therein, on the letter to Hunton & Williams dated May 19, 2000 from the NASDAQ) or otherwise, with respect to the Articles of Amendment, the issuance of the Securities contemplated by this Agreement, or the issuance of Common Stock upon conversion of the Series C Shares.

          SECTION 3.28 Knowledge. As used in this Section 3, the terms "knowledge" or "aware" shall mean and include the actual knowledge or awareness of the executive officers of the Issuer, following due inquiry of the employee or employees of the Issuer or its Subsidiaries responsible for the relevant subject matter.

                                   ARTICLE 4.
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser hereby severally represents and warrants to the Issuer as of the date hereof and as of the Closing Date that:

          (a) Such Purchaser understands that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws.

          (b) The Securities to be acquired by such Purchaser pursuant to this Agreement are being acquired for its own account and without a view to the resale or distribution of such Securities or any interest therein other than in a transaction exempt from registration under the Securities Act.

          (c) Such Purchaser is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

          (d) Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities and such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Securities. Such Purchaser understands that Purchaser's investment in the Securities involves a high degree of risk.

          (e) Such Purchaser has been furnished with and carefully read a copy of the Issuer SEC Reports and this Agreement (including the Schedules hereto) and has been given the opportunity to ask questions of, and receive answers from, the Issuer concerning the terms and conditions of the Securities and other related matters. To such Purchaser's knowledge, the Issuer has made available to such Purchaser or its agents all documents and information relating to an investment in the Securities requested by or on behalf of such Purchaser.

          (f) Such Purchaser understands that the Securities have not been and, except as provided in the Shareholders Agreement, are not being registered under the Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except as permitted pursuant to the Shareholders Agreement.

          (g) Such Purchaser understands that the Securities shall bear a restrictive legend substantially in the form set forth in the Shareholders Agreement.

                                   ARTICLE 5.
                             COVENANTS OF THE ISSUER

          The Issuer agrees that:

          SECTION 5.01 Access to Information.

          (a) From the date hereof until the Closing Date, the Issuer will (i) furnish to each Purchaser and its authorized representatives such financial and operating data and other information relating to the Issuer and its Subsidiaries as such Persons may reasonably request and (ii) instruct its officers, employees, counsel, independent accountants and financial advisors to cooperate with such Purchaser and its authorized representatives in its investigation of the Issuer and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in a manner that does not interfere unreasonably with the conduct of the business of the Issuer and its Subsidiaries.

          (b) After the  Closing  Date,  WCAS and MSDW shall each be entitled to
(i) receive all information made available to shareholders of the Issuer or members of the Board of Directors, in each case, at the same time as such materials are distributed to the shareholders or directors, as the case may be,
(ii) meet on a quarterly basis with members of senior management, (iii) receive copies of management reports, and (iv) have reasonable access to the Issuer's outside auditors, in each such case, for so long as WCAS and its Affiliates or MSDW and its Affiliates, respectively, beneficially own Series C Shares and/or shares of Common Stock into which such shares may be converted representing at least 50% of the shares held at Closing by WCAS or MSDW, respectively.

          (c) Each Purchaser agrees that any nonpublic information furnished to such Purchaser pursuant to this Section 5.01 shall be deemed confidential information and shall not be used by it as the basis for any market transactions in the securities of the Issuer unless and until such information is made generally available to the public. Each Purchaser further agrees that it will, upon learning that disclosure of such information is sought by a court of competent jurisdiction, give notice to the Issuer and allow the Issuer, at its expense, to undertake appropriate action to prevent disclosure of the information deemed confidential.

          SECTION 5.02 Articles of Amendment. Prior to the Closing, subject to the terms of this Agreement, the Issuer shall cause to be filed the Articles of Amendment as required pursuant to the law of the Commonwealth of Virginia.

          SECTION 5.03 Restrictions Pending the Closing. After the date hereof and prior to the Closing Date, except as expressly provided for in this Agreement or as consented to in writing by WCAS, the Issuer shall not:

               (i) amend its Articles of Incorporation or bylaws;

               (ii) split, combine or reclassify any shares of its capital stock without appropriately adjusting the conversion price and/or ratio applicable to the Series C Shares prior to their issuance at the Closing;

               (iii) declare or pay any dividend or distribution (whether in cash, stock or property) in respect of its Common Stock (other than its regularly quarterly cash dividend, if any);

               (iv) take any action, or knowingly omit to take any action, that could reasonably be expected to result in (A) any of the representations and warranties of the Issuer set forth in Article 3 becoming untrue or (B) any of the conditions to the obligations of the Purchasers set forth in Section 8.01 or 8.02 not being satisfied;

               (v) agree to amend, modify or waive in any material respect any provision of or terminate the Asset Exchange Agreement or any document or agreement related to the Asset Exchange Agreement or the transactions contemplated thereby, including without limitation the financing thereof;

               (vi) agree to amend, modify or waive in any material respect any provision of or terminate the Agreement and Plan of Merger, dated as of June 16, 2000, pertaining to the Issuer's acquisition of R&B Communications, Inc. or any document or agreement related to such agreement or the transactions contemplated thereby; or

               (vii) enter into any agreement or commitment to do any of the foregoing.

          SECTION 5.04 Reservation of Shares. For so long as any of the Securities are outstanding, the Issuer shall keep reserved for issuance a sufficient number of (a) shares of Common Stock to satisfy its conversion obligations under the Articles of Amendment with respect to the Series C Shares and (b) Series C Shares to satisfy its conversion obligations under the Articles of Amendment with respect to the Series D Shares, if applicable.

          SECTION 5.05 Tax Consistency. The Issuer will treat the Series C Shares as "common stock" for Tax purposes, unless otherwise required pursuant to a final determination or a change in Applicable Law.

          SECTION 5.06 Use of Proceeds. The Issuer shall use the proceeds received upon the sale of the Series C Shares and the Series D Shares at the Closing solely for the acquisition of Richmond 20MHz, LLC from PrimeCo PCS, L.P. pursuant to the Asset Exchange Agreement.

          SECTION 5.07 Shareholder Meeting. The Issuer shall, as soon as practicable after the date hereof, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholder Meeting") for the purpose of voting to (i) remove the Conversion Cap contemplated in subparagraph 4(a)(iii) of Exhibit A, (ii) remove the Minimum Conversion Price contemplated in subparagraph 4(g)(iv) of Exhibit A, (iii) remove any limitation on the conversion of the Series D Shares into Series C Shares and on the conversion of the Series C Shares into Common Stock, (iv) eliminate the restrictions on voting contained in Section 4.02 of the Shareholders Agreement and (v) increase the number of authorized shares of Common Stock from 20,000,000 to at least 75,000,000. The Issuer shall, through its Board of Directors, recommend to its shareholders approval of the foregoing matters and shall use its reasonable best efforts to solicit from its shareholders proxies in favor of such approval.

                                   ARTICLE 6.
                           COVENANTS OF THE PURCHASERS

          SECTION 6.01 Confidentiality. The Confidentiality Agreement dated as of January 27, 2000 between WCAS and the Issuer and the Confidentiality Agreement dated as of May 17, 2000 between Morgan Stanley Dean Witter Equity Funding, Inc. and the Issuer shall continue in full force and effect.

                                   ARTICLE 7.
                   COVENANTS OF THE ISSUER AND THE PURCHASERS

          SECTION 7.01 Required Regulatory Approvals; Reasonable Best Efforts; Further Assurances. The Issuer and the Purchasers acknowledge that certain regulatory or governmental approvals may be required to lawfully consummate the transactions contemplated by this Agreement and the Shareholders Agreement. Subject to the terms and conditions of this Agreement, the Issuer and each Purchaser will, and will cause their Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, the Shareholders Agreement and the Articles of Amendment. The Issuer and each Purchaser agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the Shareholders Agreement.

          SECTION 7.02 Certain Filings. The Issuer and each Purchaser will, and will cause their Affiliates to, cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the Shareholders Agreement, the conversion by such Purchaser of such Purchaser's Series C Shares or Series D Shares and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, the Issuer and each Purchaser obligated to file a notification under the HSR Act shall promptly after the date of this Agreement prepare and file the notifications required under the HSR Act in connection with the transactions contemplated by this Agreement. The Issuer and each Purchaser shall (A) give the other parties prompt notice of the commencement of any action, suit, litigation, arbitration, preceding or investigation by or before any governmental body with respect to the transactions contemplated by this Agreement and the Shareholders Agreement, (B) keep the other parties informed on a current basis as to the status of any such action, suit, litigation, arbitration, preceding or investigation, and (C) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental body regarding the transactions contemplated by this Agreement and the Shareholders Agreement.

          SECTION 7.03 Public Announcements. In connection with the execution of this Agreement, the Issuer shall issue a press release (a "Signing Release") and shall file with the

Commission a Report on Form 8-K with respect to the transactions contemplated hereby (the "Signing 8-K" and together with the Signing Release, the "Agreed Disclosure"). The Signing Release shall be in form and substance as agreed by the parties hereto. The Signing 8-K shall be provided to WCAS prior to filing and WCAS shall be given a reasonable opportunity to comment thereon. The Issuer shall accept all reasonable changes suggested by WCAS. If the Issuer does not accept any changes suggested in good faith by WCAS, the provisions of this
Section 7.03 shall immediately terminate and be of no further force or effect as to the Purchasers. If the Issuer accepts all such changes, the Agreed Disclosure shall serve as the basis for any public disclosure by the parties of the transactions contemplated hereby and neither the Issuer nor any Purchaser shall make any statement or representation regarding the transactions contemplated hereby, publicly or in a manner which could reasonably be expected to result in its public dissemination, which is materially inconsistent with the Agreed Disclosure. Except as otherwise permitted pursuant to this Section 7.03, the Issuer shall not use or refer to the name of any Purchaser in any public statement or disclosure without the consent of such Purchaser.

                                   ARTICLE 8.
                         CONDITIONS PRECEDENT TO CLOSING

          SECTION 8.01 Conditions to Each Party's Obligations. The obligation of each party hereto to consummate the Closing is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

          (a) All filings with, notifications to and consents from Governmental Authorities required for the consummation of the Closing shall have been made or obtained, as applicable;

          (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing;

          (c) The expiration of any applicable waiting period under the HSR Act;

          (d) The shares of Common Stock issuable upon conversion of the Series C Shares shall have been approved for quotation on the NASDAQ National Market; and

          (e) The Issuer (either directly or through Virginia RSA 6 Cellular Limited Partnership) shall have consummated simultaneously with the Closing hereunder the acquisition of Richmond 20MHz, LLC pursuant to the terms of the Asset Exchange Agreement.

          SECTION 8.02 Conditions to Each Purchaser's Obligations. The obligation of each Purchaser to consummate the Closing is further subject to the satisfaction, at or prior to the Closing Date, of the following additional conditions:

          (a) The representations and warranties of the Issuer contained herein shall be true and correct, when taken together as a whole, in all material respects on and as of the Closing Date, in each case as if made on and as of such date; the Issuer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and such Purchaser shall have received a certificate dated the Closing Date signed by an authorized officer of the Issuer to the foregoing effect;

          (b) The Articles of Amendment shall have been filed with the State Corporation Commission of the Commonwealth of Virginia in accordance with the law of the Commonwealth of Virginia;

          (c) The Shareholders Agreement shall have been executed and delivered by the parties thereto and be in full force and effect;

          (d) Such Purchaser shall have received an opinion, dated the Closing Date, of counsel to the Issuer, substantially in the form attached as Exhibit E;

          (e) Such Purchaser shall have received an opinion, dated the Closing Date, of FCC counsel to the Issuer, substantially in the form attached as Exhibit F;

          (f) No action, suit, investigation, litigation or proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing or which could have a material adverse affect on the ability of the Issuer to perform its obligations under this Agreement shall have been instituted by any Governmental Authority before any court, arbitrator or governmental body, agency or official binding on any party hereto and be pending;

          (g) Such Purchaser shall have received all documents reasonably requested by it relating to the existence of Issuer, the corporate authority for Issuer entering into, and the validity of, this Agreement, the Shareholders Agreement and the Securities, all in form and substance reasonably satisfactory to it;

          (h) The Issuer shall have received all consents and waivers by third parties that are required for the issuance of the Securities and the consummation of the transactions contemplated hereby on terms reasonably satisfactory to Purchaser (including (i) waivers of all shareholders' contractual or other preemptive and similar rights, and (ii) any consents required in order that the transactions contemplated hereby do not constitute a breach of, a default under, or a termination or modification of any material agreement to which the Issuer or any Subsidiary is a party or to which any portion of the property of the Issuer or any Subsidiary is subject);

          (i) The conditions in Sections 5.1 (excluding the Shareholder Vote referred to in Section 5.1.3) and 5.3 of the Asset Exchange Agreement shall have been satisfied in full (without reliance on any waiver by the Issuer); and

          (j) The Issuer's Rights Plan dated February 26, 2000 shall have been amended so as to be inapplicable in all respects to the issuance of the Securities and the transactions contemplated hereby, and the Issuer's Severance Pay Plan for Directors, Deferred Compensation Plan, Executive Supplemental Retirement Plan and Management Continuity Agreements shall have been amended so that the "Change of Control" provisions thereof will be inapplicable in all respects to the issuance of the Securities and the transactions contemplated hereby.

          SECTION 8.03 Conditions to Issuer's Obligations. The obligation of the Issuer to consummate the Closing is further subject to the satisfaction, at or prior to the Closing Date, of the following additional conditions:

          (a) The representations and warranties of each Purchaser contained herein that are qualified as to materiality or material adverse effect shall be true and correct in all respects on and as of the Closing Date and the representations and warranties of each Purchaser contained herein that are not so qualified shall be true and correct in all material respects on and as of the Closing Date, in each case as if made on and as of such date; each Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Purchaser at or prior to the Closing Date; and the Issuers shall have received a certificate dated the Closing Date signed by an authorized officer of such Purchaser to the foregoing effect;

          (b) The Shareholders Agreement shall have been executed and delivered by the parties thereto other than the Issuer; and

          (c) No action, suit, investigation, litigation or proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Governmental Authority before any court, arbitrator or governmental body, agency or official binding on any party hereto and be pending.

                                   ARTICLE 9.
                                  MISCELLANEOUS

          SECTION 9.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopier or similar writing) and shall be given to such party at its address or telecopier number set forth on the signature page hereof, or such other address or telecopier number as such party may hereinafter specify for the purpose to the party giving such notice. Each such notice, request or other communication shall be effective
(i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified pursuant to this Section 9.01 and the appropriate confirmation is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when delivered at the address specified in this Section 9.01.

          SECTION 9.02 No Waivers; Amendments.

          (a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          (b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by all the parties hereto.

          SECTION 9.03 Survival. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby for a period of 18 months following the Closing, regardless of any investigation made by any Purchaser or on its behalf; provided, however, that the representations and warranties contained in Sections 3.01, 3.02, 3.04, 3.15 and 3.27 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby indefinitely.

          SECTION 9.04 Indemnification.

          (a) Effective upon the Closing, the Issuer hereby indemnifies each Purchaser and its Affiliates against and agrees to hold such Purchaser and its Affiliates harmless from any and all actions, causes of action or suits brought by third parties, damages, losses (including by reason of a diminution in value of the Securities), liabilities and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) ("Damages") incurred or suffered by such Purchaser or its Affiliates arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by the Issuer pursuant to this Agreement; provided that (i) the Issuer shall not be liable under this Section 9.04 unless the aggregate amount of Damages with respect to all matters referred to in this Section 9.04 exceeds $1,000,000 (in which case all Damages shall be made subject to indemnification hereunder); (ii) the Issuer's maximum liability under this Section 9.04 shall not exceed the amount of the aggregate purchase price paid for all Securities purchased by the Purchasers pursuant to this Agreement; and (iii) if the Damages for which indemnification is being sought are the result of a misrepresentation or breach of warranty, then a written claim for indemnification must be delivered to the Issuer within the applicable survival period set forth in
Section 9.03. The Issuer's obligation to indemnify Purchasers for Damages hereunder shall be reduced by the amount of any Tax benefit actually received by a Purchaser as the result of the loss recognized in connection with such Damages.

          (b) Effective upon the Closing, each Purchaser hereby, severally and not jointly, indemnifies the Issuer and its Affiliates against and agrees to hold the Issuer and its Affiliates harmless from any and all Damages incurred or suffered by the Issuer or its Affiliates arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by such Purchaser pursuant to this Agreement; provided that (i) such Purchaser shall not be liable under this Section 9.04 unless the aggregate amount of Damages with respect to all matters referred to in this Section 9.04 exceeds 1% of the amount of the purchase price paid for the Securities purchased by such Purchaser pursuant to this Agreement (in which case all Damages shall be made subject to indemnification hereunder); (ii) such Purchaser's maximum liability under this
Section 9.04 shall not exceed the amount of the purchase price paid for the Securities purchased by such Purchaser pursuant to this Agreement; and (iii) if the Damages for which indemnification is being sought are the result of a misrepresentation or breach of warranty, then a written claim for indemnification must be delivered to such Purchaser within the applicable survival period set forth in Section 9.03. The Purchasers may elect to satisfy any indemnification obligation hereunder by tendering to the Issuer Securities having a liquidation preference equal to the amount of Damages to be indemnified.

          SECTION  9.05  Procedures.  The party  seeking  indemnification  under
Section 9.04 (the "Indemnified Party") agrees to give prompt notice to the party against whom indemnity is sought (the "Indemnifying Party") and to all other Purchasers of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section. The Indemnifying Party may at its election participate in and control the defense of any such suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under Section 9.04 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

          SECTION 9.06 Expenses; Documentary Taxes. The Issuer shall reimburse each Purchaser at the Closing or upon termination of this Agreement for all of their respective reasonable out-of-pocket expenses, including without limitation the fees and disbursements of its counsel and its mergers and acquisitions advisor, incurred in connection with the negotiation, preparation, execution and delivery of this Agreement (including the exhibits hereto) and the consummation of the transactions contemplated by this Agreement; provided, however, that the Issuer shall not be obligated to pay any fees or expenses of a Purchaser if this Agreement is terminated due to a breach by such Purchaser. The Issuer shall pay any and all stamp, transfer and other similar taxes payable or determined to be payable in connection with the execution and delivery of this Agreement or the Shareholders Agreement or the issuance of the Securities or any shares of Common Stock issued upon conversion or exercise of the Securities; provided that the Issuer shall not be required to pay any Tax which may be payable in respect of any transfer in connection with the issuance or delivery of the Securities in a name other than that of a Purchaser.

          SECTION 9.07 Termination.

          (a) This Agreement may be terminated at any time prior to the Closing:

               (i) by mutual written agreement of the Issuer and each Purchaser;

               (ii) by the Issuer or WCAS if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable, final order, decree or judgment of any court or governmental body having competent jurisdiction;

               (iii) by WCAS if the Closing has not occurred on or before 12:01 a.m. New York, New York time on October 2, 2000; provided that such date shall be extended until the date which is seven months from such date, if the date specified in Section 7.1(a)(iv) of the Asset Exchange Agreement is similarly extended; or

               (iv) by the Issuer or WCAS if the Asset Exchange Agreement is terminated or if the acquisition of Richmond 20MHz, LLC is abandoned by the Issuer (directly or through Virginia RSA 6 Cellular Limited Partnership).

The party desiring to terminate this Agreement pursuant to clauses  9.07(a)(ii),
(iii) or (iv) shall give notice of such termination to the other parties hereto.

          (b) If this Agreement is terminated as permitted by Section 9.07(a), such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that if such termination shall result from the willful (i) failure by any party to fulfill a condition to the performance of the obligations of the other parties, (ii) failure by any party to perform a covenant of this Agreement or (iii) breach by any party hereto of any representation, warranty, covenant or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Sections 6.01, 9.01, 9.06, 9.09, 9.10, 9.11, 9.12, 9.13, 9.14, 9.15 and 9.16 shall survive any termination hereof pursuant to Section 9.07(a).

          SECTION 9.08 Successors and Assigns. No party may assign any of its rights and obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns.

          SECTION 9.09 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereto waives to the fullest extent permitted by law any right to trial by jury in respect of any claim, demand, action or cause of action based on, or arising out of, under or in connection with this Agreement, or any course of conduct, course of dealing, verbal or written statement or action of any party hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF A ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

          SECTION 9.10 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.01 shall be deemed effective service of process on such party.

          SECTION 9.11 Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

          SECTION 9.12 Entire Agreement. This Agreement, the Shareholders Agreement, the Articles of Amendment and any other documents executed concurrently herewith and the Confidentiality Agreement dated as of January 27, 2000 between WCAS and the Issuer and the Confidentiality Agreement dated as of May 17, 2000 between Morgan Stanley Dean Witter Equity Funding, Inc. and the Issuer constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

          SECTION 9.13 Remedies. Each holder of Securities and Common Stock issuable upon conversion or exercise thereof shall have all rights and remedies set forth in this Agreement, the Articles of Incorporation and the Articles of Amendment and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

          SECTION 9.14 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          SECTION 9.15 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

          SECTION 9.16 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

                                    * * * * *

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first above written.

                                        CFW COMMUNICATIONS COMPANY


                                        By:  ___________________________________
                                             Name:
                                             Title:

                                        Address for notices:
                                        -------------------------

                                             CFW Communications Company
                                             401 Spring Lane, Suite 300
                                             Waynesboro, VA  22980
                                             Facsimile: (540) 956-3595
                                             Attention: Warren Catlett

                                        With a copy to:

                                             Hunton & Williams
                                             Bank of America Plaza
                                             Suite 4100
                                             600 Peachtree Street, NE
                                             Atlanta, GA  30308-2216
                                             Facsimile: (404) 888-4190
                                             Attention: David Carter, Esq.

                                        WELSH, CARSON, ANDERSON &
                                        STOWE VIII, L.P.

                                        By:  WCAS VIII Associates, LLC,
                                             as General Partner

                                        By:  ___________________________________
                                             Name:
                                             Title:  Managing Member

                                        Address for notices:
                                        -------------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention:  Jon Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                        WELSH, CARSON, ANDERSON &
                                        STOWE IX, L.P.

                                        By:  WCAS IX Associates, LLC,
                                             as General Partner


                                        By:  ___________________________________
                                             Name:
                                             Title:  Managing Member

                                        Address for notices:
                                        -------------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention:  Jon Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                        MORGAN STANLEY DEAN WITTER EQUITY
                                        FUNDING, INC.


                                        By:  ___________________________________
                                             Name:
                                             Title:  Managing Member

                                        Address for notices:
                                        -------------------------

                                             1585 Broadway
                                             New York, NY 10036
                                             Facsimile:
                                             Attention:

                                        By:  ___________________________________
                                             Name:    Jonathan M. Rather
                                             as Attorney-in-fact for the
                                             individual investors listed below:

                                             Patrick J. Welsh
                                             Russell L. Carson
                                             Bruce K. Anderson
                                             Andrew M. Paul
                                             Thomas E. McInerney
                                             Robert A. Minicucci
                                             Lawrence B. Sorrel
                                             Anthony J. de Nicola
                                             Paul B. Queally
                                             Rudolph E. Rupert
                                             Jonathan M. Rather
                                             D. Scott Mackesy
                                             Sanjay Swani
                                             John D. Clark
                                             Sean M. Traynor
                                             John Almeida
                                             Eric J Lee

                                        Address for notices:
                                        -------------------------

                                             c/o Welsh, Carson, Anderson & Stowe
                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile:  (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile:  (212) 446-4900
                                             Attention:  Michael Movsovich, Esq.

                                                                         Annex I


                Securities to be Purchased (if Shareholder Approval is not obtained prior to Closing)

--------------------------------------------------------------------------------------------------------------------------
       PURCHASER                     NUMBER OF           Number of              PURCHASE PRICE           PURCHASE PRICE
                                     SERIES C            Series D                FOR SERIES C             FOR SERIES D
                                      SHARES              Shares                    SHARES                   SHARES
                                                                                ($1,000/share)           ($1,000/share)
--------------------------------------------------------------------------------------------------------------------------
Welsh, Carson, Anderson             20,298.860         27,777.640               $20,298,860              $27,777,640
& Stowe VIII, L.P.
--------------------------------------------------------------------------------------------------------------------------
Patrick J. Welsh                       257.343            352.157                   257,343                  352,157
--------------------------------------------------------------------------------------------------------------------------
Russell L. Carson                      257.343            352.157                   257,343                  352,157
--------------------------------------------------------------------------------------------------------------------------
Bruce K. Anderson                      257.343            352.157                   257,343                  352,157
--------------------------------------------------------------------------------------------------------------------------
Andrew M. Paul                         212.588            290.912                   212,588                  290,912
--------------------------------------------------------------------------------------------------------------------------
Thomas E. McInerney                    257.343            352.157                   257,343                  352,157
--------------------------------------------------------------------------------------------------------------------------
Robert A. Minicucci                    132.999            182.001                   132,999                  182,001
--------------------------------------------------------------------------------------------------------------------------
Lawrence B. Sorrel                      84.444            115.556                    84,444                  115,556
--------------------------------------------------------------------------------------------------------------------------
Anthony J. de Nicola                    73.889            101.112                    73,889                  101,112
--------------------------------------------------------------------------------------------------------------------------
Paul B. Queally                         55.733             76.267                    55,733                   76,267
--------------------------------------------------------------------------------------------------------------------------
Rudolph E. Rupert                       21.111             28.889                    21,111                   28,889
--------------------------------------------------------------------------------------------------------------------------
Jonathan M. Rather                       4.222              5.778                     4,222                    5,778
--------------------------------------------------------------------------------------------------------------------------
D. Scott Mackesy                          .633               .867                       633                      867
--------------------------------------------------------------------------------------------------------------------------
Sanjay Swani                             1.478              2.022                     1,478                    2,022
--------------------------------------------------------------------------------------------------------------------------
John D. Clark                            1.689              2.311                     1,689                    2,311
--------------------------------------------------------------------------------------------------------------------------
Sean M. Traynor                          3.166              4.333                     3,166                    4,333
--------------------------------------------------------------------------------------------------------------------------
John Almeida                             1.900              2.600                     1,900                    2,600
--------------------------------------------------------------------------------------------------------------------------
Eric J Lee                               1.056              1.444                     1,056                    1,444
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter               5,278              7,222                 5,278,000                7,222,000
Witter Equity
Funding, Inc.
--------------------------------------------------------------------------------------------------------------------------

                                                                        Annex II


                  Securities to be Purchased (if Shareholder Approval is obtained prior to Closing)

--------------------------------------------------------------------------------------------------------------------------
            PURCHASER                                       NUMBER OF SERIES C                 PURCHASE PRICE
                                                                  SHARES                     FOR SERIES C SHARES
                                                                                                ($1,000/share)
--------------------------------------------------------------------------------------------------------------------------
Welsh, Carson, Anderson & Stowe VIII, L.P.                          48,076.5                    $48,076,500
--------------------------------------------------------------------------------------------------------------------------
Welsh, Carson, Anderson & Stowe IX, L.P.                            48,076.5                     48,076,500
--------------------------------------------------------------------------------------------------------------------------
Patrick J. Welsh                                                       609.5                       609,500
--------------------------------------------------------------------------------------------------------------------------
Russell L. Carson                                                      609.5                       609,500
--------------------------------------------------------------------------------------------------------------------------
Bruce K. Anderson                                                      609.5                       609,500
--------------------------------------------------------------------------------------------------------------------------
Andrew M. Paul                                                         503.5                       503,500
--------------------------------------------------------------------------------------------------------------------------
Thomas E. McInerney                                                    609.5                       609,500
--------------------------------------------------------------------------------------------------------------------------
Robert A. Minicucci                                                    315.0                       315,000
--------------------------------------------------------------------------------------------------------------------------
Lawrence B. Sorrel                                                     200.0                       200,000
--------------------------------------------------------------------------------------------------------------------------
Anthony J. de Nicola                                                   175.0                       175,000
--------------------------------------------------------------------------------------------------------------------------
Paul B. Queally                                                        132.0                       132,000
--------------------------------------------------------------------------------------------------------------------------
Rudolph E. Rupert                                                       50.0                        50,000
--------------------------------------------------------------------------------------------------------------------------
Jonathan M. Rather                                                      10.0                        10,000
--------------------------------------------------------------------------------------------------------------------------
D. Scott Mackesy                                                         1.5                         1,500
--------------------------------------------------------------------------------------------------------------------------
Sanjay Swani                                                             3.5                         3,500
--------------------------------------------------------------------------------------------------------------------------
John D. Clark                                                            4.0                         4,000
--------------------------------------------------------------------------------------------------------------------------
Sean M. Traynor                                                          7.5                         7,500
--------------------------------------------------------------------------------------------------------------------------
John Almeida                                                             4.5                         4,500
--------------------------------------------------------------------------------------------------------------------------
Eric J Lee                                                               2.5                         2,500
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter Equity                                   12,500.0                    12,500,000
Funding, Inc.
--------------------------------------------------------------------------------------------------------------------------

                                                                       Annex III


                  Securities to be Purchased (if Shareholder Approval is not obtained prior to Closing)

--------------------------------------------------------------------------------------------------------------------------
       PURCHASER                     NUMBER OF           Number of              PURCHASE PRICE           PURCHASE PRICE
                                     SERIES C            Series D                FOR SERIES C             FOR SERIES D
                                      SHARES              Shares                    SHARES                   SHARES
                                                                                ($1,000/share)           ($1,000/share)
--------------------------------------------------------------------------------------------------------------------------
Welsh, Carson, Anderson &               6,153.728         5,865.272              $6,153,728               $5,865,272
--------------------------------------------------------------------------------------------------------------------------
Welsh, Carson, Anderson &               6,153.728         5,865.272               6,153,728                5,865,272
--------------------------------------------------------------------------------------------------------------------------
Patrick J. Welsh                           77.824            74.176                  77,824                   74,176
--------------------------------------------------------------------------------------------------------------------------
Russell L. Carson                          77.824            74.176                  77,824                   74,176
--------------------------------------------------------------------------------------------------------------------------
Bruce K. Anderson                          77.824            74.176                  77,824                   74,176
--------------------------------------------------------------------------------------------------------------------------
Andrew M. Paul                             64.512            61.488                  64,512                   61,488
--------------------------------------------------------------------------------------------------------------------------
Thomas E. McInerney                        77.824            74.176                  77,824                   74,176
--------------------------------------------------------------------------------------------------------------------------
Robert A. Minicucci                        40.448            38.552                  40,448                   38,552
--------------------------------------------------------------------------------------------------------------------------
Lawrence B. Sorrel                         25.600            24.400                  25,600                   24,400
--------------------------------------------------------------------------------------------------------------------------
Anthony J. de Nicola                       22.528            21.472                  22,528                   21,472
--------------------------------------------------------------------------------------------------------------------------
Paul B. Queally                            16.896            16.104                  16,896                   16,104
--------------------------------------------------------------------------------------------------------------------------
Rudolph E. Rupert                           6.656             6.344                   6,656                    6,344
--------------------------------------------------------------------------------------------------------------------------
Jonathan M. Rather                          1.536             1.464                   1,536                    1,464
--------------------------------------------------------------------------------------------------------------------------
Sanjay Swani                                 .512              .488                     512                      488
--------------------------------------------------------------------------------------------------------------------------
John D. Clark                                .512              .488                     512                      488
--------------------------------------------------------------------------------------------------------------------------
Sean M. Traynor                             1.024              .976                   1,024                      976
--------------------------------------------------------------------------------------------------------------------------
John Almeida                                 .512              .488                     512                      488
--------------------------------------------------------------------------------------------------------------------------
Eric J Lee                                   .512              .488                     512                      488
--------------------------------------------------------------------------------------------------------------------------

                                                                       EXHIBIT F


                         TERMS OF THE SENIOR CUMULATIVE
                      CONVERTIBLE PREFERRED STOCK, SERIES C
                                       OF
                           CFW COMMUNICATIONS COMPANY


          1. NUMBER; RANK. The number of authorized shares of Senior Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock") shall be 137,500. The Series C Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution and winding up, rank (i) pari passu with the Company's Senior Cumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock") and with the Company's Senior Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") and (ii) senior to all classes of the Company's common stock, no par value per share ("Common Stock"), and to each other class of capital stock of the Company now or hereafter established (collectively, the "Junior Securities"). The definition of Junior Securities shall also include any rights or options exercisable for or convertible into any of the Junior Securities.

          2. DIVIDENDS.

          (a) Each holder of Series C Preferred Stock shall be entitled to receive, in respect of each Dividend Period, when, as and if declared by the Board of Directors of the Company, out of funds legally available for the payment of dividends, cumulative dividends in an amount per share equal to the excess (if any) of (i) the Applicable Percentage of the Accreted Value as of the immediately preceding Dividend Payment Date (or, for the initial Dividend Period, as of the date of issuance) over (ii) the amount of any regular cash dividends per share of Series C Preferred Stock that have been paid during such Dividend Period pursuant to paragraph 2(d). Subject to the provisions of paragraph 2(b), dividends paid pursuant to this paragraph 2(a) shall be payable in cash in arrears semi-annually on June 30 and December 31 of each year (each of such dates being a "Dividend Payment Date" and each such semi-annual period being a "Dividend Period"). Such dividends shall accrue from the date of issue (except that dividends on any amounts added to the Accreted Value pursuant to paragraph 2(b) shall accrue from the date such amounts are added to the Accreted Value), whether or not in any Dividend Period or Periods there shall be funds of the Company legally available for the payment of such dividends. Each such dividend shall be payable to the holders of record of shares of the Series C Preferred Stock on June 1 and December 1, as they appear on the stock records of the Company at the close of business on such record dates. The date on which the Company initially issues any share of Series C Preferred Stock shall be deemed to be its "date of issue" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Company and regardless of the number of certificates which may be issued to evidence such share.

          (b) If dividends are not paid in cash on any Dividend Payment Date for the immediately preceding Dividend Period (or portion thereof if less than a full Dividend Period), the unpaid amount shall be added to the Accreted Value for purposes of calculating succeeding periods' dividends. Notwithstanding the addition to Accreted Value, the Company may pay, when, as and if declared by the Board of Directors of the Company, the amount of dividends previously added to the Accreted Value pursuant to the preceding sentence, and, if and when so paid, the Accreted Value shall be reduced by the amount of such payments; provided that if on the date on which any such dividend is declared the Daily Price of a share of Common Stock is equal to or exceeds the then applicable Conversion Price, then the Company shall declare and pay such dividend in the number of shares of Common Stock determined by dividing the cash amount of such dividend that the Company otherwise would pay by the then applicable Conversion Price, and the Accreted Value shall be reduced by the amount of cash the Company otherwise would have paid.

          (c) The Applicable Percentage for each full Dividend Period for the Series C Preferred Stock shall be 4.25%. The Applicable Percentage for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Series C Preferred Stock shall be computed on the basis of a per annum rate of 8.50% and the actual number of days elapsed over twelve 30-day months and a 360-day year. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock that may be in arrears. Notwithstanding the foregoing, if Shareholder Approval is obtained, this subparagraph 2(c) shall automatically be amended by substituting (i) "2.75%" for "4.25%" in the first sentence hereof and (ii) "5.50%" for "8.50%" in the second sentence hereof; such amendment to take effect (x) as of the original date of issuance of the Series C Preferred Stock, if Shareholder Approval is obtained on or before the date which is six months from the original date of issuance, or (y) as of the date Shareholder Approval is obtained, if Shareholder Approval is obtained following the date which is six months from the original date of issuance.

          (d) In case the Company shall fix a record date for the making of any dividend or distribution to holders of Common Stock, whether payable in cash, securities or other property (other than dividends or distributions payable solely in Common Stock), the holder of each share of Series C Preferred Stock on such record date shall be entitled to receive an equivalent dividend or distribution based on the number of shares of Common Stock into which such share of Series C Preferred Stock is convertible on such record date (disregarding any Conversion Cap or Minimum Conversion Price then in effect).

          (e) So long as any shares of the Series C Preferred Stock are outstanding, no Junior Securities shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, directly or indirectly (except by conversion into or exchange for Junior Securities) or any cash dividend made on any Junior Security other than the ordinary dividend on the Company's Common Stock as determined and declared by the Board in which the holders of the Series C Preferred Stock participate in accordance with subparagraph (d) above, unless in each case (i) the full dividends on all outstanding shares of the Series C Preferred Stock shall have been paid or set apart for payment for all past Dividend Periods and (ii) sufficient funds shall have been paid or set apart for the payment of the dividend for the current Dividend Period with respect to the Series C Preferred Stock.

          3. LIQUIDATION PREFERENCE.

          (a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holder of each share of Series C Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Value of such share on the date of distribution, and such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series C Preferred Stock, Series B Preferred Stock and Series D Preferred Stock (collectively, the "Preferred Stock") shall be insufficient to pay in full the preferential amount due on such shares, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock if all amounts payable thereon were paid in full. Solely for the purposes of this paragraph 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a liquidation, dissolution or winding-up of the Company.

          (b) After payment shall have been made in full to the holders of the Preferred Stock, as provided in this paragraph 3, any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed to holders of capital stock of the Company, and the holders of the Preferred Stock shall not be entitled to share therein.

          4. CONVERSION.

          (a) (i) Subject to the provisions of this paragraph 4, each holder of shares of Series C Preferred Stock shall have the right, at any time and from time to time, at such holder's option, to convert its outstanding shares of
Series C Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock. Subject to subparagraph 4(a)(ii) below, the number of shares of Common Stock deliverable upon conversion of one share of Series C Preferred Stock shall be equal to (i) the Accreted Value of such share on the date of conversion, plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period, divided by (ii) the Conversion Price on such date. No notice delivered by the Company pursuant to paragraph 5 will limit in any way any holder's rights to convert pursuant to this paragraph 4(a). In order to exercise the conversion privilege set forth in paragraph 4(a), the holder of the shares of Series C Preferred Stock to be converted shall surrender the certificate representing such shares at the office of the Company, with a written notice of election to convert completed and signed, specifying the number of shares to be converted. Each conversion pursuant to paragraph 4(a) shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series C Preferred Stock shall have been surrendered and such notice received by the Company as aforesaid, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time on such date. Effective upon such conversion, the shares of Series C Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares surrendered for conversion shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this paragraph 4.

               (ii) In connection with any conversion of shares of Series C Preferred Stock into shares of Common Stock occurring within 30 days of the Company's delivery of a Change of Control Notice pursuant to the provisions of paragraph 4(m), the number of shares of Common Stock deliverable upon conversion of one share of Series C Preferred Stock shall be equal to (x) the Change of Control Amount, divided by (y) the Conversion Price on such date.

               (iii) Unless Shareholder Approval is obtained, in no event shall the conversion of the Series C Preferred Stock result in the issuance, in the aggregate, of more than 1,796,000 shares of Common Stock (subject to proportional adjustment for any stock split, stock dividend, recapitalization, reverse stock split or other similar event with respect to the Common Stock) (the resulting number, the "Conversion Cap"). Any portion of the Accreted Value that may not be converted into Common Stock as a result of the Conversion Cap shall be paid in cash by the Company at the time the Conversion Cap is reached. If Shareholder Approval is obtained, this subparagraph 4(a)(iii) shall be of no further force or effect.

          (b) (i) Unless the shares issuable on conversion pursuant to this paragraph 4 are to be issued in the same name as the name in which such shares of Series C Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the holder or the holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

               (ii) As promptly as possible, but in any event within 5 days, after the surrender by the holder of the certificates for shares of Series C Preferred Stock as aforesaid, the Company shall issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this paragraph 4.

               (iii) All shares of Common Stock delivered upon conversion of the Series C Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

          (c) (i) Upon delivery to the Company by a holder of shares of Series C Preferred Stock of a notice of election to convert pursuant to paragraph 4(a) above, the right of the Company to purchase such shares of Series C Preferred Stock shall terminate, regardless of whether a notice has been mailed pursuant to paragraph 5.

               (ii) From the date of delivery by a holder of shares of Series C Preferred Stock of such notice of election to convert, in lieu of dividends on such Series C Preferred Stock pursuant to paragraph 2, such Series C Preferred Stock shall participate equally and ratably with the holders of shares of Common Stock in all dividends paid on the Common Stock.

               (iii) Except as provided herein, the Company shall make no payment or adjustment for accrued dividends on shares of Series C Preferred Stock, whether or not in arrears, on conversion of such shares or for dividends in cash on the shares of Common Stock issued upon such conversion.

          (d) (i) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock as shall be required for the purpose of effecting conversion of the Series C Preferred Stock.

               (ii) Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Series C Preferred Stock, the Company shall comply with all applicable federal and state laws and regulations which require action to be taken by the Company.

          (e) The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversion of the Series C Preferred Stock pursuant hereto; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series C Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

          (f) In connection with the conversion of any shares of Series C Preferred Stock, no fractional shares of Common Stock shall be issued, but in lieu thereof the Company shall pay to the holder thereof the value of such share in cash as determined by reference to the Daily Price as of the date of conversion of such fractional share.

          (g) CONVERSION PRICE.

               (i) In order to prevent dilution of the conversion rights granted under this paragraph 4, the Conversion Price shall be subject to adjustment from time to time pursuant to this paragraph (g).

               (ii) Subject to the Minimum Conversion Price, if any, if and whenever on or after the original date of issuance of the Series C Preferred Stock the Company issues or sells, or in accordance with paragraph (h) is deemed to have issued or sold, any shares of its Common Stock without consideration or at a price per share less than the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then in each such case, the Conversion Price, upon each such issuance or sale, except as hereinafter provided, shall be lowered so as to be equal to an amount determined by multiplying the Conversion Price in effect immediately prior to such issuance or sale by the following fraction:

                                      P + N
                                   -----------
                                      P + F

          where

          P = the number of shares of Common Stock outstanding immediately prior to such issuance or sale, assuming the exercise or conversion of all outstanding securities exercisable for or convertible into Common Stock at any time on or after the date of such calculation

          N = the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Conversion Price in effect immediately prior to such issuance or sale F = the number of additional shares of Common Stock so issued or sold

               (iii) Notwithstanding the foregoing, there shall be no adjustment in the Conversion Price as a result of (A) any issue or sale (or deemed issue or sale) of Options to acquire shares of Common Stock to employees of the Company, or shares of Common Stock issuable pursuant to the exercise of such Options, pursuant to stock option plans approved by the Company's Board of Directors so long as the exercise price of such Options is not less than the Current Market Price Per Common Share on the date such Options are issued as determined by the Company's Board of Directors in its good faith judgment, or any issuance of shares of Common Stock pursuant to the exercise of Options outstanding as of July 11, 2000; (B) the issuance of up to 3,716,400 shares of Common Stock to the sellers in connection with the closing of the Company's acquisition of R&B Communications, Inc. and the issuance to employees of R&B Communications, Inc. of options to acquire shares of Common Stock (not exceeding 65,000 shares in the aggregate) pursuant to the terms set forth in Exhibit G to the Agreement and Plan of Merger, dated as of June 16, 2000, by and among R&B Communications, Inc., R&B Combination Company and the Company; (C) Common Stock issued pursuant to and in accordance with the terms of the Company's Dividend Reinvestment Plan (so long as such shares are issued at a price which is no less than the Daily Price on the date of issuance) or 1997 Employee Stock Purchase Plan, each as in effect as of July 11, 2000; and (D) the issuance of up to 600,000 shares of Common Stock in connection with the purchase by the Company of minority interests in the Virginia PCS Alliance, the West Virginia PCS Alliance and/or the Virginia RSA 6 Cellular Limited Partnership (assuming that the aggregate purchase price for all such minority interests does not exceed $21 million).

               (iv) Unless Shareholder Approval has been obtained, in no event shall the Conversion Price be adjusted below $35.50 (the "Minimum Conversion Price"). If Shareholder Approval is obtained, this subparagraph 4(g)(iv) shall be of no further force or effect.

          (h) EFFECT ON CONVERSION PRICE OF CERTAIN EVENTS. For purposes of determining the adjusted Conversion Price under paragraph (g), the following shall be applicable:

               (i) ISSUANCE OF RIGHTS OR OPTIONS. Except for Options granted in accordance with the provisions of paragraph (g)(iii) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the Company in any manner grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Options for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Conversion Price shall be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

               (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than
(a) the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such
Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Conversion Price shall be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this paragraph (h), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii)  CHANGE IN OPTION  PRICE OR  CONVERSION  RATE.  Except  for
Options granted in accordance with the provisions of paragraph (g)(iii) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the purchase price provided for in any Options, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided that if such adjustment would result in an increase of the Conversion Price then in effect, such adjustment shall not be effective until 30 days after written notice thereof has been given by the Company to all holders of the Series C Preferred Stock. For purposes of paragraph (h), if the terms of any Option or Convertible Security which was outstanding as of the date of issuance of the Series C Preferred Stock are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Conversion Price hereunder to be increased.

               (iv) TREATMENT OF EXPIRED OPTIONS AND UNEXERCISED CONVERTIBLE SECURITIES. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Security without the exercise of any such Option or right, the Conversion Price then in effect hereunder shall be adjusted immediately to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Conversion Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Series C Preferred Stock. For purposes of paragraph (h), the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of the Series C Preferred Stock shall not cause the Conversion Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date of issuance of the Series C Preferred Stock.

               (v) CALCULATION OF CONSIDERATION RECEIVED. If any Common Stock, Option or Convertible Security is issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. If any Common Stock, Option or Convertible Security is issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. If any Common Stock, Option or Convertible Security is issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving Company, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Option or Convertible Security, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Company and the holders of a majority of the outstanding Series C Preferred Stock. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Company and the holders of a majority of the outstanding Series C Preferred Stock. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

               (vi) INTEGRATED TRANSACTIONS. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option shall be deemed to have been issued for a consideration of $.01.

               (vii) RECORD DATE. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (a) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (b) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or upon the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (i) SUBDIVISION OR COMBINATION OF COMMON STOCK. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          (j) REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, is referred to herein as an "Organic Change". Prior to the consummation of any Organic Change, the Company shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series C Preferred Stock then outstanding) to insure that each of the holders of Series C Preferred Stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series C Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series C Preferred Stock immediately prior to such Organic Change. In each such case, the Company shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series C Preferred Stock then outstanding) to insure that the provisions of paragraph 4 hereof shall thereafter be applicable to the Series C Preferred Stock (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Conversion Price pursuant to the provisions of this paragraph 4 to give effect to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of Series C Preferred Stock, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series C Preferred Stock then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (k) CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of paragraph 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series C Preferred Stock; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to paragraph 4 or decrease the number of shares of Conversion Stock issuable upon conversion of each share of Series C Preferred Stock.

          (l) NOTICES.

               (i) Immediately upon any adjustment of the Conversion Price, the Company shall give written notice thereof to all holders of Series C Preferred Stock, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (ii) The Company shall give written notice to all holders of Series C Preferred Stock at least 20 days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock (other than the Company's ordinary Common Stock dividend), (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (iii) The Company shall also give written notice to the holders of Series C Preferred Stock at least 20 days prior to the date on which any Organic Change shall take place.

          (m) Change of Control Offer.

               (i) Promptly after the occurrence of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall commence (or cause to be commenced) an offer to purchase all outstanding shares of Series C Preferred Stock pursuant to the terms described in paragraph (m)
(iv) (the "Change of Control Offer") at a purchase price equal to the Change of Control Amount on the Change of Control Payment Date, and shall purchase (or cause the purchase of) any shares of Series C Preferred Stock tendered in the Change of Control Offer pursuant to the terms hereof.

               (ii) At the option of each holder of Series C Preferred Stock, the Change of Control Amount payable to such holder shall be payable (i) in cash, (ii) in a number of shares of Common Stock (or the securities of the entity into which the Common Stock became converted or was exchanged in connection with the Change of Control) determined by dividing the portion of the Change of Control Amount that would otherwise be paid in cash (and which the holder has elected to receive in shares) by the Conversion Price in effect as of the date on which the Change of Control occurred (which will determine the number of shares of the Company that the holder would receive, which shall then be used to determine the number of shares of the successor entity, if applicable, that the holder is entitled to receive), or (iii) in a combination of cash and such shares.

               (iii) If a holder elects to receive the Change of Control Amount in cash, prior to the mailing of the notice referred to in paragraph (m)(iv), but in any event within 20 days following the date on which a Change of Control has occurred, the Company shall (A) promptly determine if the purchase of the Series C Preferred Stock for cash would violate or constitute a default under the indebtedness of the Company and (B) either shall repay to the extent necessary all such indebtedness or preferred stock of the Company that would prohibit the repurchase of the Series C Preferred Stock pursuant to a Change of Control Offer or obtain any requisite consents or approvals under instruments governing any indebtedness or preferred stock of the Company to permit the repurchase of the Series C Preferred Stock for cash. The Company shall first comply with this paragraph (m)(iii) before it shall repurchase for cash any Series C Preferred Stock pursuant to this paragraph (m).

               (iv) Within 20 days following the date on which a Change of Control has occurred, the Company shall send, by first-class mail, postage prepaid, a notice (a "Change of Control Notice") to each holder of Series C Preferred Stock. If applicable, such notice shall contain all instructions and materials necessary to enable such holders to tender Series C Preferred Stock pursuant to the Change of Control Offer. Such notice shall state:

               (A) that a Change of Control has occurred, that a Change of Control Offer is being made pursuant to this paragraph (m) and that all Series C Preferred Stock validly tendered and not withdrawn will be accepted for payment;

               (B) the purchase price (including the amount of accrued dividends, if any) and the purchase date (which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law) (the "Change of Control Payment Date");

               (C) that any shares of Series C Preferred Stock not tendered will continue to accrue dividends;

               (D) that, unless the Company defaults in making payment therefor, any share of Series C Preferred Stock accepted for payment pursuant to the Change of Control Offer shall cease to accrue dividends after the Change of Control Payment Date;

               (E) that holders electing to have any share of Series C Preferred Stock purchased pursuant to a Change of Control Offer will be required to surrender stock certificates representing such shares of Series C Preferred Stock, properly endorsed for transfer, together with such other customary documents as the Company and the Transfer Agent may reasonably request to the Transfer Agent and registrar for the Series C Preferred Stock at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date;

               (F) that holders will be entitled to withdraw their election if the Company receives, not later than five business days prior to the Change of Control Payment Date, a telegram, facsimile transmission or letter setting forth the name of the holder, the number of shares of Series C Preferred Stock the holder delivered for purchase and a statement that such holder is withdrawing its election to have such shares of Series C Preferred Stock purchased;

               (G) that holders who tender only a portion of the shares of Series C Preferred Stock represented by a certificate delivered will, upon purchase of the shares tendered, be issued a new certificate representing the unpurchased shares of Series C Preferred Stock; and

               (H) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control).

               (v) The Company will comply with any tender offer rules under the Exchange Act which may then be applicable in connection with any offer made by the Company to repurchase the shares of Series C Preferred Stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions hereof, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligation hereunder by virtue thereof.

               (vi) On the Change of Control Payment Date, the Company shall (A) accept for payment the shares of Series C Preferred Stock validly tendered pursuant to the Change of Control Offer, (B) pay to the holders of shares so accepted the purchase price therefor, at the option of each such holder, in cash or Common Stock (or the securities of the entity into which the Common Stock became converted in connection with the Change of Control) as provided in paragraph (ii) above and (C) cancel each surrendered certificate and retire the shares represented thereby. Unless the Company defaults in the payment for the shares of Series C Preferred Stock tendered pursuant to the Change of Control Offer, dividends will cease to accrue with respect to the shares of Series C Preferred Stock tendered and all rights of holders of such tendered shares will terminate, except for the right to receive payment therefor on the Change of Control Payment Date.

               (vii) To accept the Change of Control Offer, the holder of a share of Series C Preferred Stock shall deliver, prior to the close of business on the business day prior to the Change of Control Payment Date, written notice to the Company (or an agent designated by the Company for such purpose) of such holder's acceptance, together with certificates evidencing the shares of Series C Preferred Stock with respect to which the Change of Control Offer is being accepted, duly endorsed for transfer.

          (n) CERTAIN MERGERS. In connection with any consolidation with or merger with or into, any person in a transaction where the Common Stock is converted into or exchanged for securities of such person or an affiliate of such person, the Company covenants that as a condition precedent to the consummation of any such consolidation or merger it shall provide the holders of the Series C Preferred Stock with a certificate, in form and substance satisfactory to the holders of a majority of the Series C Senior Preferred Stock signed by a duly authorized officer of the Company indicating that the person issuing such securities will be organized and existing under the laws of a jurisdiction which allows for the issuance of preference stock and that the Series C Preferred Stock shall be converted into or exchanged for and shall become shares of such person having in respect of such person substantially the same powers, preference and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon that the Series C Preferred Stock had immediately prior to such transaction.

          (o) CONVERSION AT THE OPTION OF THE COMPANY. If on any date after the fifth anniversary of the date of issuance of the Series C Preferred Stock, the Daily Price has been at least $64.50 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, share consolidations or other similar transactions) during any 30 trading days out of any consecutive 45 trading day period, the Company may elect, by written notice delivered to the Transfer Agent (with a copy to each holder of Series C Preferred Stock), no later than five Market Days after such date, to cause all outstanding shares of Series C Preferred Stock to be converted into fully paid and nonassessable shares of Common Stock. Any such conversion shall be deemed to have been effected, without further action by any party, immediately prior to the close of business on the date such notice is received by the Transfer Agent. The number of shares of Common Stock deliverable upon conversion of one share of Series C Preferred Stock shall be equal to (i) the Accreted Value of such share on the date of conversion, plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period, divided by
(ii) the Conversion Price on such date.

          (p) REACQUIRED SHARES. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by an amendment or amendments of the Company's articles of incorporation adopted by the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          5. PUT/CONVERSION.

          (a) At any time on or after October 26, 2010, the holders of a majority of the shares of Series C Preferred Stock may, by written notice (the "Put Notice") to the Company, require the Company to purchase all of the outstanding shares of Series C Preferred Stock at a price per share equal to the Accreted Value on the date of purchase, plus all dividends accrued to such date (whether or not earned or declared) since the most recent Dividend Payment Date (the "Put Right"). The Put Notice shall state the date of purchase, which shall be no earlier than 30 days from the date of the Put Notice. The purchase price will be payable in cash.

          (b) Upon receipt of the Put Notice, the Company shall notify, by first class mail, postage prepaid, each holder of record of the shares to be purchased at such holder's address as the same appears on the stock register of the Company; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the purchase of any share of Series C Preferred Stock to be purchased except as to the holder to whom the Company has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the date of purchase;
(ii) the purchase price; (iii) the place or places where certificates for such shares are to be surrendered for payment of the purchase price; and (iv) that dividends on the shares to be purchased will cease to accrue on such date of purchase.

          (c) Notice having been mailed as aforesaid, from and after the purchase date (unless default shall be made by the Company in providing money for the payment of the purchase price), dividends on the shares of Series C Preferred Stock shall cease to accrue, and all rights of the holders thereof as stockholders of the Company (except the right to receive from the Company the purchase price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so purchased (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such share shall be purchased by the Company at the purchase price aforesaid.

          (d) For the avoidance of doubt, nothing in this paragraph 5 shall restrict the right of the holders of Series C Preferred Stock to convert their shares of Series C Preferred Stock into shares of Common Stock prior to such holders acceptance of the purchase price.

          (e) If a Put Notice has not been delivered to the Company on or before the date which is one year from the applicable date set forth in paragraph 5(a) above, then the Company shall have the right to convert all, but not less than all, of the outstanding shares of Series C Preferred Stock into fully paid and non-assessable shares of Common Stock pursuant to the provisions of paragraph 4. Notwithstanding the foregoing, if the Conversion Cap prohibits the issuance of the proper number of shares of Common Stock, then, in lieu of such shares of Common Stock which may not be issued due to the Conversion Cap, the Company shall pay to the holders of the Series C Preferred Stock cash in an amount equal to the Current Market Price Per Common Share of such shares of Common Stock as of the date of conversion. If, upon any such conversion, the holders of Series C Preferred Stock will receive shares of Common Stock and cash, then each holder shall receive shares and cash ratably in accordance with the number of shares of Series C Preferred Stock held by such holder.

          (f) The Company shall notify, by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the date of conversion, each holder of record of the shares to converted at such holder's address as the same appears on the stock register of the Company; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the conversion of any share of Series C Preferred Stock to be converted except as to the holder to whom the Company has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the conversion date; (ii) the number of shares of Common Stock and the cash, if any, into which each share of Series C Preferred Stock will convert; (iii) the place or places where certificates for shares of Series C Preferred Stock are to be surrendered for conversion; and (iv) that dividends on the shares to be converted will cease to accrue on such conversion date.

          6. VOTING RIGHTS.

          (a) Except as required by law, each holder of Series C Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the number of shares of Common Stock into which such holder's shares of Series C Preferred Stock could be converted, pursuant to the provisions of paragraph 4 hereof, on the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, on the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise expressly provided herein or as required by law, the holders of shares of Series C Preferred Stock and Common Stock shall vote together as a single class on all matters.

          (b) In addition, so long as any of the Series C Preferred Stock is outstanding, the affirmative vote of the holders of (x) all of the outstanding shares of Series C Preferred Stock shall be necessary to alter or change the preferences, rights or powers of the Series C Preferred Stock, and (y) a majority of the outstanding shares of Series C Preferred Stock, voting together as a single class, shall be necessary to: (i) increase or decrease the authorized number of shares of Series C Preferred Stock, (ii) amend, alter, repeal or waive any provision of the Restated Articles of Incorporation (including any articles of amendment and whether by amendment, merger or otherwise) or the By-laws so as to adversely affect the preferences, rights or powers of the Series C Preferred Stock, including, without limitation, the voting powers, dividend rights and liquidation preference of the Series C Preferred Stock, or change the Series C Preferred Stock into any other securities (other than as required by paragraph 4(j)), cash or other property,
(iii) issue any additional Series C Preferred Stock or create, authorize or issue any capital stock that ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise) to or pari passu with the Series C Preferred Stock, (iv) redeem or repurchase for cash any Junior Securities, or (v) authorize the issuance of any Common Stock or Convertible Securities at a price that would cause the Conversion Price to be adjusted below the Minimum Conversion Price, provided that the approval required by this clause
(v) shall no longer be required at any time following Shareholder Approval removing the Minimum Conversion Price limitation and authorizing the Series C Preferred Stock to be converted into Common Stock at any Conversion Price determined by application of the anti-dilution protection set forth in paragraph 4 above without regard to the Minimum Conversion Price.

          7. MISCELLANEOUS. If any holder of Series C Preferred Stock elects to receive the Change of Control Amount in shares of Common Stock in connection with a Change of Control Offer pursuant to paragraph 4(m), the Company shall comply with all statutes, rules and regulations applicable thereto at that time, including any and all regulations of the principal trading market on which the Common Stock is then trading, including, if necessary, any shareholder approval requirement under NASD Rule 4460(i), as it may be amended from time to time.

          8. DEFINITIONS. The following terms, as used herein, shall have the following meanings:

         "ACCRETED VALUE" equals, with respect to one share of Series C Preferred Stock, $1,000, adjusted for the amount of any dividends added to (or subtracted from) the Accreted Value in accordance with paragraph 2(b) (which aggregate amount shall be subject to adjustment whenever there shall occur a stock split, combination, re-classification or other similar event involving the Series C Preferred Stock).

         "APPLICABLE PERCENTAGE" is defined in paragraph 2(c) hereof.

         "CHANGE OF CONTROL" means: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the consummation of any transaction (including any merger or consolidation) the result of which is that any "person" (as defined above), becomes the beneficial owner (as determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the Voting Securities of the Company, or (iii) the first day on which a majority of the members of the board of directors are not Continuing Directors.

         "CHANGE OF CONTROL AMOUNT" means, with respect to one share of Series C Preferred Stock, 101% of the Accreted Value per share plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period; provided, however, that if the Change of Control occurs prior to the fifth anniversary of the date of issue of any share of Series C Preferred Stock, the Accreted Value shall be calculated assuming the Change of Control had occurred on the fifth anniversary of the date of issue of such share of Series C Preferred Stock (and assuming that no cash dividends had been paid on such share from the actual date of the Change of Control through the fifth anniversary of the date of issue).

         "CONTINUING DIRECTORS" means individuals who constituted the Board of Directors of the Company on July 11, 2000 (the "Incumbent Directors"); provided that any individual becoming a director during any year shall be considered to be an Incumbent Director if such individual's election, appointment or nomination was recommended or approved by at least two-thirds of the other Incumbent Directors continuing in office following such election, appointment or nomination present, in person or by telephone, at any meeting of the Board of Directors of the Company, after the giving of a sufficient notice to each Incumbent Director so as to provide a reasonable opportunity for such Incumbent Directors to be present at such meeting.

         "CONVERSION PRICE" means $43.00, subject to adjustment from time to time as provided in paragraph 4; provided, however, that if Shareholder Approval is obtained, this definition will automatically be amended by substituting "$45.00" for "$43.00".

         "CONVERSION STOCK" means shares of the Company's Common Stock, no par value per share; provided that if there is a change such that the securities issuable upon conversion of the Series C Preferred Stock are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Series C Preferred Stock if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

         "CONVERTIBLE SECURITIES" means any stock or securities directly or indirectly convertible into or exchangeable for Common Stock.

         "CURRENT MARKET PRICE PER COMMON SHARE" means, as of any date, the average (weighted by daily trading volume) of the Daily Prices per share of Common Stock for the 30 consecutive trading days immediately prior to such date.

         "DAILY PRICE" means, as of any date, (i) if the shares of such class of Common Stock then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such date as reported on the NYSE Composite Transactions Tape; (ii) if the shares of such class of Common Stock then are not listed and traded on the NYSE, the closing price on such date as reported by the principal national securities exchange on which the shares are listed and traded; (iii) if the shares of such class of Common Stock then are not listed and traded on any such securities exchange, the last reported sale price on such date on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); or (iv) if the shares of such class of Common Stock then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such date as reported by NASDAQ.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

         "LIQUIDATION VALUE" on any date means, with respect to one share of Series C Preferred Stock, the greater of (i) the Accreted Value on such date, plus all dividends (whether or not earned or declared) accrued since the end of the previous Dividend Period and (ii) the amount that would have been payable on a number of shares of Common Stock equal to the number of shares of Common Stock into which a share of Series C Preferred Stock was convertible immediately prior to such date (disregarding any Conversion Cap or Minimum Conversion Price then in effect).

         "MARKET DAY" means a day on which the principal national securities market or exchange on which the Common Stock is listed or admitted for trading is open for the transaction of business.

         "MARKET PRICE" of any security means the average of the closing prices of such security's sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the holders of a majority of the Series C Preferred Stock. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Company and the holders of a majority of the Series C Preferred Stock. The determination of such appraiser shall be final and binding upon the parties, and the Company shall pay the fees and expenses of such appraiser.

          "OPTIONS" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

          "PERSON"  as used  herein  means any  corporation,  limited  liability
company,  partnership,   trust,  organization,   association,  other  entity  or
individual.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SHAREHOLDER APPROVAL" means the approval of requisite holders of the Common Stock with respect to each of the following: (i) the removal of the Conversion Cap contemplated in subparagraph 4(a)(iii), (ii) the removal of the Minimum Conversion Price contemplated in subparagraph 4(g)(iv), (iii) the removal of any limitation on the conversion of the Series D Preferred Stock into Series C Preferred Stock and on the conversion of the Series C Preferred Stock into Common Stock and (iv) the removal of any limitation on the right of Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe IX, L.P. or any of their Affiliates to vote any Voting Securities contained in Section 4.02 of that certain Amended and Restated Shareholders Agreement dated as of July 26, 2000.

          "TRANSFER AGENT" means the transfer agent for the Series C Preferred Stock appointed by the Company.

          "VOTING SECURITIES" means securities of the Company ordinarily having the power to vote for the election of directors of the Company; provided that when the term "Voting Securities" is used with respect to any other Person it means the capital stock or other equity interests of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

                                                                       EXHIBIT G

                         TERMS OF THE SENIOR CUMULATIVE
                      CONVERTIBLE PREFERRED STOCK, SERIES D
                                       OF
                           CFW COMMUNICATIONS COMPANY

     1. Number; Rank. The number of authorized shares of Senior Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") shall be 77,200. The Series D Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution and winding up, (i) rank pari passu with the Company's Senior Cumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock") and with the Company's Senior Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock") and (ii) senior to all classes of the Company's common stock, no par value per share ("Common Stock"), and to each other class of capital stock of the Company now or hereafter established (collectively, the "Junior Securities"). The definition of Junior Securities shall also include any rights or options exercisable for or convertible into any of the Junior Securities.

     2. Dividends.

          (a) Each holder of Series D Preferred Stock shall be entitled to receive, in respect of each Dividend Period, when, as and if declared by the Board of Directors of the Company, out of funds legally available for the payment of dividends, cumulative dividends in an amount per share equal to the excess (if any) of (i) the Applicable Percentage of the Accreted Value as of the immediately preceding Dividend Payment Date (or, for the initial Dividend Period, as of the date of issuance) over (ii) the amount of any regular cash dividends per share of Series D Preferred Stock that have been paid during such Dividend Period pursuant to paragraph 2(d). Subject to the provisions of paragraph 2(b), dividends paid pursuant to this paragraph 2(a) shall be payable in cash in arrears semi-annually on June 30 and December 31 of each year (each of such dates being a "Dividend Payment Date" and each such semi-annual period being a "Dividend Period"). Such dividends shall accrue from the date of issue (except that dividends on any amounts added to the Accreted Value pursuant to paragraph 2(b) shall accrue from the date such amounts are added to the Accreted Value), whether or not in any Dividend Period or Periods there shall be funds of the Company legally available for the payment of such dividends. Each such dividend shall be payable to the holders of record of shares of the Series D Preferred Stock on June 1 and December 1, as they appear on the stock records of the Company at the close of business on such record dates. The date on which the Company initially issues any share of Series D Preferred Stock shall be deemed to be its "date of issue" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Company and regardless of the number of certificates which may be issued to evidence such share.

          (b) If dividends are not paid in cash on any Dividend Payment Date for the immediately preceding Dividend Period (or portion thereof if less than a full Dividend Period), the unpaid amount shall be added to the Accreted Value for purposes of calculating succeeding periods' dividends.

          (c) The Applicable Percentage for each full Dividend Period for the Series D Preferred Stock shall be 9.00%. The Applicable Percentage for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Series D Preferred Stock shall be computed on the basis of a per annum rate of 18.00% and the actual number of days elapsed over twelve 30-day months and a 360-day year. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D Preferred Stock that may be in arrears.

          (d) In case the Company shall fix a record date for the making of any dividend or distribution to holders of Series C Preferred Stock, whether payable in cash, securities or other property, the holder of each share of Series D Preferred Stock on such record date shall be entitled to receive an equivalent dividend or distribution based on the number of shares of Series C Preferred Stock into which such share of Series D Preferred Stock would be convertible on such record date (as if the Approval Date had occurred on such record date).

          (e) So long as any shares of the Series D Preferred Stock are outstanding, no Junior Securities shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, directly or indirectly (except by conversion into or exchange for Junior Securities) or any cash dividend made on any Junior Security other than the ordinary dividend on the Company's Common Stock as determined and declared by the Board in which the holders of the Series D Preferred Stock participate in accordance with subparagraph (d) above, unless in each case (i) the full dividends on all outstanding shares of the Series D Preferred Stock shall have been paid or set apart for payment for all past Dividend Periods and (ii) sufficient funds shall have been paid or set apart for the payment of the dividend for the current Dividend Period with respect to the Series D Preferred Stock.

     3. Liquidation Preference.

          (a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holder of each share of Series D Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Value of such share on the date of distribution, and such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series D Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") shall be insufficient to pay in full the preferential amount due on such shares, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock if all amounts payable thereon were paid in full. Solely for the purposes of this paragraph 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a liquidation, dissolution or winding-up of the Company.

          (b) After payment shall have been made in full to the holders of the Preferred Stock, as provided in this paragraph 3, any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed to holders of capital stock of the Company, and the holders of the Preferred Stock shall not be entitled to share therein.

     4. Conversion.

          (a) Subject to the provisions of this paragraph 4, each share of Series D Preferred Stock shall be automatically converted into one share of Series C Preferred Stock on the Approval Date without any further action required by the Company or the holder of such share. The accreted value of such share of Series C Preferred Stock into which such share of Series D Preferred Stock shall convert on the Approval Date shall be: (i) if the Approval Date occurs prior to the date which is six months from the original date of issue of the Series D Preferred, then equal to the accreted value which such share of Series C Preferred Stock would have had on the Approval Date if such share had been issued on the date of original issue of the share of Series D Preferred Stock which is thereby converted, or (ii) if the Approval Date occurs on or after the date which is six months from the original date of issue of the Series D Preferred, then equal to the Accreted Value.

          (b) (i) Unless the shares issuable on conversion pursuant to this paragraph 4 are to be issued in the same name as the name in which such shares of Series D Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the holder or the holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

               (ii) As promptly as possible, but in any event within 5 days, after the Approval Date, the Company shall issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Series C Preferred Stock issuable upon the conversion of such shares in accordance with the provisions of this paragraph 4.

               (iii) All shares of Series C Preferred Stock delivered upon conversion of the Series D Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

          (c) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Series C Preferred Stock (and shares of Common Stock into which such shares of Series C Preferred Stock may be converted) as shall be required for the purpose of effecting conversion of the Series D Preferred Stock.

          (d) Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Series D Preferred Stock, the Company shall comply with all applicable federal and state laws and regulations which require action to be taken by the Company.

          (e) The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Series C Preferred Stock on conversion of the Series D Preferred Stock pursuant hereto; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Series C Preferred Stock in a name other than that of the holder of the Series D Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

          (f) In connection with the conversion of any shares of Series D Preferred Stock, no fractional shares of Series C Preferred Stock shall be issued, but in lieu thereof the Company shall pay to the holder thereof the value of such share in cash as determined by the Accreted Value of such share, plus all dividends (whether or not earned or declared) accrued since the end of the previous Dividend Period.

          (g) Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Series C Preferred Stock into a greater number of shares, or combines (by reverse stock split or otherwise) its outstanding shares of Series C Preferred Stock into a smaller number of shares, then the number of shares of Series C Preferred Stock into which the Series D Preferred Stock shall be convertible shall be adjusted proportionately.

          (h) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Series C Preferred Stock or Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Series C Preferred Stock or Common Stock, is referred to herein as an "Organic Change". Prior to the consummation of any Organic Change, the Company shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series D Preferred Stock then outstanding) to insure that each of the holders of Series D Preferred Stock shall thereafter have the right to acquire and receive, upon the obtaining of Shareholder Approval, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series D Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder's shares of Series D Preferred Stock had been converted immediately prior to such Organic Change. In each such case, the Company shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series D Preferred

Stock then outstanding) to insure that the provisions of paragraph 4 hereof shall thereafter be applicable to the Series D Preferred Stock. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series D Preferred Stock then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (i) Notices.

               (i) The Company shall give written notice to all holders of Series D Preferred Stock at least 20 days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock (other than the Company's ordinary Common Stock dividend), (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (ii) The Company shall also give written notice to the holders of Series D Preferred Stock at least 20 days prior to the date on which any Organic Change shall take place.

          (j) Change of Control Offer.

               (i) Promptly after the occurrence of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall commence (or cause to be commenced) an offer to purchase all outstanding shares of Series D Preferred Stock pursuant to the terms described in paragraph (j)(iv) (the "Change of Control Offer") at a purchase price equal to the Change of Control Amount on the Change of Control Payment Date, and shall purchase (or cause the purchase of) any shares of Series D Preferred Stock tendered in the Change of Control Offer pursuant to the terms hereof.

               (ii) The Change of Control Amount payable to each holder of Series D Preferred Stock shall be payable in cash.

               (iii) Prior to the mailing of the notice referred to in paragraph
(j)(iv), but in any event within 20 days following the date on which a Change of Control has occurred, the Company shall (A) promptly determine if the purchase of the Series D Preferred Stock for cash would violate or constitute a default under the indebtedness of the Company and (B) either shall repay to the extent necessary all such indebtedness or preferred stock of the Company that would prohibit the repurchase of the Series D Preferred Stock pursuant to a Change of Control Offer or obtain any requisite consents or approvals under instruments governing any indebtedness or preferred stock of the Company to permit the repurchase of the Series D Preferred Stock for cash. The Company shall first comply with this paragraph (j)(iii) before it shall repurchase for cash any Series D Preferred Stock pursuant to this paragraph (j).

               (iv) Within 20 days following the date on which a Change of Control has occurred, the Company shall send, by first-class mail, postage prepaid, a notice (a "Change of Control Notice") to each holder of Series D Preferred Stock. If applicable, such notice shall contain all instructions and materials necessary to enable such holders to tender Series D Preferred Stock pursuant to the Change of Control Offer. Such notice shall state:

                    (A) that a Change of Control has occurred, that a Change of Control Offer is being made pursuant to this paragraph (j) and that all Series D Preferred Stock validly tendered and not withdrawn will be accepted for payment;

                    (B) the purchase price (including the amount of accrued dividends, if any) and the purchase date (which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law) (the "Change of Control Payment Date");

                    (C) that any shares of Series D Preferred Stock not tendered will continue to accrue dividends;

                    (D) that, unless the Company defaults in making payment therefor, any share of Series D Preferred Stock accepted for payment pursuant to the Change of Control Offer shall cease to accrue dividends after the Change of Control Payment Date;

                    (E) that holders electing to have any share of Series D Preferred Stock purchased pursuant to a Change of Control Offer will be required to surrender stock certificates representing such shares of Series D Preferred Stock, properly endorsed for transfer, together with such other customary documents as the Company and the Transfer Agent may reasonably request to the Transfer Agent and registrar for the Series D Preferred Stock at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date;

                    (F) that holders will be entitled to withdraw their election if the Company receives, not later than five business days prior to the Change of Control Payment Date, a telegram, facsimile transmission or letter setting forth the name of the holder, the number of shares of Series D Preferred Stock the holder delivered for purchase and a statement that such holder is withdrawing its election to have such shares of Series D Preferred Stock purchased;

                    (G) that holders who tender only a portion of the shares of Series D Preferred Stock represented by a certificate delivered will, upon purchase of the shares tendered, be issued a new certificate representing the unpurchased shares of Series D Preferred Stock; and

                    (H) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control).

               (v) The Company will comply with any tender offer rules under the Exchange Act which may then be applicable in connection with any offer made by the Company to repurchase the shares of Series D Preferred Stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions hereof, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligation hereunder by virtue thereof.

               (vi) On the Change of Control Payment Date, the Company shall (A) accept for payment the shares of Series D Preferred Stock validly tendered pursuant to the Change of Control Offer, (B) pay to the holders of shares so accepted the purchase price therefor in cash and (C) cancel each surrendered certificate and retire the shares represented thereby. Unless the Company defaults in the payment for the shares of Series D Preferred Stock tendered pursuant to the Change of Control Offer, dividends will cease to accrue with respect to the shares of Series D Preferred Stock tendered and all rights of holders of such tendered shares will terminate, except for the right to receive payment therefor on the Change of Control Payment Date.

               (vii) To accept the Change of Control Offer, the holder of a share of Series D Preferred Stock shall deliver, prior to the close of business on the business day prior to the Change of Control Payment Date, written notice to the Company (or an agent designated by the Company for such purpose) of such holder's acceptance, together with certificates evidencing the shares of Series D Preferred Stock with respect to which the Change of Control Offer is being accepted, duly endorsed for transfer.

          (k) Certain Mergers. In connection with any consolidation with or merger with or into, any person in a transaction where the Common Stock is converted into or exchanged for securities of such person or an affiliate of such person, the Company covenants that as a condition precedent to the consummation of any such consolidation or merger it shall provide the holders of the Series D Preferred Stock with a certificate, in form and substance satisfactory to the holders of a majority of the Series D Senior Preferred Stock signed by a duly authorized officer of the Company indicating that the person issuing such securities will be organized and existing under the laws of a jurisdiction which allows for the issuance of preference stock and that the Series D Preferred Stock shall be converted into or exchanged for and shall become shares of such person having in respect of such person substantially the same powers, preference and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon that the Series D Preferred Stock had immediately prior to such transaction.

          (l) Reacquired Shares. Any shares of Series D Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by an amendment or amendments of the Company's articles of incorporation adopted by the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     5. Redemption.

          (a) (i) If the Approval Date has not occurred prior to the third anniversary of the date of issue of the Series D Preferred Stock (the "Third Anniversary") the holders of a majority of the shares of Series D Preferred Stock (the "Requesting Stockholders") may require the Company to redeem all of the outstanding shares of Series D Preferred Stock at a redemption price equal to the Liquidation Value. The Requesting Stockholders shall deliver a notice of redemption (the "Redemption Notice") to the Company no later than 30 days following the Third

Anniversary. The redemption price shall be payable in two equal installments, the first installment being payable on or before the third business day following delivery of the Redemption Notice and the second installment being payable on or before the date which is one year following delivery of the Redemption Notice, subject, in each case, to any limitations on such redemption that may be contained in the terms of the senior credit arrangements of the Company in effect on the original date of issue of Series D Preferred Stock (the "Senior Credit Arrangements"). If the Company is of the opinion that such redemption will be in violation of the terms of the Senior Credit Arrangements, the Requesting Stockholders may require the Company to use its best efforts to consummate the sale and issuance of high-yield debt or other subordinated debt securities as soon as practicable after the Third Anniversary and to use the proceeds from such sale and issuance to redeem all of the outstanding shares of Series D Preferred Stock.

               (ii) If, at any time following the issue of the Series D Preferred Stock, the Company consummates a sale and issuance of any debt or equity securities, the holders of a majority of the shares of Series D Preferred Stock may require the Company to use the proceeds of such sale and issuance to redeem the Series D Preferred Stock at a redemption price equal to the Liquidation Value. The Company will use its best efforts to obtain exceptions from its debt financings to permit such refinancing of the Series D Preferred Stock.

               (iii) At any time (a) following the Third Anniversary, the Company may, at its option, redeem all, but not less than all, of the outstanding shares of Series D Preferred Stock at a redemption price equal to 105% of the Liquidation Value thereof, and (b) following the fifth anniversary of the date of issue of the Series D Preferred Stock, the Company may, at its option, redeem all, but not less than all, of the outstanding shares of Series D Preferred Stock at a redemption price equal to the Liquidation Value thereof.

               (iv) On October 26, 2010, the Company will be required to redeem all of the outstanding shares of Series D Preferred Stock at a redemption price per share equal to the Liquidation Value on such date. The redemption price will be payable in cash.

          (b) In the case of (iii) and (iv) above, notice of any redemption shall be given by the Company by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Company; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Series D Preferred Stock to be redeemed except as to the holder to whom the Company has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (iv) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

          (c) Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares called for redemption), dividends on the shares of Series D Preferred Stock so called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Company (except the right to receive from the Company the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such share shall be redeemed by the Company at the redemption price aforesaid.

     6. Voting Rights.

          (a) Except as required by law, each holder of Series D Preferred Stock shall not be entitled to vote on any matter subject to the vote of the holders of the Company's Voting Securities.

          (b) So long as any of the Series D Preferred Stock is outstanding, the affirmative vote of the holders of (x) all of the outstanding shares of Series D Preferred Stock shall be necessary to alter or change the preferences, rights or powers of the Series D Preferred Stock, and (y) a majority of the outstanding shares of Series D Preferred Stock, voting together as a single class, shall be necessary to: (i) increase or decrease the authorized number of shares of Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, (ii) amend, alter, repeal or waive any provision of the Restated Articles of Incorporation (including any articles of amendment and whether by amendment, merger or otherwise) or the By-laws with respect to the preferences, rights or powers of the Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, including, without limitation, the voting powers, dividend rights and liquidation preference of the Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, or change the Series D Preferred Stock into any other securities, cash or other property, (iii) issue any additional Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock or create, authorize or issue any capital stock that ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise) to or pari passu with the Series D Preferred Stock, or (iv) redeem or repurchase for cash any Junior Securities.

          (c) So long as any of the Series D Preferred Stock is outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of Series D Preferred Stock, voting together as a single class, the Company will not:

               (i) and will not permit any of its subsidiaries to, Incur any Indebtedness (other than Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be positive but (1) less than 7.0:1.0, if prior to August 15, 2004 and (2) less than 6.0:1.0, if on or after August 15, 2004; and provided further that the Company and its subsidiaries may Incur each and all of the following:

                    (A) Indebtedness of the Company outstanding at any time in an aggregate principal amount (together with refinancings thereof) not to exceed $325.0 million, less any amount of such Indebtedness permanently repaid as provided in paragraph 6(c)(ix);

                    (B) Indebtedness owed (A) to the Company or (B) to any subsidiary of the Company; provided that any event which results in any such subsidiary ceasing to be a subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

                    (C) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any subsidiary of the Company pursuant to this clause (C);

                    (D) Indebtedness

                    (1) in respect of performance, surety or appeal bonds provided in the ordinary course of business;

                    (2) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

                    (3) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any subsidiary of the Company in connection with such disposition; (E) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered as an Offer to Purchase made as a result of a Charge in Control or (B) deposited to defease the Notes as described in Section 8.02 and Section 8.03 of the Indenture;

                    (F) Guarantees of the Notes and Subordinated Notes and Guarantees of Indebtedness of the Company or any of its subsidiaries provided that the Guarantee of such Indebtedness is permitted by and made in accordance with paragraph 6(c)(v);

                    (G) Acquired Indebtedness; provided that the Indebtedness to EBITDA Ratio, after giving effect to such Incurrence on a pro forma basis, is no greater than such ratio prior to giving pro forma effect to such Incurrence;

                    (H) The Incurrence by the Company or any of its subsidiaries of Indebtedness to finance the cost (including the cost of design, development, improvement, acquisition, construction, installation, transportation or integration) to acquire equipment, inventory or network assets, in an aggregate principal amount not to exceed $10.0 million in any fiscal year; provided that amounts not so Incurred in any fiscal year may be accumulated and Incurred by the Company or any of its subsidiaries in any subsequent fiscal year; and provided further that the aggregate amount of Indebtedness that may be outstanding under this clause (G) at any one time shall not exceed $75.0 million;

                    (I) Indebtedness of the Company not to exceed, at any one time outstanding, two times the sum of:

                    (1) the Net Cash Proceeds received by the Company, other than from MSDW and WCAS up to an aggregate amount of $112.5 million, from the issuance and sale of its Capital Stock or options, warrants or other rights to acquire such Capital Stock to a Person that is not a subsidiary of the Company, to the extent such Net Cash Proceeds have not been used pursuant to clause (B)(2) of the first paragraph or clause (3) or (4) of the second paragraph of paragraph 6(c)(ii) to make a Restricted Payment, and

                    (2) 80% of the fair market value of property (other than cash or Cash Equivalents) received by the Company after the Closing Date from the sale of its Capital Stock or options, warrants or other rights to acquire such Capital Stock to a person that is not a subsidiary of the Company, to the extent such sale of Capital Stock has not been used pursuant to clause (3) or (4) of the second paragraph of paragraph 6(c)(ii) to make a Restricted Payment;

                    (J) Indebtedness of the Company (in addition to Indebtedness permitted under clauses (A) through (G) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $15.0 million at any time prior to closing of the R&B Acquisition and $25.0 million thereafter, less any amount of such Indebtedness permanently repaid as provided under paragraph 6(c)(ix).

Notwithstanding any other provision of this paragraph 6(c)(i), the maximum amount of Indebtedness that the Company or a subsidiary may Incur pursuant to this paragraph 6(c)(i) shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

For purposes of determining any particular amount of Indebtedness under this paragraph 6(c)(i), (1) Indebtedness Incurred under the Credit Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (A) of this paragraph 6(c)(i), (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in paragraph 6(c)(vii) shall not be treated as Indebtedness. For purposes of determining compliance with this paragraph 6(c)(i), in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause
(1) of the preceding sentence), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Notwithstanding anything herein to the contrary, if the Company or any of its subsidiaries issues any security convertible into Indebtedness, the documents governing such security shall provide that unless the Incurrence of such Indebtedness would be permitted under this paragraph 6(c)(i), such security may not be converted into Indebtedness.

               (ii) and will not permit any of its material subsidiaries to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of any material subsidiaries held by minority stockholders) held by Persons other than the Company or any of its subsidiaries, (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a material subsidiary of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Series D Preferred Stock or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

                    (A)  the   Company   could  not  Incur  at  least  $1.00  of
     Indebtedness under paragraph 6(c)(i) or

                    (B) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of

                    (1) the amount of (x) Consolidated EBITDA of the Company after June 30, 2003 through the end of the latest full fiscal quarter for which consolidated financial statements of the Company are available preceding the date of such Restricted Payment, treated as a single accounting period, less (y) 2.0 times the aggregate Consolidated Interest Expense of the Company after June 30, 2003 through the end of the latest full fiscal quarter for which consolidated financial statements of the Company are available preceding the date of such Restricted Payment treated as a single accounting period, plus

                    (2) the aggregate Net Cash Proceeds and fair market value of property other than cash (to the extent not used to make a Permitted Investment), received by the Company after the Closing Date from the issuance and sale permitted by these Terms of its Capital Stock to a Person who is not a subsidiary of the Company, or from the issuance to a Person who is not a subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company plus

                    (3) an  amount  equal to the net  reduction  in  Investments
          (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), not to exceed, in each case, the amount of Investments previously made by the Company or any subsidiary of the Company in such Person.

The foregoing provision shall not be violated by reason of:

                    (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

                    (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Series D Preferred Stock including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause
          (C) of paragraph 6(c)(i);

                    (3) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock);

                    (4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Series D Preferred Stock in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock);

                    (5) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of these Terms applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

                    (6) Investments acquired in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock of the Company;

                    (7) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Series D Preferred Stock pursuant to the provisions of paragraph 4(j) (including the purchase of any Series D Preferred Stock tendered), any purchase or redemption of subordinated obligations required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed the outstanding principal amount thereof, plus any accrued or unpaid interest;

                    (8) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such options or Capital Stock represents a portion of the exercise price thereof; and

                    (9) payments not to exceed $250,000 in the aggregate solely to enable the Company to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; and

                    (10) the repurchase of the Subordinated Notes with the proceeds of the issuance of additional senior Indebtedness; provided that pro forma such transaction, the Company could Incur $1.00 of Indebtedness under the first paragraph of paragraph 6(c)(i).

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (4) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4), shall be included in calculating whether the conditions of clause (B) of the first paragraph of this paragraph 6(c)(ii) have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Series D Preferred Stock, or Indebtedness that is pari passu with the Series D Preferred Stock, then the Net Cash Proceeds of such issuance shall be included in clause (B) of the first paragraph of this paragraph 6(c)(ii) only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Any Restricted Payments made other than in cash shall be valued at fair market value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its subsidiaries with respect to such Investment (up to the amount of the Investment on the date made).

               (iii) and will not permit any material subsidiary of the Company to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any material subsidiary of the Company to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such material subsidiary owned by the Company or any other subsidiary of the Company, (2) pay any Indebtedness owed to the Company or any other material subsidiary, (3) make loans or advances to the Company or any other material subsidiary of the Company or (4) transfer any of its property or assets to the Company or any other material subsidiary of the Company.

The foregoing provisions shall not restrict any encumbrances or restrictions:

                    (A) existing on the Closing Date in the Credit Facility, these Terms or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders of the Series D Preferred Stock than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

                    (B) existing under or by reason of applicable law;

                    (C) existing with respect to any Person or the property or assets of such Person acquired by the Company or any subsidiary of the Company, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

                    (D) in the case of clause (4) of the first paragraph of this paragraph 6(c)(ii), (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any subsidiary of the Company not otherwise prohibited by these Terms or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any material subsidiary of the Company in any manner material to the Company and its material subsidiaries, taken as a whole; or

                    (E) with respect to a subsidiary of the Company and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such subsidiary.

Nothing contained in this paragraph 6(c)(iii) shall prevent the Company or any subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in paragraph

6(c)(vii) or (2) restricting the sale or other disposition of property or assets of the Company or any of its subsidiaries that secure Indebtedness of the Company or any of its subsidiaries.

               (iv) and will not permit any material subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a material subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

                    (A) to the Company or a Wholly Owned subsidiary;

                    (B) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign subsidiaries of the Company, to the extent required by applicable law;

                    (C) if, immediately after giving effect to such issuance or sale, such subsidiary would no longer constitute a subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under paragraph 6(c)(ii) if made on the date of such issuance or sale; or

                    (D) the sale of Common Stock of subsidiaries, if the proceeds of such issuance and sale are applied in accordance with clauses 1(A) and 1(B) of paragraph 6(c)(ix).

               (v) will not permit any  subsidiary  of the Company,  directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Series D Preferred Stock ("Guaranteed Indebtedness"), provided that this paragraph shall not be applicable to any Guarantee of any subsidiary of the Company (x) that existed at the time such Person became a subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a subsidiary of the Company or (y) of the Indebtedness Incurred under the Credit Facility.

               (vi) and will not permit any subsidiary of the Company to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any subsidiary of the Company, except upon fair and reasonable terms no less favorable to the Company or such subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or Affiliate.

The foregoing limitation does not limit, and shall not apply to:

                    (1) transactions (i) approved by a majority of the disinterested members of the Board of Directors or (ii) for which the Company or a subsidiary of the Company delivers to the holders of the Series D Preferred Stock a written opinion of a nationally recognized investment banking firm or a nationally recognized firm having expertise in the specific area which is the subject of such determination stating that the transaction is fair to the Company or such subsidiary from a financial point of view;

                    (2) any  transaction  solely  between the Company and any of
          its  Wholly  Owned   subsidiaries   or  solely  between  Wholly  Owned
          subsidiaries;

                    (3) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

                    (4) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

                    (5) any sale of shares of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock);

                    (6) any Restricted Payments not prohibited by paragraph 6(c)(ii);

                    (7) any purchase of Capital Stock of subsidiaries of the Company approved by a majority of the disinterested members of the Board of Directors; provided, however, that such purchases shall not be made from (i) WCAS, (ii) management of the Company or (iii) family members of management of the Company; or

                    (8) payments by the Company or any of its subsidiaries to WCAS pursuant to the terms of the Preferred Share Documents, as they exist on the Closing Date, between the Company and WCAS relating to the issuance, sale and purchase of the Preferred Shares.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this paragraph 6(c)(vi) and not covered by clauses (2) through (8) of this paragraph, (a) the aggregate amount of which exceeds $1.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

               (vii) and will not permit any material subsidiary of the Company to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any material subsidiary of the Company, without making effective provision for all of the Series D Preferred Stock to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Series D Preferred Stock, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

                    (A) Liens existing on the Closing Date;

                    (B) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its subsidiaries created in favor of the holders of Series D Preferred Stock;

                    (C) Liens with respect to the assets of a subsidiary of the Company granted by such subsidiary to the Company or a Wholly Owned subsidiary to secure Indebtedness owing to the Company or such other subsidiary;

                    (D) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (C) of paragraph 6(c)(i); provided that such Liens do not extend to or cover any property or assets of the Company or any subsidiary of the Company other than the property or assets securing the Indebtedness being refinanced;

                    (E) Liens on any property or assets of a subsidiary securing Indebtedness of such subsidiary permitted under paragraph 6(c)(i);

                    (F) Permitted Liens; or

                    (G) Liens securing obligations under the Credit Facility.

               (viii) and will not permit any of its subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a subsidiary of the Company sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing  restriction does not apply to any  sale-leaseback  transaction if
(1) the lease is for a period, including renewal rights, of not in excess of three years; (2) the lease secures or relates to industrial revenue or pollution control bonds; (3) the transaction is solely between the Company and any Wholly Owned subsidiary or solely between Wholly Owned subsidiaries; or (4) the Company or such subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clauses (1)(A) or (1)(B) of paragraph 6(c)(ix).

               (ix) and will not permit any of its subsidiaries to, consummate any Asset Sale, unless (1) the consideration received by the Company or such subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75.0% of the consideration received consists of cash or Temporary Cash Investments or the assumption of Indebtedness of the Company or any subsidiary (other than Indebtedness to the Company or any subsidiary), provided that the Company or such subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness.

In the event and to the extent that the Net Cash Proceeds received by the Company or any of its subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission or provided to the Trustee), then the Company shall or shall cause the relevant subsidiary to:

               (1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets

                    (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or Indebtedness of any subsidiary of the Company, in each case owing to a Person other than the Company or any of its subsidiaries or

                    (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing so to invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its subsidiaries existing on the date of such investment and

                    (C) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this paragraph 6(c)(ix).

          (d) So long as any of the Series D Preferred Stock is outstanding, the Company will:

               (i) and shall cause each of its subsidiaries to, at all times preserve and maintain in full force and effect its corporate existence and good standing under the laws of its state or jurisdiction of incorporation;

               (ii) and shall cause each of its subsidiaries to, at all times preserve and maintain all assets and properties material to its business;

               (iii) pay, and shall cause each of its subsidiaries to pay, prior to delinquency, all material Taxes and levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the holders of the Series D Preferred Stock;

               (iv) comply with, and shall cause each of its subsidiaries to comply with, in all material respects, all requirements of any law (statutory or common), rule or regulation or determination of any Governmental Authority having jurisdiction over it or its business, except as may be contested in good faith or as to which a bona fide dispute may exist; and

               (v) maintain, and will cause each of its subsidiaries to maintain, proper books of records and accounts, in which full, true and correct entries in conformity with U.S. generally accepted accounting principles consistently applied shall be made of all financial transactions and matters involving the assets and business of the Company and its subsidiaries.

          (e) If the Company shall fail to comply with any one or more of the provisions in paragraph 6(b), (c) or (d), then in any such event the Applicable Percentage for each full Dividend Period shall be increased to 11.50%.

     7. Definitions. The following terms, as used herein, shall have the following meanings:

     "Accreted Value" equals, with respect to one share of Series D Preferred Stock, $1,000, adjusted for the amount of any dividends added to (or subtracted from) the Accreted Value in accordance with paragraph 2(b) (which aggregate amount shall be subject to adjustment whenever there shall occur a stock split, combination, re-classification or other similar event involving the Series D Preferred Stock).

     "Acquired Indebtedness" means Indebtedness of a Person (1) existing at the time such Person becomes a subsidiary of the Company or (2) assumed in connection with an Asset Acquisition by a subsidiary of the Company; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a subsidiary of the Company or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

          (1) the net income of any Person that is not a subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its subsidiaries by such Person during such period;

          (2) the net income (or loss) of any Person accrued prior to the date it becomes a subsidiary or is merged into or consolidated with the Company or any of its subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its subsidiaries;

          (3) the net income of any subsidiary to the extent that the declaration or payment of dividends or similar distributions by such subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary;

          (4) any gains or losses (on an after-tax basis) attributable to Asset Sales;

          (5) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of paragraph 6(c)(ii), any amount paid or accrued as dividends on Preferred Stock of the Company owned by Persons other than the Company and any of its subsidiaries; and

          (6) all extraordinary gains and extraordinary losses.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (1) all current liabilities of the Company and its subsidiaries (excluding intercompany payables and receivables) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, other than licenses, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the holders of the Series D Preferred Stock.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control and in no event shall a holder of Series D Preferred Stock be deemed an Affiliate of the Company or its subsidiaries.

     "Applicable Percentage" is defined in paragraph 2(c) hereof.

     "Approval Date" means the date on which Shareholder Approval is obtained.

     "Asset Acquisition" means (1) an Investment by the Company or any of its material subsidiaries in any other Person pursuant to which such Person shall become a material subsidiary or shall be merged into or consolidated with the Company or any of its material subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its material subsidiaries on the date of such Investment or (2) an acquisition by the Company or any of its material subsidiaries of the property and assets of any Person other than the Company or any of its material subsidiaries that constitute material substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its material subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by the Company or any of its material subsidiaries (other than to the Company or another subsidiary) of (1) all or substantially all of the Capital Stock of any material subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any of its material subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) after the Closing
Date in one transaction or a series of related transactions by the Company or any of its material subsidiaries to any Person other than the Company or any of its subsidiaries of (1) all or any of the Capital Stock of any material subsidiary, (2) all or substantially all of the property and assets of an operating unit or business of the Company or any of its material subsidiaries or
(3) any other property and assets of the Company or any of its material subsidiaries outside the ordinary course of business of the Company or such subsidiary; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made pursuant to paragraph 6(c)(ix), (c) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (B) of paragraph 6(c)(ix) or (d) sales or other dispositions of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its subsidiaries and that is disposed of in each case in the ordinary course of business.

     "Board of Directors" means the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under this Indenture.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the holders of the Series D Preferred Stock.

     "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York are authorized by law to close.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

     "Cash Equivalents" means (1) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (2) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500.0 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's and in each case maturing within one year after the date of acquisition and (3) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) and (2) above.

     "Change in Control" has the meaning assigned thereto in the Indenture.

     "Change of Control" means: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the consummation of any transaction (including any merger or consolidation) the result of which is that any "person" (as defined above), becomes the beneficial owner (as determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the Voting Securities of the Company, or (iii) the first day on which a majority of the members of the board of directors are not Continuing Directors.

     "Change of Control Amount" means, with respect to one share of Series D Preferred Stock, 105% of the Accreted Value per share plus any dividends accrued to such date (whether or not earned or declared) since the end of the previous Dividend Period; provided, however, that if the Change of Control occurs prior to the fifth anniversary of the date of issue of any share of Series D Preferred Stock, the Accreted Value shall be calculated assuming the Change of Control had occurred on the fifth anniversary of the date of issue of such share of Series D Preferred Stock (and assuming that no cash dividends had been paid on such share from the actual date of the Change of Control through the fifth anniversary of the date of issue).

     "Closing Date" means the date of issue of the Series D Preferred Stock.

     "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income: (1) Consolidated Interest Expense, (2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (3) depreciation expense, (4) amortization expense, (5) for purposes of determining the Company's ability to Incur Indebtedness, non-recurring severance and transaction costs incurred in connection with any acquisition (including any Transaction) by the Company or its subsidiaries and (6) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its subsidiaries in conformity with GAAP; provided that, if any subsidiary is not a Wholly Owned subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with

GAAP) or increased  (to the extent not otherwise  increased in  accordance  with
GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income (whether positive or negative) attributable to such subsidiary multiplied by (B) the percentage ownership interest in the income of such subsidiary not owned on the last day of such period by the Company or any of its subsidiaries.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, Indebtedness that is Guaranteed or secured by the Company or any of its subsidiaries, including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; and the net costs associated with Interest Rate Agreements) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its subsidiaries during such period; excluding, however, (1) any amount of such interest of any subsidiary if the net income of such subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis in conformity with GAAP.

     "Continuing Directors" means individuals who constituted the Board of Directors of the Company on July 11, 2000 (the "Incumbent Directors"); provided that any individual becoming a director during any year shall be considered to be an Incumbent Director if such individual's election, appointment or nomination was recommended or approved by at least two-thirds of the other Incumbent Directors continuing in office following such election, appointment or nomination present, in person or by telephone, at any meeting of the Board of Directors of the Company, after the giving of a sufficient notice to each Incumbent Director so as to provide a reasonable opportunity for such Incumbent Directors to be present at such meeting.

     "Conversion Stock" means shares of the Company's Series C Preferred Stock; provided that if there is a change such that the securities issuable upon conversion of the Series D Preferred Stock are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Series D Preferred Stock if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

     "Credit Facility" means the Credit Agreement dated as of July 26, 2000 among the Company, Morgan Stanley Senior Funding, Inc. and certain other financial institutions party thereto, as such agreement, may be, in one or more agreements with one or more lending groups, amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, in whole or in part, from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings,
restructurings,   replacements,
supplements or other modifications of the foregoing, including those that increase the amount available thereunder in accordance with the terms of this Indenture).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Event of Default" has the meaning assigned thereto in the Indenture.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Terms shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of these Terms shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the Transactions and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     "Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guaranteed Indebtedness" has the meaning set forth in paragraph 6(c)(v).

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired

Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness"   means,   with  respect  to  any  Person  at  any  date  of
determination (without duplication):

          (1) all indebtedness of such Person for borrowed money;

          (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

          (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months (or one year in the case of earnouts for which the maximum non-contingent obligation does not exceed $25.0 million) after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

          (5) all Capitalized Lease Obligations;

          (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

          (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

          (8)  to  the  extent  not  otherwise   included  in  this  definition,
     obligations under Currency Agreements and Interest Rate Agreements.

     The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum net liability upon the occurrence of the contingency giving rise to the obligation, provided
(A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Indebtedness to EBITDA Ratio" means, on any Transaction Date, the ratio of

          (1) the aggregate amount of Indebtedness of the Company and its subsidiaries on a consolidated basis outstanding on such Transaction Date to

          (2) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission (such four fiscal quarter period being the "Four Quarter Period"); provided that, in making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Four Quarter Period through the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that have been made by any Person that has become a material subsidiary or has been merged with or into the Company or any material subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a material subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

     "Indenture" means the Indenture dated July 26, 2000 by and between the Company and the Bank of New York, as Trustee, in respect of the Notes.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     "Investment" by the Company or any subsidiary in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding Permitted Advances and advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its material subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital

Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include the retention of the Capital Stock (or any other Investment) by the Company or any of its subsidiaries, of (or in) any Person that has ceased to be a subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of paragraph 6(c)(iv). For purpose of paragraph 6(c)(ii), the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

     "Liquidation Value" on any date means, with respect to one share of Series D Preferred Stock, the Accreted Value on such date, plus all dividends (whether or not earned or declared) accrued since the end of the previous Dividend Period.

     "MSDW" means Morgan Stanley Dean Witter & Co. and its affiliates.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any of its subsidiaries as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Notes" means the 13.5% Senior Notes of the Company due 2010.

     "Offer to Purchase" has the meaning assigned thereto in the Indenture.

     "Permitted Advances" means advances by the Company to the West Virginia PCS Alliance on and after the Closing Date in an aggregate amount not to exceed $104.0 million at any one time outstanding.

     "Permitted Holders" means WCAS and MSDW.

     "Permitted Investment" means:

                    (1) an Investment in the Company or a subsidiary of the Company or a Person which will, upon the making of such Investment, become a subsidiary of the Company or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a subsidiary of the Company; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its subsidiaries on the date of such Investment;

                    (2) Temporary Cash Investments;

                    (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

                    (4)   stock,   obligations   or   securities   received   in
          satisfaction of judgments;

                    (5)  Interest  Rate   Agreements  and  Currency   Agreements
          designed solely to protect the Company or its subsidiaries against fluctuations in interest rates or foreign currency exchange rates;

                    (6) loans or advances to or guarantees of third-party loans or advances to employees of the Company or any subsidiary in the normal course of business in an aggregate amount not to exceed $5.0 million in the aggregate at any one time outstanding;

                    (7) Strategic Telecommunications Investments made after the Closing Date in an aggregate amount not to exceed $11.25 million in the aggregate at any one time outstanding prior to the closing of the Company's acquisition of R&B Communications, Inc. (the "R&B Acquisition") and $15.0 million thereafter in the aggregate at any one time outstanding;

                    (8) Notwithstanding 7 above, Strategic Telecommunications Investments, to the extent that the payment for such Strategic Telecommunications Investments consists of (i) Common Stock of the Company or (ii) proceeds of a sale of Common Stock of the Company received by the Company within 60 days of the making of such Investment;

                    (9) Investments, the payment for which consists of (i) Capital Stock of the Company or (ii) the proceeds of a sale of Capital Stock of the

          Company received by the Company within 60 days of the making of such Investment, in an aggregate amount not to exceed $37.5 million at any one time outstanding prior to the closing of the R&B Acquisition and thereafter $50.0 million in the aggregate at any one time outstanding; and

                    (10) Investments outstanding on the Closing Date or to be made as part of the Transactions, including, without limitation, $7.5 million of investments in the RTFC to facilitate borrowings under the Credit Facility.

     "Permitted Liens" means:

                    (1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

                    (2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

                    (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

                    (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

                    (5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company and its subsidiaries, taken as a whole;

                    (6) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with paragraph 6(c)(i), to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

                    (7) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its subsidiaries, taken as a whole;

                    (8) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its subsidiaries relating to such property or assets;

                    (9) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

                    (10) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

                    (11) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any subsidiary of the Company; provided that such Liens do not extend to or cover any property or assets of the Company or any subsidiary of the Company other than the property or assets acquired;

                    (12) Liens in favor of the Company or any subsidiary of the Company;

                    (13) Liens arising from the rendering of a final judgment or order against the Company or any of its subsidiaries that do not give rise to an Event of Default;

                    (14) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

                    (15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

                    (16) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate
          Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

                    (17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its subsidiaries prior to the Closing Date;

                    (18) Liens on receivables.

     "Person" as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

     "Preferred Share Documents" means (1) the Securities Purchase Agreement dated as of July 11, 2000 among the Company, WCAS, and the other purchasers listed on the signature pages thereof (the "Purchasers"), with respect to the Series B Preferred Stock, (2) the Securities Purchase Agreement dated as of July 26, 2000 among the Company and the Purchasers, with respect to the Series C and Series D Preferred Stock, (3) the Shareholders Agreement among the Company and the Purchasers entered into at the closing of the sale of the Series B Preferred Stock as amended and restated on July 26, 2000, and (4) the Warrant Agreement among the Company and the Purchasers entered into at the closing of the sale of the Series B Preferred Stock.

     "R&B Acquisition" has the meaning set forth in the definition of "Permitted Investments" in this paragraph 7.

     "Related Business" means any business related to, ancillary to, or complementary to, the ownership, development, operation or acquisition of communications systems or the provision of communications services, in each case as determined in good faith by the board of directors of the Company.

     "Restricted Payments" has the meaning provided in paragraph 6(c)(ii).

     "Securities Act" means the Securities Act of 1933, as amended.

     "Shareholder Approval" means the approval of requisite holders of the Common Stock with respect to each of the following: (i) the removal of any limitation on the conversion of the Series D Preferred Stock into Series C Preferred Stock pursuant to and in accordance with the terms hereof and on the conversion of the Series C Preferred Stock into Common Stock, (ii) the removal of the Conversion Cap to which the Series C Preferred Stock is subject, (iii) the removal of the Minimum Conversion Price to which the Series C Preferred Stock is subject and (iv) the removal of any limitation on the right of Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe IX, L.P. or any of their Affiliates to vote any Voting Securities contained in paragraph
4.02 of that certain Amended and Restated Shareholders Agreement dated as of July 26, 2000.

     "Strategic Telecommunications Investment" means the acquisition by the Company or any of its subsidiaries of 50.0% or less of the Common Stock in a Related Business (1) over which the Company or its subsidiaries exerts operational or managerial influence or (2) which provides service directly to the Company or its subsidiaries; in each case, as determined in good faith by the Board of Directors (when such Investment is or exceeds $1.0 million) or as certified by an officer of the Company (when such Investment is below $1.0 million).

     "Subordinated Notes" means the 13.5% Subordinated Notes due 2011 of the Company.

     "Taxes" means all taxes, assessments, fees, levies, imposts, duties, penalties, deductions, withholdings, or other charges of any nature whatsoever from time to time or at any time imposed by any law or any Governmental Authority.

     "Temporary Cash Investment" means any of the following:

                    (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

                    (2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

                    (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

                    (4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; and

                    (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such

Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Transactions" means:

                    (1) the issuance of the Notes and the Subordinated Notes by the Company;

                    (2) the repayment of Indebtedness by the Company of the Alliances to the RTFC;

                    (3) the sale and issuance by the Company to the Permitted Holders of an aggregate amount of $250.0 million of its Preferred Shares;

                    (4) the acquisition by the Company of certain licenses and assets held by Richmond-Norfolk (the "Richmond-Norfolk Acquisition");

                    (5) the borrowings by the Company under the Credit Facility; and

                    (6) the dispositions of assets of Virginia RSA6 and RSA5 in connection with the Richmond-Norfolk Acquisition.

     "Transfer Agent" means the transfer agent for the Series D Preferred Stock appointed by the Company.

     "Voting Securities" means securities of the Company ordinarily having the power to vote for the election of directors of the Company; provided that when the term "Voting Securities" is used with respect to any other Person it means the capital stock or other equity interests of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

     "WCAS" means Welsh, Carson, Anderson & Stowe VIII, L.P. and Welsh, Carson, Anderson & Stowe IX, L.P. and their respective affiliates.

     "Wholly Owned" means with respect to any subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned subsidiaries of such Person.

                                                                       EXHIBIT H

                                WARRANT AGREEMENT

                           CFW COMMUNICATIONS COMPANY

                            DATED AS OF JULY 26, 2000

                                Table of Contents

Section                                                                     Page

1.   Issue of Warrant to Purchasers; Form of Warrants.........................1
2.   Registration.............................................................1
3.   Transfer of Warrants.....................................................2
4.   Term; Exercise...........................................................2
5.   Surrender of Warrant Certificates........................................3
6.   Mutilated or Missing Warrant Certificate.................................3
7.   Reservation of Common Stock, etc.........................................3
8.   Anti-dilution Adjustments................................................3
9.   Effect on Exercise Price of Certain Events...............................5
     (a)    Issuance of Rights or Options.....................................5
     (b)    Issuance of Convertible Securities................................5
     (c)    Change in Option Price or Conversion Rate.........................6
     (d)    Treatment of Expired Options and
               Unexercised Convertible Securities.............................6
     (e)    Calculation of Consideration Received.............................6
     (f)    Integrated Transactions...........................................7
     (g)    Record Date.......................................................7
     (h)    Subdivision or Combination of Common Stock........................7
     (i)    Reorganization, Reclassification, Consolidation,
               Merger or Sale.................................................7
     (j)    Certain Events....................................................8
     (k)    Notices...........................................................8
10.  Certain Events...........................................................9
11.  Absence of Registration..................................................9
12.  Information Covenants...................................................10
     12.1.  Notice of Stockholder Meetings...................................10
     12.2.  Notice of Distributions..........................................10
     12.3.  Financial Statements, etc........................................10
     12.4.  Proper Books and Records; Inspection.............................10
13.  Certain Definitions.....................................................11
14.  Notices.................................................................12
15.  Warrant Obligations Independent of Debt Obligations.....................12
16.  Fractional Interests....................................................12
17.  Binding Effect; Survival................................................13
18.  Counterparts............................................................13
19.  Governing Law...........................................................13


EXHIBITS

A    -    Warrant Certificate

                                WARRANT AGREEMENT

          WARRANT AGREEMENT dated as of July 26, 2000 between CFW Communications Company, a Virginia corporation (the "Company"), and the purchasers set forth on
Schedule I attached hereto (each individually a "Purchaser" and collectively the "Purchasers"). The Purchasers, so long as they are holders of any warrants hereunder, together with any permitted transferees or assignees who are registered holders of any warrant issued hereunder or a like warrant or warrants issued upon the transfer of such warrant (each individually a "Warrant" and collectively the "Warrants"), are referred to collectively as the "Holders" and individually as a "Holder."

          WHEREAS, pursuant to the terms of a Purchase Agreement dated as of July 21, 2000 among the Company, the Purchasers and LTSE Holdings Corporation (the "Purchase Agreement"), the Company has agreed to issue to each Purchaser a Warrant as hereinafter described to purchase shares of the Company's Common Stock, no par value per share (together with any other or additional classes of the Company's capital stock for which the Warrants may become exercisable in accordance with Section 9 of this Agreement, the "Common Stock"), upon the terms and subject to the conditions set forth in the Purchase Agreement; and

          WHEREAS, the Company wishes to set forth, among other things, the provisions of such Warrants and the terms and conditions on which such Warrants may be issued, exchanged, exercised and replaced;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

          1. ISSUE OF WARRANT TO PURCHASERS; FORM OF WARRANTS. The Company shall on the date hereof issue and deliver to the Purchasers for the consideration specified in the Purchase Agreement, Warrants to purchase an aggregate of Three Hundred Thousand (300,000) shares of Common Stock, subject to adjustment pursuant to Section 8 hereof. Each Purchaser shall receive a Warrant to purchase that number of shares of Common Stock set forth opposite such Purchaser's name on Schedule I attached hereto. Each Warrant, and any additional Warrants which may be issued upon partial exercise, replacement or transfer of such Warrant or Warrants, shall be evidenced by, and subject to the terms of, a Warrant Certificate (including the Forms of Election to Purchase and Assignment attached thereto, a "Warrant Certificate") in the form of Exhibit A attached hereto, in each case executed on behalf of the Company by the manual or facsimile signature of the President or Vice President of the Company, under its corporate seal affixed or in facsimile, and attested by the Secretary or an Assistant Secretary of the Company. A Warrant Certificate evidencing the original Warrant issued to each Purchaser shall be executed and delivered to such Purchaser simultaneously with the issuance of the Company's Senior Cumulative Convertible Preferred
Stock, Series B, to such Purchaser pursuant to the Purchase Agreement. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrants and the issuance of Common Stock upon the exercise of Warrants.

          2. REGISTRATION. All Warrant Certificates shall be numbered and shall be registered in a warrant register (the "Warrant Register") as they are issued. Subject to its compliance with the foregoing, the Company shall be entitled to treat the registered Holder of any Warrant on the Warrant Register as the owner in fact of such Warrant for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person or entity, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith.

          3. TRANSFER OF WARRANTS. Any Warrant may be transferred or endorsed to another party in whole or in part by giving written notice thereof to the Company at its principal office. If a new Warrant Certificate is requested in connection with such transfer, the Warrant Certificate being transferred shall be surrendered for cancellation, endorsed or accompanied by a written instrument of transfer, in form satisfactory to the Company, duly executed by the Holder thereof in person or by a duly authorized representative, agent or attorney-in-fact appointed in writing. Upon receipt thereof, the Company shall issue and deliver, in the name of the transferee, a new Warrant Certificate containing the same terms as the surrendered Warrant Certificate. In the case of the transfer of fewer than all of the rights evidenced by the surrendered Warrant Certificate, the Company shall issue a new Warrant Certificate to the Holder thereof for the remaining number of shares specified in the Warrant Certificate so surrendered.

          4. TERM; EXERCISE. A Warrant entitles the Holder thereof to purchase the number of shares of Common Stock specified in the Warrant Certificate held by such Holder at a purchase price of One Cent ($0.01) per share (the "Exercise Price") at any time on or after the date hereof and on or before 5:00 p.m.
Eastern Time on the tenth anniversary of the date hereof (such date, the "Expiration Date"). The Exercise Price and the number of shares issuable upon exercise of any Warrant are subject to adjustment upon the occurrence of certain events, pursuant to the provisions of Section 8 of this Agreement. Subject to the provisions of this Agreement, the Holder of a Warrant shall have the right, which may be exercised in whole or in part, to purchase from the Company, and the Company shall issue and sell to such Holder, the number of fully paid and non-assessable shares of Common Stock (together with any other shares of the Company's Common Stock issuable upon exercise of Warrants, the "Shares") specified in the Warrant Certificate held by such Holder. Such right shall be exercised by surrender to the Company, or its duly authorized agent, of such Warrant Certificate, with the Form of Election to Purchase attached thereto duly completed and signed, and upon payment to the Company of the Exercise Price, as adjusted in accordance with the provisions of Section 8, for the number of Shares in respect of which the Warrant is then exercised. Payment of such Exercise Price may be made (i) in cash, (ii) by certified check or bank draft payable to the order of the Company, (iii) by wire transfer of immediately available funds or (iv) by surrender of shares of Common Stock or by foregoing the issuance of Shares pursuant to this Warrant, in either case, that have a value as determined by reference to the Daily Price on the date of exercise equal to the aggregate Exercise Price for the Shares for which the Warrant is being exercised. Upon such surrender of the Warrant Certificate and payment of the Exercise Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder of such Warrant, in such name or names as such Holder may designate, a certificate or certificates for the number of full Shares so purchased, together with cash, as provided in Section 16 of this Agreement, in respect of any fraction of a Share otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person or entity so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the surrender of the Warrant Certificate and payment of the Exercise Price as aforesaid. A Warrant shall be exercisable, at the election of the Holder thereof, either for all or for part only of the Shares specified in the Warrant Certificate and if any Warrant is exercised in part prior to the Expiration Date, the Company shall issue a new Warrant Certificate for the remaining number of Shares specified in the Warrant Certificate so surrendered. The Company covenants that if any Shares issuable upon the exercise of Warrants require (under any federal or state law or applicable governing rule or regulation of any national securities exchange) registration with or approval of any governmental authority before such Shares may be issued upon exercise, the Company, upon receipt from any Purchaser of notice of intent to exercise, will in good faith and as expeditiously as possible endeavor to cause such Shares to be duly registered, approved or listed on the relevant national securities exchange, as the case may be.

          5. SURRENDER OF WARRANT CERTIFICATES. Any surrender of a Warrant Certificate for transfer pursuant to Section 3 above or upon exercise pursuant to Section 4 above shall be made (a) to the Company at its principal office or
(b) to the Company at such other place or to such agent of the Company as the Company shall hereafter notify the Holders.

          6. MUTILATED OR MISSING WARRANT CERTIFICATE. If a Warrant Certificate is mutilated, lost, stolen or destroyed, the Company shall issue and deliver (a) in exchange and substitution for and upon cancellation of any mutilated Warrant Certificate or (b) in lieu of and in substitution for any Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor representing an equivalent right or interest.

          7. RESERVATION OF COMMON STOCK, ETC. The Company shall reserve for so long as any Warrant remains outstanding a number of authorized and unissued Shares sufficient to provide for the exercise of all such Warrants, and the transfer agent for the Common Stock, which may be the Company (the "Transfer Agent"), is hereby irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued Shares as necessary for such purpose. The Company shall keep copies of this Agreement on file with the Transfer Agent and shall supply the Transfer Agent with duly executed stock certificates for such purpose and will itself provide or otherwise make available any cash payable as provided in Section 16 of this Agreement. All Warrant Certificates surrendered upon the exercise of Warrants shall be cancelled. The Company shall furnish to the Transfer Agent a copy of all notices of adjustment, and certificates related thereto, required to be transmitted to each Holder pursuant to Section 9(k) hereof.

          8. ANTI-DILUTION ADJUSTMENTS.

          (a) In order to prevent dilution of the exercise rights granted hereunder, the Exercise Price and the number of shares purchasable upon exercise of the Warrants shall be subject to adjustment from time to time pursuant to this Section 8.

          (b) Subject to subparagraph 8(d) below, if and whenever on or after the date hereof the Company issues or sells, or in accordance with Section

     9 is deemed to have issued or sold, any shares of its Common Stock without consideration or at a price per share less than the Exercise Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then in each such case, the Exercise Price, upon each such issuance or sale, except as hereinafter provided, shall be lowered so as to be equal to an amount determined by multiplying the Exercise Price in effect immediately prior to such issuance or sale by the following fraction:

                                      P + N
                                    ---------
                                      P + F

          where:

          P = the number of shares of Common Stock outstanding immediately prior to such issuance or sale, assuming the exercise or conversion of all outstanding securities exercisable for or convertible into Common Stock at any time on or after the date of such calculation

          N = the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Exercise Price in effect immediately prior to such issuance or sale

          F =  the number of additional shares of Common Stock so issued or sold

          (c) Notwithstanding the foregoing, there shall be no adjustment in the Exercise Price as a result of (i) any issue or sale (or deemed issue or sale) of Options to acquire shares of Common Stock to employees of the Company, or shares of Common Stock issuable pursuant to the exercise of such Options, pursuant to stock option plans approved by the Company's Board of Directors so long as the exercise price of such Options is not less than the Daily Price on the date such Options are issued as determined by the Company's Board of Directors in its good faith judgment, or any issuance of shares of Common Stock pursuant to the exercise of Options outstanding as of July 11, 2000; (ii) the issuance of up to 3,716,400 shares of Common Stock to the sellers in connection with the closing of the Company's acquisition of R&B Communications, Inc. and the issuance to employees of R&B Communications, Inc. of options to acquire shares of Common Stock (not exceeding 65,000 shares in the aggregate) pursuant to the terms set forth in Exhibit G to the Agreement and Plan of Merger, dated as of June 16, 2000, by and among R&B Communications, Inc., R&B Combination Company and the Company; (iii) Common Stock issued pursuant to and in accordance with the terms of the Company's Dividend Reinvestment Plan (so long as such shares are issued at a price which is no less than the Daily Price on the date of issuance) or 1997 Employee Stock Purchase Plan, each as in effect as of July 11, 2000; and (iv) the issuance of up to 600,000 shares of Common Stock in connection with the purchase by the Company of minority interests in the Virginia PCS Alliance, the West Virginia PCS Alliance and/or the Virginia RSA 6 Cellular Limited Partnership (assuming that the aggregate purchase price for all such minority interests does not exceed $21 million).

          9. Effect on Exercise Price of Certain Events. For purposes of determining the adjusted Exercise Price under Section 8, the following shall be applicable:

          (a) ISSUANCE OF RIGHTS OR OPTIONS. Except for Options granted in accordance with the provisions of Section 8(c) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the Company in any manner grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Exercise Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Options for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Exercise Price shall be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

          (b) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than (a) the Exercise Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable" shall be determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Exercise Price shall be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Exercise Price had been or are to be made pursuant to other provisions of this Section 9, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

          (c) CHANGE IN OPTION PRICE OR CONVERSION RATE. Except for Options granted in accordance with the provisions of Section 8(c) above or in accordance with the Company's Rights Agreement dated as of February 26, 2000, if the purchase price provided for in any Options, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Exercise Price in effect at the time of such change shall be immediately adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided that if such adjustment would result in an increase of the Exercise Price then in effect, such adjustment shall not be effective until 30 days after written notice thereof has been given by the Company to all holders of the Warrants. For purposes of Section 9, if the terms of any Option or Convertible Security which was outstanding as of the date hereof are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Exercise Price hereunder to be increased.

          (d) TREATMENT OF EXPIRED OPTIONS AND UNEXERCISED CONVERTIBLE SECURITIES. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Security without the exercise of any such Option or right, the Exercise Price then in effect hereunder shall be adjusted immediately to the Exercise Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Exercise Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Warrants. For purposes of Section 9, the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of the Warrants shall not cause the Exercise Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date.

          (e) CALCULATION OF CONSIDERATION RECEIVED. If any Common Stock, Option or Convertible Security is issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. If any Common Stock, Option or Convertible Security is issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. If any Common Stock, Option or Convertible Security is issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving Company, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Option or Convertible Security, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Company and the holders of a majority of the Shares. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Company and the holders of a majority of the outstanding Shares. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

          (f) INTEGRATED TRANSACTIONS. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option shall be deemed to have been issued for a consideration of $.01.

          (g) RECORD DATE. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (a) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (b) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or upon the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (h) SUBDIVISION OR COMBINATION OF COMMON STOCK. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

          (i) REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, is referred to herein as an "Organic Change". Prior to the consummation of any Organic Change, the Company shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Shares) to insure that each of the holders of Warrants shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Shares immediately theretofore acquirable and receivable upon the exercise of such holder's Warrants, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had exercised its Warrants immediately prior to such Organic Change. In each such case, the Company shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the

     Shares then outstanding) to insure that the provisions of Sections 8 and 9 hereof shall thereafter be applicable to the Warrants (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Exercise Price pursuant to the provisions of this Section 9 to give effect to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of Shares acquirable and receivable upon exercise of Warrants, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger or sale). The
     Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Shares then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (j) CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of Sections 8 and 9 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate adjustment in the Exercise Price so as to protect the rights of the holders of Warrants; provided that no such adjustment shall increase the Exercise Price as otherwise determined pursuant to Sections 8 and 9 or decrease the number of Shares issuable upon exercise of each Warrant.

          (k) NOTICES.

               (i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to all holders of Warrants, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (ii) The Company shall give written notice to all holders of Warrants at least 20 days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock (other than the Company's ordinary Common Stock dividend), (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (iii) The Company shall also give written notice to the holders of Warrants at least 20 days prior to the date on which any Organic Change shall take place.

          10. Certain Events. If any of the following occurs on or before the Expiration Date:

          (a) a consolidation or merger of the Company with or into another entity (other than any merger as to which the Company is the surviving corporation and there is no change in the Common Stock in connection therewith),

          (b) a liquidating dividend with respect to the Common Stock, or

          (c) a tender offer or exchange offer with respect to the Common Stock (other than a tender offer opposed by the Company's board of directors),

(each, an "Event"), then, in connection with any such Event, each Holder of a Warrant shall have the right, in lieu of exercising such Warrant in advance of such Event and receiving the consideration which a Holder of the Shares issuable upon exercise of such Warrant would receive in connection with such consolidation or merger, liquidating dividend or tender offer (the "Event Consideration"), upon surrender of the Warrant Certificate evidencing such Warrant to the Company or its duly authorized agent or to the depositary or exchange agent, as the case may be, to receive the Event Consideration with respect to the Shares for which such Warrant is exercisable reduced by the Exercise Price. Such reduction in the Event Consideration shall first be applied to any cash included in the Event Consideration and, to the extent that such cash is less than the Exercise Price, the amount of the securities or other property to be received by such Holder shall be reduced by an amount that, together with any such cash, is (in the reasonable judgment of the Company's board of directors) equal to the Exercise Price. The Company hereby covenants

          (A) to give notice of any Event specified in (a) or (b) above to each Holder of Warrants at least twenty (20) days in advance of the record date for determining stockholders' rights with respect to such Event, and

          (B) that any agreements, resolutions, offers or other documents with respect to any Event shall contain terms consistent with the provisions of this Section 10 and, in the case of any Event specified in (c) above, shall be forwarded to each Holder of Warrants.

The provisions of this Section 10 shall also apply to successive Events.

          11. ABSENCE OF REGISTRATION. By acceptance of a Warrant Certificate evidencing the Warrant, each Holder represents and agrees that such Holder is acquiring the Warrant, and that upon exercise thereof it will acquire the Shares, with its own funds for its own account for investment, and not with a view to any sale, distribution or transfer thereof in violation of the Securities Act of 1933 (the "Securities Act").

          Each Holder acknowledges that such Holder has been informed by the Company or by the previous Holder of the Warrant that the Warrant may not, under the Securities Act and applicable regulations thereunder, be re-sold, transferred or otherwise disposed of without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, if sold pursuant to an applicable exemption and if requested by the Company, an opinion of counsel that registration under the Securities Act is not required.

          Warrant Certificates shall bear the following legend:

          THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). IT MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

          12. INFORMATION COVENANTS.

          12.1 NOTICE OF STOCKHOLDER MEETINGS. Nothing contained in this Agreement shall be construed as conferring upon any Holder the right to vote or to consent to or receive notice as a stockholder in respect of the meetings of stockholders or the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company; provided, however, that if a meeting of the stockholders of the Company is called or if consents of the Company's stockholders are solicited to consider and take action on a proposal for (i) the declaration of a dividend with respect to Shares, other than in cash, (ii) the redemption or repurchase of any Shares, other than pursuant to repurchase agreements with employees, (iii) the voluntary dissolution of the Company or (iv) any consolidation, merger or sale of all or substantially all of its property, assets, business and good will as an entirety, then the Company shall cause a notice thereof to be sent by first class mail, postage prepaid, at least twenty (20) business days prior to the record date for determining stockholders entitled to vote at such meeting or to take action with respect to such consent, to each Holder of Warrants at such Holder's address appearing on the Warrant Register; but failure to mail or to receive such notice or any defect therein or in the mailing thereof shall not affect the validity of any action taken at such meeting or by such consent.

          12.2 NOTICE OF DISTRIBUTIONS. If the Company determines to make any distribution on its Common Stock, then the Company shall deliver a notice of its intention to make such distribution by first class mail, postage prepaid, at least twenty (20) business days prior to the record date for such distribution to each registered Holder of Warrants at such Holder's address appearing on the Warrant Register, but failure to mail or to receive such notice or any defect therein or in the mailing thereof shall not affect the validity of any action taken in connection with such distribution.

          12.3 FINANCIAL STATEMENTS, ETC. Notwithstanding Section 12.1 above, the Company shall promptly deliver to each Holder copies of all regular and periodic financial information, proxy materials and other information and reports, if any, which the Company or any of its subsidiaries shall file with the Securities and Exchange Commission. In addition, the Company shall deliver to each Holder all financial statements and other reports required to be delivered to holders of Senior Cumulative Preferred Stock, Series B, pursuant to the Purchase Agreement.

          12.4 PROPER BOOKS AND RECORDS; INSPECTION. The Company covenants that it will keep proper books and records in which full, true and correct entries in conformity with generally accepted accounting principles shall be made of all dealings and transactions in relation to its business and activities. The Company further covenants that it will permit, and will cause each of its subsidiaries to permit, any person designated in writing by any Holder to visit and inspect any of its properties, to examine its corporate, financial and operating records and to make copies thereof or extracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, employees and independent accountants, all at such times, upon reasonable notice, as may reasonably be desired.

          13. CERTAIN DEFINITIONS. The following terms, as used herein, shall have the following meanings:

          "CONVERTIBLE SECURITIES" means any stock or securities directly or indirectly convertible into or exchangeable for Common Stock.

          "DAILY PRICE" means, as of any date, (i) if the shares of such class of Common Stock then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such date as reported on the NYSE Composite Transactions Tape; (ii) if the shares of such class of Common Stock then are not listed and traded on the NYSE, the closing price on such date as reported by the principal national securities exchange on which the shares are listed and traded; (iii) if the shares of such class of Common Stock then are not listed and traded on any such securities exchange, the last reported sale price on such date on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); or (iv) if the shares of such class of Common Stock then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such date as reported by NASDAQ.

         "MARKET PRICE" of any security means the average of the closing prices of such security's sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the holders of a majority of the Shares. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Company and the holders of a majority of the Shares. The determination of such appraiser shall be final and binding upon the parties, and the Company shall pay the fees and expenses of such appraiser.

          "OPTIONS" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

          "PERSON"  as used  herein  means any  corporation,  limited  liability
company,  partnership,   trust,  organization,   association,  other  entity  or
individual.

          14. NOTICES. Any notice pursuant to this Agreement to be given or made by any Holder to or on the Company shall be made by hand delivery, prepaid first-class mail (registered or certified, return receipt requested), telegraph, facsimile transmission (receipt confirmed), or overnight air courier guaranteeing next day delivery, addressed to the Company at:

              CFW Communications Company
              401 Spring Lane
              Suite 300
              Waynesboro, VA  22980
              Attn:  Chief Executive Officer
              Facsimile: (540) 946-3595

              with a copy to:

              Hunton & Williams
              Bank of America Plaza
              Suite 4100
              600 Peachtree Street, NE
              Atlanta, GA 30308-2216
              Attn: David M. Carter, Esq.
              Facsimile: (404) 888-4190

          Any notice or demand authorized by this Agreement to be given or made by the Company to any Holder shall be sufficiently given or made (except as otherwise provided in this Agreement) if sent as provided above, addressed to such Holder's address appearing on the Warrant Register, with a copy, in the case of a Purchaser, to:

              Kirkland & Ellis
              153 East 53rd Street
              New York, NY 10022
              Attn:  Michael Movsovich, Esq.
              Facsimile:  (212) 446-4900

          15. WARRANT OBLIGATIONS INDEPENDENT OF DEBT OBLIGATIONS. Pursuant to the Purchase Agreement, the Company has issued its $95,000,000 13.5% Subordinated Notes due 2011, to LTSE Holdings Corporation. The obligations of the Company or its affiliates with respect to the Warrants, including, without limitation, the obligations set forth in this Agreement, are independent of any obligations of the Company under the Purchase Agreement, and such obligations with respect to the Warrants shall remain valid and binding notwithstanding the performance of, or any breach by the Company or its affiliates with respect to, their obligations under the Purchase Agreement.

          16. FRACTIONAL INTERESTS. The Company shall not be required to issue fractions of Shares on the exercise of Warrants. If the Company elects not to issue fractions of Shares, then with respect to any fraction of a Share that would otherwise have been issuable on the exercise of a Warrant, the Company shall purchase such fraction for an amount in cash equal to the fraction of the then current Daily Price attributable to such fractional share.

          17. BINDING EFFECT; SURVIVAL. This Agreement shall survive the exercise of the Warrants and shall be binding upon the Company and its successors and assigns and shall be binding upon and inure to the benefit of the Holders of the Warrants and each holder of Shares issued upon exercise of the Warrants.

          18. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but such counterparts together shall constitute but one and the same instrument.

          19. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

                                    * * * * *

          IN WITNESS WHEREOF, each of the parties hereto has caused this Warrant Agreement to be duly executed as a sealed instrument as of the day, month and year first above written.

                                        THE COMPANY:

                                        CFW COMMUNICATIONS COMPANY



                                        By:__________________________
                                             Name:
                                             Title:

                                        PURCHASERS:

                                        WCAS CAPITAL PARTNERS III, L.P.

                                        By:  WCAS CP III Associates, LLC,
                                             as General Partner


                                        By:    _______________________________
                                        Name:
                                        Title:   Managing Member

                                        Address for notices:
                                        -----------------------

                                           c/o Welsh, Carson, Anderson & Stowe
                                           320 Park Avenue, Suite 2500
                                           New York, NY 10022
                                           Facsimile: (212) 893-9570
                                           Attention: Jonathan M. Rather

                                        with a copy to:
                                        -----------------------

                                           Kirkland & Ellis
                                           Citigroup Center
                                           153 East 53rd Street
                                           New York, NY 10022
                                           Facsimile: (212) 446-4900
                                           Attention: Michael Movsovich, Esq.

                                    EXHIBIT A

                               WARRANT CERTIFICATE


          THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). IT MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

          THE TRANSFER OR EXCHANGE OF THIS WARRANT MUST BE REGISTERED IN ACCORDANCE WITH THE WARRANT AGREEMENT REFERRED TO HEREIN.

NO. W-___                                                          JULY 26, 2000

                        VOID AFTER 5:00 P.M. EASTERN TIME
                              TIME ON JULY 26, 2010

                           CFW COMMUNICATIONS COMPANY
                               WARRANT CERTIFICATE

          THIS CERTIFIES THAT for value received, WCAS Capital Partners III, L.P., or its registered assigns, is the owner of a Warrant which entitles it to purchase at any time on or after July 26, 2000, and on or before 5:00 p.m. Eastern Time on the tenth anniversary of the date hereof or on such later date, if any, as provided in the Warrant Agreement (as hereinafter defined) (the "Expiration Date"), Three Hundred Thousand (300,000) fully paid and nonassessable Shares of the Common Stock, no par value (the "Common Stock") of the Company, at the purchase price of $0.01 per share (the "Exercise Price") upon presentation and surrender of this Warrant Certificate with the Form of Election to Purchase attached hereto duly executed. The Expiration Date is subject to extension as provided in said Warrant Agreement. The number of Shares which may be purchased upon exercise of the Warrant evidenced by this Warrant Certificate is the number as of the date of the original issue of such Warrant, based on the Shares of Common Stock of the Company as constituted at such date. As provided in the Warrant Agreement, the number and kind of Shares which may be purchased upon the exercise of the Warrant evidenced by this Warrant Certificate, and the Exercise Price at which such shares are purchasable, are, upon the happening of certain events, subject to modification and adjustment.

          This Warrant Certificate and the Warrant it represents are subject to, and entitled to the benefits of, all of the terms, provisions and conditions of a certain Warrant Agreement dated as of July 26, 2000 (the "Warrant Agreement") between the Company and the original holder hereof, which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitation of rights, obligations, duties and immunities hereunder of the Company and the holder of this Warrant Certificate. Copies of the Warrant Agreement are on file at the principal office of the Company.

          Subject to the terms of the Warrant Agreement, this Warrant Certificate, upon surrender at the principal office of the Company, may be exchanged for another Warrant Certificate or Warrant Certificates of like tenor and date evidencing a Warrant or Warrants entitling the holder to purchase a like aggregate number of Shares of Common Stock as the Warrant evidenced by the Warrant Certificate surrendered entitled such holder to purchase.

          No fractional Shares of Common Stock need be issued upon the exercise of any Warrant evidenced hereby, but in lieu thereof a cash payment may be made, as provided in the Warrant Agreement.

          No holder of this Warrant Certificate shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, to give or withhold consent to any corporate action (whether upon any recapitalization, issue of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise), to receive notice of meetings (except as provided in the Warrant Agreement), or to receive dividends or subscription rights or otherwise, until the Warrant evidenced by this Warrant Certificate shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become deliverable as provided in the Warrant Agreement.

          If this Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company's Common Stock are closed for any purpose, the Company shall not be required to make delivery of certificates for Shares purchasable upon such exercise until the date of the reopening of said transfer books.

          IN WITNESS WHEREOF, the Company has caused the signature (or facsimile signature) of its President and Secretary to be printed herein and its corporate seal (or facsimile) to be printed herein.



Attest:                                 CFW COMMUNICATIONS COMPANY


By: ______________________________      By:  ______________________________
                                             James Quarforth
    Secretary                                Chief Executive Officer

                          FORM OF ELECTION TO PURCHASE

          To be executed if the Holder desires to exercise the Warrant.

TO CFW COMMUNICATIONS COMPANY:

          The  undersigned  hereby  irrevocably  elects to exercise  the Warrant
evidenced by this Warrant Certificate No. W-          to purchase  ____________
Shares of Common Stock issuable upon the exercise of such Warrant and requests that certificates for such Shares be issued in the name of:

                     Name


                     Address


                     Social Security Number

          If such number of Shares shall not be all the Shares with respect to which this Warrant is exercisable, a new Warrant for the balance remaining of such Shares will be registered in the name of and delivered to:

                     Name


                     Address


                     Social Security Number


Date:                  ______________________________
                       Signature
                       (Signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate)

                                   ASSIGNMENT


          (To be executed only upon assignment of Warrant Certificates)

          For value received, the undersigned hereby sells, assigns and transfers unto ___________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company, with full power of substitution in the premises.

Dated:
                              __________________________________
                              Name:

                              NOTE: The above signature should correspond exactly with the name on the face of this Warrant Certificate.

                                   SCHEDULE I


               Warrant Purchasers                 Shares of Common Stock

WCAS Capital Partners III, L.P.

                                                                       EXHIBIT I


                              AMENDED AND RESTATED

                             SHAREHOLDERS AGREEMENT

                            Dated as of July 26, 2000

                                      among

                           CFW COMMUNICATIONS COMPANY

                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,

                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                       and

                            THE OTHER PERSONS LISTED

                          ON THE SIGNATURE PAGES HEREOF

                                TABLE OF CONTENTS

ARTICLE 1. DEFINITIONS ........................................................1
   SECTION 1.01      Definitions...............................................1

ARTICLE 2. RIGHTS AND OBLIGATIONS WITH RESPECT TO TRANSFER ....................5
   SECTION 2.01      General Restrictions......................................5
   SECTION 2.02      Agreement to Be Bound.....................................5
   SECTION 2.03      Legends...................................................5

ARTICLE 3. REGISTRATION RIGHTS ................................................6
   SECTION 3.01      Demand Registration Rights................................6
   SECTION 3.02      Piggy-Back Registration Rights............................8
   SECTION 3.03      Registration Procedures..................................10
   SECTION 3.04      Participation in Underwritten Registrations..............12
   SECTION 3.05      Indemnification..........................................13
   SECTION 3.06      Shelf Registration.......................................14
   SECTION 3.07      Holdback Agreements......................................14

ARTICLE 4. CORPORATE GOVERNANCE; COVENANTS                                    15
   SECTION 4.01      Board of Directors.......................................15
   SECTION 4.02      Voting...................................................16

ARTICLE 5. STANDSTILL                                                         17
   SECTION 5.01      Acquisition of Voting Securities/Board Control...........17

ARTICLE 6. MISCELLANEOUS                                                      18
   SECTION 6.01      Headings.................................................18
   SECTION 6.02      No Inconsistent Agreements...............................18
   SECTION 6.03      Entire Agreement.........................................18
   SECTION 6.04      Notices..................................................18
   SECTION 6.05      Applicable Law; Submission to Jurisdiction...............18
   SECTION 6.06      Severability.............................................19
   SECTION 6.07      Successors, Assigns, Transferees.........................19
   SECTION 6.08      Amendments; Waivers......................................19
   SECTION 6.09      Counterparts.............................................19
   SECTION 6.10      Recapitalization, etc....................................19
   SECTION 6.11      Remedies.................................................20
   SECTION 6.12      Reasonable Best Efforts..................................20

                             SHAREHOLDERS AGREEMENT

          AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (this "Agreement") dated as of July 26, 2000 among CFW Communications Company, a Virginia corporation (the "Issuer"), Welsh, Carson, Anderson & Stowe VIII, L.P. and Welsh, Carson, Anderson & Stowe IX, L.P., each a Delaware limited partnership (together, "WCAS"), and each of the other Persons listed on the signature pages hereof. Each of the parties to this Agreement (other than the Issuer) and any other Person who, pursuant to the terms hereof, shall become a party to or agree to be bound by the terms of this Agreement after the date hereof is sometimes hereinafter referred to as a "Holder".

          WHEREAS, the parties hereto are the parties to a Shareholders Agreement dated as of July 11, 2000 (the "Original Shareholder Agreement"), and pursuant to Section 6.08 of the Original Shareholder Agreement, the parties hereto desire to amend and restate the Original Shareholder Agreement;

          WHEREAS, the parties hereto are the parties to a Securities Purchase Agreement dated as of July 11, 2000 (as amended from time to time, the "Series B Purchase Agreement") pursuant to which the Holders purchased Series B Shares (as defined below) from the Issuer pursuant to and in accordance with the terms of the Series B Purchase Agreement;

          WHEREAS, the parties hereto are the parties to a Securities Purchase Agreement dated as of July 26, 2000 (as amended from time to time, the "Series C Purchase Agreement" and, together with the Series B Purchase Agreement, the "Purchase Agreements") pursuant to which the Holders purchased Series C Shares (as defined below) from the Issuer pursuant to and in accordance with the terms of the Series C Purchase Agreement; and

          WHEREAS, the parties hereto desire to provide for certain rights and obligations relating to the capital stock of the Issuer and certain matters relating to the conduct of the business and the affairs of the Issuer following the date hereof.

          NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

          SECTION 1.01 Definitions. The following terms, as used herein, have the following meanings:

          "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person; provided that, for purposes of this Agreement, (i) the Issuer shall not be treated as an Affiliate of any Holder or its Affiliates, (ii) a Holder and its Affiliates shall not be treated as Affiliates of the Issuer or its Affiliates or as Affiliates of any other Holder or such Holder's Affiliates solely by reason of its ownership interest in the Issuer, (iii) any portfolio company of a Holder shall not be treated as an Affiliate of such Holder and (iv) each individual Holder's Family Group shall be treated as an Affiliate of such Holder. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

          "beneficial ownership" and "beneficially own" shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act.

          "Board of Directors" means the Board of Directors of the Issuer.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

          "Commission" means the Securities and Exchange Commission or any successor commission or agency having similar powers.

          "Common Shares" means shares of the common stock of the Issuer, no par value per share.

          "Competitor" means any Person that is both (i) engaged in the business of providing telecommunication services offered by the Issuer and its Subsidiaries that generate at least 5% of the Issuer's consolidated revenues as of the date of the Issuer's most recent Form 10-K or 10-Q filed with the Commission and the revenues of such Person attributable to such services exceed $10 million annualized and (ii) a competitor of the Issuer operating in any of the Major Trading Areas in which the Issuer and its Subsidiaries are operating as of the time of the proposed Transfer.

          "Daily Price" means, as of any date, (i) if the Common Shares then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such date as reported on the NYSE Composite Transactions Tape; (ii) if the Common Shares then are not listed and traded on the NYSE, the closing price on such date as reported by the principal national securities exchange on which the shares are listed and traded; (iii) if the Common Shares then are not listed and traded on any such securities exchange, the last reported sale price on such date on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); or (iv) if the Common Shares then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such date as reported by NASDAQ.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Family Group" means, with respect to an individual Holder, such Holder's spouse and descendants (whether natural or adopted) and any trust solely for the benefit of such Holder and/or such Holder's spouse, their respective ancestors and/or descendants (whether natural or adopted).

          "Fully-Diluted Basis" means taking into account all outstanding Common Shares, shares issuable in respect of stock appreciation rights or options, warrants and other rights to purchase or subscribe for Common Shares or securities convertible into or exchangeable for Common Shares.

          "group" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

          "Initial Holders" means WCAS, the other Persons listed on the signature pages hereof (other than the Issuer) and their respective Permitted Transferees.

          "Initial Holdings" means the Preferred Shares issued to WCAS and the other Persons listed on the signature pages hereof pursuant to the Purchase Agreements and/or the Common Shares into which such Preferred Shares may initially be converted.

          "Person"  means  an  individual,  partnership,   corporation,  limited
liability company, trust, joint stock company, association, joint venture, or any other entity or organization.

          "Permitted Transferee" means any Person that becomes a Holder under this Agreement by acquiring any of the Initial Holdings from any other Holder.

          "Preferred Shares" means the Series B Shares and the Series C Shares.

          "Prohibited  Transferee"  means, at the time of any proposed Transfer,
(i) any Competitor, (ii) any Person who directly or indirectly owns 15% or more of the outstanding voting securities of any Competitor and has the right to representation on the board of directors of such Competitor or (iii) any Person who has signed a binding contract to acquire one or more Competitors in connection with a consolidation or roll up of related companies, or otherwise.

          "Public Offering" means any underwritten public offering of equity securities of the Issuer pursuant to an effective registration statement under the Securities Act other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor or similar form.

          "Registering Holders" means Holders whose Registrable Shares are covered by or offered pursuant to a registration statement filed pursuant to
Article 3.

          "Registrable Shares" means (i) all Preferred Shares acquired by or issued or issuable to, Holders on or after the date hereof; (ii) all Common Shares acquired by or issued or issuable to, Holders on or after the date hereof, including the Common Shares issued or issuable upon conversion of the Preferred Shares and (iii) any equity securities, whether of the Issuer or any other person, issued or issuable to Holders with respect to the securities referred to in clauses (i) and (ii) above by way of stock dividend or stock split or in connection with a combination or exchange of shares, recapitalization, merger, consolidation or other reorganization. Registrable Shares shall cease to be Registrable Shares when (x) they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public in compliance with Rule 144, (y) such Common Shares or Preferred Shares shall have ceased to be outstanding or (z) they are held or proposed to be distributed by a Person that is not a Holder, except with respect to any Transfer to an Affiliate of such Holder or to the partners, shareholders or members of such Holder.

          "Registration Expenses" means all expenses incident to the Issuer's performance of or compliance with Article III hereof, including without limitation, (i) registration, qualification and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of a qualified independent underwriter, if any, counsel in connection therewith and the reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Shares), (iii) printing expenses, (iv) internal expenses of the Issuer (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Issuer,
(vi) customary fees and expenses for independent certified public accountants retained by the Issuer (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters), (vii) fees and expenses of any special experts retained by the Issuer in connection with such registration, (viii) reasonable fees and expenses of one separate firm of attorneys for the Registering Holders (which counsel shall be selected by the Registering Holders selling securities constituting a majority of all securities to be included in such registration) and (ix) fees and expenses of listing the Registrable Shares on a securities exchange or market for trading; but shall not include any underwriting fees or discounts or commissions attributable to the sale of Registrable Shares.

          "Requesting   Holders"  has  the  meaning   given  to  it  in  Section
3.01(a)(i).

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Series B Shares" means shares of Senior Cumulative Convertible Preferred Stock, Series B, no par value per share, of the Issuer.

          "Series C Shares" means shares of Senior Cumulative Convertible Preferred Stock, Series C, no par value per share, of the Issuer.

          "Shares" means the Common Shares and the Preferred Shares.

          "Subsidiary" means any entity of which ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by the Issuer.

          "Transaction Agreements" means this Agreement, the Purchase Agreements, the Warrant Agreement (as defined in the Series B Purchase
Agreement) and the Articles of Amendment to the Issuer's Articles of Incorporation for each of the Series B Shares and the Series C Shares.

          "Transfer" means, with respect to any security, (i) when used as a verb, to sell, assign, dispose of, exchange or otherwise transfer such security or any interest therein, whether directly or indirectly, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange or other transfer of such security or any interest therein or any agreement or commitment to do any of the foregoing.

          "Voting Securities" means all securities of the Issuer entitled, in the ordinary course, to vote in the election of directors of the Issuer.

                                   ARTICLE 2.
                 RIGHTS AND OBLIGATIONS WITH RESPECT TO TRANSFER

          SECTION 2.01 General Restrictions. Each Transfer of Shares must be made in compliance with the Securities Act, any applicable state and foreign securities law and this Article 2. Each Holder understands and agrees that the Shares have not been registered under the Securities Act and that they are restricted securities. Any attempt to Transfer, pledge, grant a security interest in, or otherwise encumber any Shares not in compliance with this Agreement shall be null and void and neither the Issuer nor any transfer agent shall give any effect in the Issuer's transfer records to such Transfer, pledge, grant or encumbrance. In addition, each Holder agrees that, except with respect to any Transfer to an Affiliate of such Holder or to the partners, shareholders or members of such Holder (i) any proposed Transfer of Preferred Shares prior to July 11, 2002 shall require the prior written approval of the Issuer, and (ii) any proposed Transfer of Preferred Shares to a Prohibited Transferee on or after July 11, 2002 shall require the prior written approval of the Issuer.

          SECTION 2.02 Agreement to Be Bound. No Transfer of Shares otherwise permitted pursuant to Article 2 (other than Transfers pursuant to a Public Offering or Rule 144 (or any successor provision) under the Securities Act (as such rule may be amended from time to time, "Rule 144") or Transfers to the Issuer) shall be effective unless (i) the certificates representing such Shares delivered to such transferee shall bear the legend set forth in Section 2.03, if required by such Section, and (ii) prior to such Transfer, (A) such transferee (if not already a party to this Agreement) shall have executed and delivered to the Issuer an instrument or instruments substantially in the form of Exhibit A hereto confirming that such transferee has agreed to be bound as a "Holder" by the terms of this Agreement, a copy of which instrument shall be maintained on file with the Secretary of the Issuer and shall include the address of such transferee to which notices hereunder shall be sent and (B) if so requested by the Issuer, upon receipt of an opinion of counsel (which shall be reasonably acceptable to the Issuer) to the effect that such Shares may be sold or transferred pursuant to an exemption from registration under the Securities Act; provided that the provisions of clause (ii) above shall not be applied to any Transfer by a Holder of any of its Shares to the Affiliates, partners, members or securityholders of such Holder pursuant to a distribution in respect of the partnership interests, membership interests or other ownership interests of such Holder.

          SECTION 2.03 Legends.

               (a) Each certificate evidencing outstanding Shares acquired by any Holder shall bear a legend in substantially the following form:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE AMENDED AND

          RESTATED SHAREHOLDERS AGREEMENT DATED AS OF JULY 26, 2000, A COPY OF WHICH WILL BE FURNISHED BY THE ISSUER UPON REQUEST AND WITHOUT CHARGE.

               (b) If any Shares (i) shall cease to be Registrable Shares, (ii) may be sold pursuant to Rule 144(k) or otherwise in the public market without being registered under the Securities Act or (iii) are sold pursuant to Rule 144 (other than Rule 144(k)) to a person who is not an Affiliate of the Issuer, upon the written request of the holder thereof, the Issuer shall issue, in the case of clauses (i) and (ii) above, to such holder and, in the case of clause (iii), to the purchaser thereof, a new certificate evidencing such Shares without the first sentence of the legend required by Section 2.03(a) hereof endorsed thereon. If any Shares shall cease to be subject to the restrictions on Transfer set forth in this Agreement, the Issuer shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Shares without the second sentence of the legend (or the reference therein to the applicable agreement) required by Section 2.03(a) hereof endorsed thereon.

                                   ARTICLE 3.
                               REGISTRATION RIGHTS

          SECTION 3.01 Demand Registration Rights.

               (a) Registration on Request. Subject to Section 3.06, at any time after the date hereof, the holders of at least a majority of the then outstanding Registrable Shares (on an as converted basis) may make a written request that the Issuer effect a registration under the Securities Act of all or any portion of such Holder(s) Registrable Shares. Each such request will specify the number of shares of Registrable Shares proposed to be sold and will also specify the intended method of disposition thereof. The Issuer will promptly give written notice of such requested registration to all other Holders of Registrable Shares and thereupon will effect, as promptly as practicable, the registration under the Securities Act of:

                    (i) the Registrable Shares which the Issuer has been so requested to register by the Holders requesting such registration (the "Requesting Holders") pursuant to this Section 3.01; and

                    (ii) the Registrable Shares which the Issuer has been requested to register by all Holders (other than such Requesting Holders) by written request given to the Issuer within 15 days after the giving of such written notice by the Issuer;

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Shares so to be registered; provided that:

          (x) with respect to all requests for registration of any Registrable Shares held by Holders (other than the last request), the Registrable Securities requested to be included in such registration have an aggregate market value of at least $10 million as of the close of business on the trading day immediately preceding such request;

          (y) subject to Section 3.01(f), the Issuer shall not be obligated to effect more than four registrations pursuant to this Section 3.01; and

          (z) at the time of any request to register Registrable Shares pursuant to this Section 3.01, if the Board of Directors determines in its good faith judgment that the Issuer should not file any registration statement otherwise required to be filed pursuant to Section 3.01(a) because the Issuer intends to conduct a public offering of its equity securities as contemplated by Section 3.02 or because the Issuer is engaged in any financing, acquisition or other material transaction which would require the Issuer to disclose material non-public information, the Issuer shall be entitled to postpone for the shortest reasonable period of time (but not exceeding 90 days from the date of the request), the filing of such registration statement and shall promptly give the Requesting Holders written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. Such right to delay a request for registration pursuant to this Section 3.01 may not be exercised more than once in any 12-month period. If the Issuer shall so postpone the filing of the registration statement, the Requesting Holders proposing to sell securities constituting a majority of all securities requested to be included by all Requesting Holders (the
          "Majority Requesting Holders") shall have the right to withdraw (without prejudice to their rights under clause (y) above) the request for registration by giving written notice to the Issuer within 30 days after receipt of the notice of postponement.

          Promptly after the expiration of the 15-day period referred to in clause (ii) above, the Issuer shall notify each holder of Registrable Shares to be included in the registration of the other holders requesting Registrable Shares to be included therein and the number of Registrable Shares requested to be included therein. The Majority Requesting Holders may, at any time prior to the effective date of the registration statement relating to such registration, revoke such request, without liability to any other holder holding Registrable Shares requested to be registered pursuant to clause (ii) above, by providing a written notice to the Issuer revoking such request; and such revocation shall be without prejudice to the rights of the Holders under clause (y) above.

               (b) Priority Participation in Requested Registrations. If the managing underwriter shall advise the Issuer that, in its view, the number of securities requested to be included in such registration (including securities which the Issuer may request to be included which are not Registrable Shares) exceeds the largest number of securities which can be sold in an orderly manner in such offering within a price range acceptable to holders of a majority of the

Registrable Shares initiating such registration and without having a material adverse effect on such offering (the "Maximum Offering Size"), the Issuer will include in such registration:

                    (i) first, the Registrable Shares requested to be included in such registration, allocated (if necessary) among the holders of such Registrable Shares pro rata based on the number of Registrable Shares requested to be included in such registration; and

                    (ii) second, Common Shares to be sold for the account of other Persons (including the Issuer), with such priorities among them as the Issuer shall determine.

               (c) Registration Statement Form. Registrations under this Section
3.01 shall be on such appropriate registration form of the Commission (i) as shall be selected by the Issuer, subject to Section 3.01(a), and as shall be reasonably acceptable to the Requesting Holders and (ii) as shall permit the disposition of such Registrable Shares in accordance with the method or methods of disposition intended on the part of the Requesting Holders who initiated the request. Notwithstanding anything herein to the contrary, if, pursuant to a registration request under this Section 3.01, the Issuer proposes to effect registration by filing of a registration statement on Form S-3 (or any successor or similar short-form registration statement) and any managing underwriter shall advise the Issuer in writing that, in its opinion, the use of another form of registration statement would improve the likelihood of the success of such proposed offering, then such registration shall be effected on such other form.

               (d) Expenses. The Issuer will pay promptly all Registration Expenses in connection with the registration requests made pursuant to this
Section 3.01.

               (e) Underwriters. The managing underwriter or underwriters of any Public Offering effected pursuant to this Section 3.01 shall be selected by the Majority Requesting Holders, which selection shall be reasonably satisfactory to the Issuer. The price, terms and provisions of such offering shall be subject to the approval of the Requesting Holders. The Issuer will enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Shares. The Holders shall not be required by the Issuer to make any representation or warranty in the underwriting agreement in connection with such offering other than as to their ownership and authority to Transfer, free of liens, claims and encumbrances (other than those that arise under the terms of this Agreement).

               (f) Unless at least 75% of the Registrable Shares requested to be registered by the Requesting Holders are included in such registration, such registration will not count as one of the four registrations referenced in clause (a)(y) of Section 3.01.

          SECTION 3.02 Piggy-Back Registration Rights.

               (a) Right to Include Registrable Shares. Subject to Section 3.06, if the Issuer at any time proposes to register any of its equity securities under the Securities Act (other than (i) by a registration on Form S-4, Form S-8 or any successor or similar form, (ii) pursuant to a registration requested pursuant to Section 3.01, (iii) in connection with a direct acquisition by the Issuer of another Person or (iv) pursuant to an employee share purchase plan, dividend reinvestment plan or similar plan of the Issuer), in each case whether or not for sale for its own account, it will at each such time give prompt written notice at least 30 days prior to the anticipated filing date of the registration statement relating to such registration to all Holders of Registrable Shares of its intention to do so and of such Holders' rights under this Section 3.02. Any such notice shall offer all such Holders, subject to Section 3.06, the opportunity to include in such registration such number of Registrable Shares as each such Holder may request. Upon the written request of any Holder made within 15 days after the receipt of any such notice (which request shall specify the number of Registrable Shares intended to be disposed of by such Holder), the Issuer will use its best efforts to effect the registration with the Commission under the Securities Act and any related qualification or other compliance of all Registrable Shares which the Issuer has been so requested to register, to the extent required to permit the disposition of the Registrable Shares to be so registered; provided that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Issuer shall determine for any reason not to register or to delay registration of such securities, the Issuer shall give written notice of such determination to each Holder and, thereupon, (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Shares in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any Holder entitled to do so, to request that such registration be effected as a registration under Section 3.01, and (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Shares, for the same period as the delay in registering such other securities. Each Holder holding Registrable Shares requesting to be included in such registration may elect, in writing not less than 5 Business Days prior to the effective date of the registration statement filed in connection with such registration, not to register such securities in connection with such registration; provided that any such holder may withdraw its request for inclusion at any time prior to executing the underwriting agreement or if none, prior to the registration statement becoming effective. No registration effected under this Section 3.02 shall relieve the Issuer of its obligation to effect any registration upon request under Section 3.01. The Issuer will pay promptly all Registration Expenses in connection with each registration of Registrable Shares requested pursuant to this Section 3.02.

               (b) Priority in Incidental Registrations. If a registration pursuant to this Section 3.02 involves a Public Offering and the managing underwriter shall advise the Issuer that, in its view, the number or proposed mix of securities (including all Registrable Shares) which the Issuer, the Holders and any other Persons intend to include in such registration exceeds the Maximum Offering Size, the Issuer will include in such registration, in the priority listed below, securities up to the Maximum Offering Size:

                    (i) first, the equity securities the Issuer proposes to sell;

                    (ii) second, the Registrable Shares requested to be included in such registration, allocated (if necessary) among the holders of such Registrable Shares pro rata based on the number of Registrable Shares requested by them to be included in such registration; and

                    (iii) third, equity securities to be sold for the account of
          other  Persons  having  incidental   registration   rights  with  such
          priorities among them as the Issuer shall determine.

          SECTION 3.03 Registration Procedures. If the Issuer is required to effect the registration of any Registrable Shares under the Securities Act as provided in Section 3.01 or 3.02, the Issuer will, as promptly as possible:

               (a) prepare and file with the Commission a registration statement on an appropriate form (subject to 3.01(c)), and thereafter use its best efforts to cause such registration statement to become effective and to remain effective pursuant to the terms of the underwriting agreement and prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified pursuant to the terms of the underwriting agreement and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the lesser of (i) such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Registering Holders thereof set forth in such registration statement and (ii) 120 days; provided that the Issuer will, at least 5 Business Days (or at least 3 Business Days in the case of incidental registrations) prior to filing a registration statement or prospectus or any amendment or supplement thereto, furnish to each Registering Holder copies of such registration statement or prospectus (or amendment or supplement) as proposed to be filed (including, upon the request of such Holder, documents to be incorporated by reference therein) which documents will be subject to the reasonable review and comments of such Holder (and its attorneys) during such 5-Business Day period (or 3-Business Day period, as the case may be) and the Issuer will not file any registration statement, any prospectus or any amendment or supplement thereto (or any such documents incorporated by reference) containing any statements with respect to such Holder to which such Holder shall reasonably object in writing;

               (b) furnish to each Registering Holder and to any underwriter such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 or Rule 430A under the Securities Act, in conformity with the requirements of the Securities Act, documents incorporated by reference in such registration statement, amendment, supplement or prospectus and such other documents (in each case including all exhibits), as a Registering Holder or underwriter may reasonably request;

               (c) after the filing of the registration statement, promptly notify each Registering Holder of the effectiveness thereof and of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered and promptly notify such Registering Holder of such lifting or withdrawal of such order;

               (d) use its best efforts to register or qualify all Registrable Shares and other securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Registering Holders holding a majority of the Registrable Shares to be included in such registration or the underwriter shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable the Registering Holders to consummate the disposition in such jurisdictions of the securities owned by such Registering Holders, except that the Issuer shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this Section 3.03(d) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

               (e) use its reasonable best efforts to cause all Registrable Shares covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Registering Holders to consummate the disposition of such Registrable Shares;

               (f) furnish to each Registering Holder and to each underwriter, if any, a signed counterpart of: (i) an opinion of counsel for the Issuer addressed to such Holder and underwriter on which opinion both Holder and such underwriter are entitled to rely and (ii) a "comfort" letter signed by the independent public accountants who have certified the Issuer's financial statements included in such registration statement, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing underwriter therefor reasonably request. The Issuer will use its commercially reasonable efforts to have such comfort letters addressed to each Registering Holder;

               (g) immediately notify each Registering Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and as promptly as practicable under the circumstances prepare and furnish to such Registering Holder a reasonable number of copies of any supplement to or amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make statements therein not misleading in the light of the circumstances under which they were made;

               (h) make available for inspection by any Registering Holder, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any such Holder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Issuer (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and shall cause (i) the Issuer's officers, directors and employees to supply all information reasonably requested by any Inspectors and (ii) the senior management of the Issuer and its Subsidiaries to participate in any "road show" presentations to investors for such period of time as is reasonably requested by the managing underwriters, in each case in connection with such registration statement. Each such Holder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Issuer or its Affiliates unless and until such information is made generally available to the public. Each such Holder further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Issuer and allow the Issuer, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

               (i) use its reasonable best efforts to list all Registrable Shares covered by such registration statement on any securities exchange or quotation system on which any of the Registrable Shares is then listed or traded; and

               (j) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document that shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

          The Issuer may require each Registering Holder to promptly furnish to the Issuer, as a condition precedent to including such Registering Holder's Registrable Shares in any registration, such written information regarding such Registering Holder and the distribution of such securities as the Issuer may from time to time reasonably request in writing.

          Each Holder agrees that upon receipt of any notice from the Issuer of the happening of any event of the kind described in Section 3.03(g), such Holder will forthwith discontinue such Holder's disposition of Registrable Shares pursuant to the registration statement relating to such Registrable Shares until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.03(g) and, if so directed by the Issuer, will deliver to the Issuer (at the Issuer's expense) all copies, other than permanent file copies, then in such Holder's possession, of the prospectus and any amendments or supplements thereto relating to such Registrable Shares current at the time of receipt of such notice. In the event the Issuer shall give such notice, the Issuer shall extend the period during which the effectiveness of such registration statement shall be maintained by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.03(g) to the date when the Issuer shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 3.03(g).

          SECTION 3.04 Participation in Underwritten Registrations. No Person may participate in any Public Offering pursuant to Section 3.01 or 3.02 unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided that no holder of Registrable Shares included in any underwritten registration shall be required to make any representations or warranties to the Issuer or the underwriters (other than representations and warranties regarding such holder, such holder's ownership and authority to transfer free of liens, claims and encumbrances, and such holder's intended method of distribution) or to undertake any indemnification obligations to the Issuer or the underwriters with respect thereto, except as otherwise provided in Section 3.05(b).

          SECTION 3.05 Indemnification.

               (a) Indemnification by the Issuer. The Issuer agrees to indemnify and hold harmless each Registering Holder, its officers, directors, partners and agents and each Person, if any, who controls such Registering Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened in respect thereof), joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, reports required and other documents filed under the Exchange Act, prospectus or preliminary prospectus or any amendment thereof or supplement thereto (together with any documents incorporated therein by reference) relating to the Registrable Shares or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by Issuer of any federal, state, foreign or common law rule or regulation and relating to action or inaction in connection with any such registration, disclosure document or other document and the Issuer will reimburse such Registering Holders, their officers, directors, partners and agents and each Person, if any, who controls such Registering Holder within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act for any legal or any other expenses reasonably incurred by them including any amounts paid in any settlement in connection with investigating or defending such loss, claim, damage, liability or expense, except insofar as such losses, claims, damages, liabilities or expenses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Issuer by such Registering Holder or on such Registering Holder's behalf expressly for use therein. The Issuer also agrees to indemnify any underwriters of the Registrable Shares, their officers and directors and each Person who controls such underwriters on substantially the same basis as that of the indemnification of the Registering Holders provided in this Section 3.05(a).

               (b) Indemnification by the Registering Holders. Each Registering Holder agrees, severally but not jointly, to indemnify and hold harmless the Issuer, its officers, directors and agents and each Person, if any, who controls the Issuer within the meaning of either Section 15 of the Securities Act or
Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuer to such Registering Holder, but only with respect to information furnished in writing by such Registering Holder or on such Registering Holder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Shares, or any amendment or supplement thereto, or any preliminary prospectus. Each Registering Holder's obligation to indemnify pursuant to this Section is several in the proportion that the proceeds of the offering received by such Holder bears to the total proceeds of the offering received by all the Holders and not joint, and in any event shall be limited to the net cash proceeds of the offering actually received by such Holder.

               (c) Conduct of Indemnification Proceedings. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Section 3.05, such Person (an "Indemnified

Party") shall promptly notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses; provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Party that had the largest number of Registrable Shares included in such registration. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties for and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

          SECTION 3.06 Shelf Registration. Notwithstanding anything herein to the contrary, if the Issuer prepares and files with the Commission a shelf registration statement on an appropriate form relating to all (but not less than all) of the Registrable Shares of the Holders in accordance with Rule 415 under the Securities Act (the "Shelf Registration Statement"), the registration rights of the Holders pursuant to Sections 3.01 and 3.02 shall be suspended for so long as such Shelf Registration Statement is maintained continuously effective and in compliance with the Securities Act and usable for resale of Registrable Shares. The provisions set forth in Section 3.01(d), the last sentence of Section 3.02(a), Section 3.03, Section 3.04 and Section 3.05 shall, to the extent relevant, apply to any such Shelf Registration Statement. In the event that the Shelf Registration Statement is withdrawn or ceases to be effective for any reason, the Holder's rights under Sections 3.01 and 3.02 shall be reinstated in accordance with their original terms without any action by any party.

          SECTION 3.07 Holdback Agreements.

               (a) Each holder of Registrable Shares hereby agrees not to, directly or indirectly, effect any public sale or distribution (including sales pursuant to Rule 144) or any short sales of equity securities of the Issuer, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90 day period beginning on the effective date of any Public Offering pursuant to Sections 3.01 or 3.02 hereof (except as part of such Public Offering), unless the underwriters managing the Public Offering otherwise agree.

               (b) The Issuer agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten Public Offering pursuant to Sections 3.01 or 3.02 hereof (except as part of such Public Offering or pursuant to registrations on Forms S-4 or S-8 or any successor forms), unless the underwriters managing the Public Offering otherwise agree.

                                   ARTICLE 4.
                         CORPORATE GOVERNANCE; COVENANTS

          SECTION 4.01 Board of Directors.

               (a) For so long as the Initial Holders hold an aggregate number of Shares totaling at least 40% of the Initial Holdings, then the holders of a majority of the outstanding Shares held by the Initial Holders shall be entitled
(i) to nominate two director nominees to the Board of Directors (each, a "Preferred Share Director") and (ii) to nominate at least one Preferred Share Director to each committee or subcommittee of the Board of Directors. If at any time the Initial Holders hold an aggregate number of Shares totaling less than 40% of the Initial Holdings, but for so long as they hold an aggregate number of Shares totaling at least 10% of the Initial Holdings, the holders of a majority of the outstanding Shares held by the Initial Holders shall be entitled to nominate one Preferred Share Director and to nominate such Preferred Share Director to each committee or subcommittee of the Board of Directors. The Issuer agrees to use its best efforts to take all actions necessary to have such director nominees elected to the Board of Directors and appointed to such committees and subcommittees, including nominating such designee, including the designee in the Issuer's proxy statement, recommending a vote for such designee and casting proxies given to the Issuer in favor of such designee. If the Initial Holders for any reason fail to nominate anyone to fill any such directorship, such position shall remain vacant until such time as the Initial Holders nominate a director to fill such position and such directorship shall not be filled by resolution or vote of the Issuer's Board of Directors or the Issuer's other stockholders. At least two Business Days prior to any nomination of a Preferred Share Director, the Initial Holders shall notify the Issuer, the Issuer's Chief Executive Officer or the Issuer's Chairman of the Board of Directors of the identity of such Preferred Share Director. The Initial Holders shall permit the Issuer to consult with them regarding such nominee; provided, that nothing herein shall confer on the Issuer any approval, consent or veto right with respect to such nominee and the Initial Holders shall retain the right to nominate any person they choose. For purposes of this Section 4.01(a), "a majority of the outstanding Shares held by the Initial Holders" shall mean a majority of the votes represented by the Common Shares and Preferred Shares held by the Initial Holders, counting each Common Share as one vote and each Preferred Share as a number of votes equal to the number of Common Shares into which such Preferred Share could convert.

               (b) For so long as the Initial Holders are entitled to elect at least one director, the Issuer shall use its best efforts to ensure that there are no more than 11 members of the Board of Directors.

               (c) The Issuer hereby agrees to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary to give effect to the rights of the Initial Holders hereunder.

               (d) The directors nominated pursuant to Section 4.01(a) shall be entitled to receive the same compensation and benefits (including equity-based compensation) that are provided to the other non-executive members of the Board of Directors.

               (e) For so long as the Initial Holders hereunder retain their right to nominate directors pursuant to Section 4.01(a), the Issuer shall maintain policies of directors and officers liability insurance, with financially sound and reputable insurers, having terms that are customary for companies similarly situated.

               (f) The provisions contained in this Section 4.01 are intended to operate in conjunction with the provisions contained in paragraph 6(b) of the Issuer's Articles of Amendment for the Series B Shares (the "Articles of Amendment"), such that: (i) at any time when the holders of the Series B Shares are entitled to elect two directors pursuant to the Articles of Amendment, then the Initial Holders shall not have a separate right to nominate directors pursuant to the provisions of this Section 4.01; (ii) at any time when the holders of the Series B Shares are entitled to elect only one director pursuant to the Articles of Amendment, then, if pursuant to the provisions of this
Section 4.01 (disregarding the Articles of Amendment) the Initial Holders would be entitled to nominate two Preferred Share Directors, then the Initial Holders shall be entitled to nominate one Preferred Share Director pursuant to this
Section 4.01; and (iii) at any time when the holders of the Series B Shares are not entitled to elect any directors pursuant to the Articles of Amendment, then the provisions of this Section 4.01 shall apply in their entirety without regard to this subsection (f).

          SECTION 4.02 Voting. Unless the requisite holders of the Common Shares have approved a higher level of voting, so long as WCAS or any of its Affiliates own any Preferred Shares, the maximum number of votes which WCAS shall be entitled to cast (on any matter requiring the vote of the holders of the Common Shares) shall not exceed the number of votes equal to 19.9% of the number of votes that are entitled to be cast by all holders of the Company's Voting Securities entitled to vote on any particular matter, notwithstanding the number of votes otherwise represented by the Preferred Shares and other Voting Securities of the Company held by WCAS and its Affiliates. Unless the requisite holders of the Common Shares have approved a higher level of voting, any votes with respect to Voting Securities in excess of the 19.9% specified in the sentence above will be voted proportionately with the shares held by the Issuer's public shareholders (i.e., persons who are not either affiliates (as defined in Rule 13e-3 under the Exchange Act) or 5% owners of the Voting Securities of the Issuer). The Issuer will cooperate with WCAS and its Affiliates and will take all steps necessary to ensure that the votes of WCAS and its Affiliates are cast in compliance with this section.

                                   ARTICLE 5.
                                   STANDSTILL

          SECTION 5.01 Acquisition of Voting Securities/Board Control.

               (a) Each Holder agrees that, except for the Warrants issued pursuant to the Series B Purchase Agreement and the Warrants issued to WCAS
Capital Partners III, L.P. in connection with the $95,000,000 13 1/2% Subordinated Notes due 2011 (and any Common Shares issued upon exercise of such Warrants), and any other equity securities of the Issuer that can be acquired in connection with the commitment to provide debt financing, or the funding thereof, for the transactions contemplated in the Series C Purchase Agreement, until the tenth anniversary of the date hereof, such Holder and its Affiliates will not, directly or indirectly (including through any controlled entity), (i) purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire, ownership (including, without limitation, beneficial ownership) of any voting securities of the Issuer, any direct or indirect rights or options to acquire voting securities, any assets or business of the Issuer or any bank debt, claims or other obligations of the Issuer or any options to acquire such ownership (including from a third party) without the Issuer's prior written consent, except for the Preferred Shares and the Common Shares into which such Preferred Shares are convertible; (ii) solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Issuer, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Issuer or its securities or assets; (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way participate in a "group" in connection with any of the foregoing; or (v) participate in any effort to do any of the foregoing or make any public announcement with respect to the foregoing. For purposes of this Section 5.01, "controlled entity" shall mean, with respect to any Person, any entity in which such Person owns the majority of the voting securities or has the ability (whether through the ownership of voting securities, contract or otherwise) to elect a majority of the board of directors or other similar governing body or has the authority to control or direct the investment decisions of such entity. Nothing in this Section 5.01 shall limit the activities of any Affiliate of Morgan Stanley Incorporated (other than any Holder) that is (1) a broker/dealer, (2) an affiliate of a broker/dealer involved in financing, securities, commodities or derivatives activities in the ordinary course of business, (3) a registered investment adviser, (4) an investment company, whether registered or unregistered, or (5) a portfolio company of any such investment company, unless the persons conducting business on behalf of such Affiliate had access to material non-public information with respect to the Issuer.

               (b) Notwithstanding anything to the contrary herein, the parties hereto agree that the provisions of this Section 5.01 shall apply only to the Holders, their Affiliates and their controlled entities and not to any of their partners, members, securityholders, or portfolio companies (that are not controlled entities) that are not otherwise a holder of Shares and a Holder under this Agreement.

                                   ARTICLE 6.
                                  MISCELLANEOUS

          SECTION 6.01 Headings. The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

          SECTION 6.02 No Inconsistent Agreements. The Issuer will not hereafter enter into or amend any agreement with respect to its securities which prevents the Issuer from discharging its obligations under this Agreement or grant rights superior to the rights granted to the Holders in this Agreement.

          SECTION 6.03 Entire Agreement. The Transaction Agreements constitute the entire agreement and understanding of the parties hereto and thereto in respect of the subject matter contained herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth or referred to herein or therein. The Transaction Agreements supersede all prior agreements and understandings between the parties hereto and thereto with respect to the subject matter hereof and thereof. This Agreement supersedes the Original Shareholder Agreement.

          SECTION 6.04 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopier) and shall be deemed to have been duly given or made if sent by telecopy, delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to such party at its address or telecopier number set forth on the signature pages hereof, or such other address or telecopier number as such party may hereinafter specify for the purpose to the party giving such notice. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

          SECTION 6.05 Applicable Law; Submission to Jurisdiction. The corporate law of the Commonwealth of Virginia shall govern all issues and questions concerning the relative rights and obligations of the Issuer and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Without limiting the foregoing and subject to applicable law, each party agrees that service of process on such party as provided in Section 6.04 shall be deemed effective service of process on such party. Nothing herein shall affect the right of any party to serve legal process in any other manner permitted by law or at equity or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction. WITH RESPECT TO A PROCEEDING IN ANY SUCH COURT, EACH OF THE PARTIES IRREVOCABLY WAIVES AND RELEASES TO THE OTHER ITS RIGHT TO A

TRIAL BY JURY, AND AGREES THAT IT WILL NOT SEEK A TRIAL BY JURY IN ANY SUCH PROCEEDING.

          SECTION 6.06 Severability. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          SECTION 6.07 Successors, Assigns, Transferees. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. Notwithstanding the foregoing, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Issuer or any Holder, except (i) as specifically provided pursuant to the terms hereof and (ii) in connection with a Transfer of securities of the Issuer described in Section 2.02 and otherwise permitted pursuant to the terms hereof. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          SECTION 6.08 Amendments; Waivers.

               (a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or ' the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

               (b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

          SECTION 6.09 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

          SECTION 6.10 Recapitalization, etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Shares by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the Shares or any other change in capital structure of the Issuer, appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

          SECTION 6.11 Remedies.The parties hereto acknowledge and agree that in the event of any breach of this Agreement, the parties would be irreparably harmed and could not be made whole by monetary damages. Each party hereto accordingly agrees (i) not to assert by way of defense or otherwise that a remedy at law would be adequate, and (ii) that the parties agree, in addition to any other remedy to which they may be entitled, that the remedy of specific performance of this Agreement is appropriate in any action in court.

          SECTION 6.12 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Issuer and each of the Holders will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to give effect to the terms and conditions of the Transaction Agreements.

                                    * * * * *

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                        CFW COMMUNICATIONS COMPANY


                                        By:  ___________________________________
                                             Name:
                                             Title:

                                        Address for notices:
                                        ------------------------

                                             CFW Communications Company
                                             401 Spring Lane, Suite 300
                                             Waynesboro, VA  22980
                                             Facsimile: (540) 956-3595
                                             Attention: Warren Catlett

                                        With a copy to:

                                             Hunton & Williams
                                             Bank of America Plaza
                                             Suite 4100
                                             600 Peachtree Street, NE
                                             Atlanta, GA  30308-2216
                                             Facsimile: (404) 888-4190
                                             Attention: David Carter, Esq.

                                        WELSH, CARSON, ANDERSON
                                             & STOWE VIII, L.P.

                                        By: WCAS VIII Associates, LLC,
                                             as General Partner


                                        By:  ___________________________________
                                             Name:
                                             Title: Managing Member

                                        Address for notices:
                                        ------------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile: (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile: (212) 446-4900
                                             Attention: Michael Movsovich, Esq.

                                        WELSH, CARSON, ANDERSON
                                             & STOWE VIII, L.P.

                                        By: WCAS IX Associates, LLC,
                                             as General Partner


                                        By:  ___________________________________
                                             Name:
                                             Title: Managing Member

                                        Address for notices:
                                        ------------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile: (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile: (212) 446-4900
                                             Attention: Michael Movsovich, Esq.

                                        WCAS CAPITAL PARTNERS III, L.P.

                                        By:  WCAS CP III Associates, L.L.C., its
                                             general partner


                                        By:  ___________________________________
                                        Name:
                                        Title: Managing Member

                                        Address for notices:
                                        ------------------------

                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile: (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile: (212) 446-4900
                                             Attention: Michael Movsovich, Esq.

                                        MORGAN STANLEY DEAN WITTER EQUITY
                                        FUNDING, INC.


                                        By:  ___________________________________
                                             Name:
                                             Title:

                                        Address for notices:
                                        ------------------------

                                             1585 Broadway
                                             New York, NY 10036
                                             Facsimile:
                                             Attention:

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                                        By:  ___________________________________
                                        Name:    Jonathan M. Rather
                                        as Attorney-in-fact for the individual
                                        investors listed below:

                                             Patrick J. Welsh
                                             Russell L. Carson
                                             Bruce K. Anderson
                                             Andrew M. Paul
                                             Thomas E. McInerney
                                             Robert A. Minicucci
                                             Lawrence B. Sorrel
                                             Anthony J. de Nicola
                                             Paul B. Queally
                                             Rudolph E. Rupert
                                             Jonathan M. Rather
                                             D. Scott Mackesy
                                             Sanjay Swani
                                             John D. Clark
                                             Sean M. Traynor
                                             John Almeida
                                             Eric J Lee

                                        Address for notices:
                                        ------------------------

                                             c/o Welsh, Carson, Anderson & Stowe
                                             320 Park Avenue, Suite 2500
                                             New York, NY 10022
                                             Facsimile: (212) 893-9570
                                             Attention: Jonathan M. Rather

                                        with a copy to:
                                        --------------

                                             Kirkland & Ellis
                                             Citigroup Center
                                             153 East 53rd Street
                                             New York, NY 10022
                                             Facsimile: (212) 446-4900
                                             Attention: Michael Movsovich, Esq.

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                                                                       EXHIBIT A

                          FORM OF AGREEMENT TO BE BOUND

                                     [Date]

To the Parties to the Shareholders
Agreement dated as of  July 11, 2000

Ladies and Gentlemen:

          Reference is made to the Shareholders Agreement dated as of July 11, 2000 (the "Shareholders Agreement") among CFW Communications Company, a Virginia corporation, Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership, and the other Persons listed on the signature pages thereof and each other Person who has or shall become a party to the Shareholders Agreement as provided therein. Capitalized terms used herein and not defined have the meanings ascribed to them in the Shareholders Agreement to the same extent and in the same manner as the assignor.

          In consideration of the covenants and agreements contained in the Shareholders Agreement, the undersigned hereby confirms and agrees that it shall be bound as a "Holder" by all of the provisions of the Shareholders Agreement.

          This letter shall be construed and enforced in accordance with the internal laws of the State of New York.

                                        Very truly yours,


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